As filed with the Securities and Exchange Commission on November 16, 2006

Registration No. 333-137813

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Comverge, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3822	22-3543611
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 Eagle Rock Avenue, Suite 190

East Hanover, New Jersey 07936

(973) 884-5970

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert M. Chiste

President and Chief Executive Officer

120 Eagle Rock Avenue, Suite 190

East Hanover, New Jersey 07936

(973) 884-5970

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

John Clutterbuck, Esq. Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 Telephone: (713) 220-4730 Facsimile: (713) 238-7363	Steven M. Tyndall, Esq. Fish & Richardson P.C. 111 Congress Avenue, Suite 810 Austin, Texas 78701 Telephone: (512) 226-8132 Facsimile: (512) 320-8935	Tracey A. Zaccone, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 Telephone: (212) 556-2100 Facsimile: (212) 556-2222

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2006

P R O S P E C T U S

             Shares

Comverge, Inc.

Common Stock

$             per share

We are selling                  shares of our common stock. The selling stockholders named in this prospectus have granted the underwriters an option to purchase up to                      additional shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of the shares by the selling stockholders.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $             and $             per share. We have applied to list the common stock for quotation on the Nasdaq Global Market under the symbol “COMV.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Comverge (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                 , 2006.

Citigroup

Cowen and Company

RBC Capital Markets

Pacific Growth Equities, LLC

                            , 2006

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Industry and Market Data

This prospectus includes market share and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Our internal research and forecasts are based upon management’s understanding of industry conditions, and such information has not been verified by any independent sources. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We do not know what assumptions regarding general economic growth were used in preparing the forecasts that we cite. Statements as to our position relative to our competitors refer to recent data available to us.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus before making an investment decision. In this prospectus, unless otherwise specified or the context otherwise requires, “Comverge,” “we,” “us” and “our” refer to Comverge, Inc. and its predecessors and subsidiaries.

Company Overview

We are a leading provider of clean energy solutions that improve grid reliability and enable utilities to increase available electric capacity during periods of peak energy demand on a more cost-effective basis than conventional alternatives. Peak energy demand typically occurs during weekday afternoons in the summer when utility customers require maximum power. Growing peak demand and an aging infrastructure have led to numerous brownouts, blackouts and service disruptions. To meet this challenge, electric utilities increase capacity by building and operating natural gas-fired power plants and expanding transmission and distribution infrastructure to ensure that adequate electric capacity is available to serve the peak demand. As an alternative means of providing electric capacity, utilities increasingly employ demand management programs that decrease energy consumption. We provide these demand management solutions, which produce no harmful emissions and are as much as 40% less expensive than building and operating a new natural gas-fired power plant, without requiring any additional investment in transmission and distribution assets.

We provide our clean energy solutions through two operating units. Our Smart Grid Solutions Group develops and delivers state-of-the-art demand response and advanced metering systems based on wireless communications. Our demand response products consist of hardware that is installed at a utility’s residential or business customer’s location on high-energy consumption equipment, such as central air conditioners. Our software applications send wireless messages to manage and control our hardware. Upon receiving the messages, our hardware works to reduce the length of time that the equipment operates, thereby making electric capacity available to the utility. Our advanced metering products consist of our hardware that is installed at a utility’s residential or business customer’s electric meter. These devices collect information from the meter and transmit it through a software application where it is then stored on servers. This information is used by the utility to manage electricity consumption, analyze usage trends and generate billing information. We estimate that our products represent over 50% of residential demand response devices operating in North America to date. According to the Department of Energy, there are approximately 10,000 megawatts of residential demand response systems installed in North America today. Our products shipped to date account for approximately 6,000 megawatts of this 10,000 megawatts.

Our Alternative Energy Resources Group primarily offers our Virtual Peaking Capacity, or VPC, programs. Our VPC programs utilize our Smart Grid Solutions Group’s products to similarly manage demand for electric capacity as described above. However, as opposed to the utility using its resources to run the program, we develop, operate and manage this capacity for utilities on a pay-for-performance basis, which means that we enter into long-term contracts with utilities and are paid under each contract based on the amount of verifiable kilowatt hours of capacity that we provide. Based on our contacts in the industry, our industry experience and information gathered through our sales and development networks, we believe that four such pay-for-performance contracts consisting of residential, commercial and industrial classes have been awarded in North America, all through a competitive bidding process. We have won 100% of such contracts, having entered into four VPC contracts with three customers: PacifiCorp, San Diego Gas & Electric Company and ISO New England Inc.

Our customer base of over 500 electric utilities includes 65% of the largest utility companies in North America, with over 200 our customers having generated significant revenues over the last four years. During the year ended December 31, 2005, we had three customers which accounted for 20%, 16% and 13% of total revenues. Our top ten utility customers accounted for 80% of consolidated revenues for the year ended December 31, 2005. During the nine months ended September 30, 2006, we had three customers that accounted for 45% of total revenues, and the top ten utility customers accounted for 70% of total revenues. Strong acceptance of our existing VPC programs, which were first introduced in 2003, has led to long-term contracts with utility customers that allow for approximately $78.6 million in estimated payments through 2015. As of September 30, 2006, all of our long-term contracts from the Smart Grid Solutions Group and the Alternative Energy Resources Group allow for approximately $122.3 million in estimated payments through 2015.

Our revenues have increased from $15.4 million in 2003 to $23.4 million in 2005 and from $11.9 million for the nine months ended September 30, 2005 to $12.8 million for the nine months ended September 30, 2006, although we have incurred annual net losses in each period since inception and may continue to incur annual net losses in the future. Revenues for our Smart Grid Solutions Group were $16.1 million and $14.6 million for the years ended December 31, 2004 and 2005, respectively. Revenues for our Alternative Energy Resources Group were $1.2 million and $8.8 million for the years ended December 31, 2004 and 2005, respectively. For the nine months ended September 30, 2005 and 2006, revenues from our Smart Grid Solutions Group were $11.8 million and $12.3 million, respectively. For the nine months ended September 30, 2005 and 2006, revenues from our Alternative Energy Resources Group were $0.1 million and $0.5 million, respectively. Our net losses were $9.3 million and $8.0 million for the years ended December 31, 2004 and 2005, respectively. Our net losses were $9.9 million and $12.4 million for the nine months ended September 30, 2005 and 2006, respectively. Our accumulated deficit at September 30, 2006 was $58.5 million.

Market Opportunities

The electric utility market is one of the largest industries in North America with estimated sales of $275 billion in 2005. The clean energy sector has evolved in direct response to the needs of electric utilities to pursue alternative forms of energy and to better manage the production and consumption of electricity. We define the clean energy sector as being comprised of three segments: alternative energy resources, smart grid technology and conservation. Alternative energy resources refers to alternatives to fossil fuel-based methods of providing electric capacity. Smart grid technology refers to the application of advanced technology, including wireless communications, for managing electricity production, delivery and consumption over a transmission and distribution network. Conservation refers to the economic practice of reducing the use of energy. We currently provide solutions in each of these three segments.

Utilizing data from Clean Edge, Inc. and the Center for Smart Energy, we estimate the clean energy sector will have cumulative revenues of $300 billion between 2005 and 2010. Of this $300 billion, we believe that approximately $250 billion is attributable to alternate energy resources, $40 billion is attributable to smart grid technology and $10 billion is attributable to conservation. We estimate that our current addressable market is approximately $6.1 billion, comprised of $2 billion of the alternative energy resources segment served by our VPC program offerings, $4 billion of the smart grid technology segment served by our Smart Grid products for demand response, automated metering and software applications and $100 million of the conservation segment served by our Smart Grid thermostat products. Electric Power Research Institute estimates that the demand response products market alone represents a potential of over $4 billion of utility spending annually to reach adequate demand response penetration levels.

Comverge Competitive Strengths

Compelling Value Proposition to Electric Utilities and Consumers.    For electric utilities, we offer an attractive solution that provides electric capacity that is as much as 40% less expensive than building and operating natural gas-fired power plants and as much as 90% less expensive than other forms of alternative energy, such as solar.

First-Mover Advantage in VPC Programs.    We believe that we are the first and only provider of residential VPC programs to electric utilities, and we have contracted capacity of 220 megawatts. Currently, three electric utility customers participate in four of our VPC programs. Although there is one other provider of outsourced programs to large commercial and industrial customers of electric utilities, we are the only provider of these outsourced programs across all customer classes, including residential, commercial and industrial, which has provided us with significant operational expertise in program implementation and customer service.

Ability to Address Large and Growing Clean Energy Market Opportunity.    Our wide array of products and services are broadly deployed and provide an immediate solution to electric utilities on a cost-effective, non-subsidized, environmentally-friendly basis. From inception through 2005, we have delivered residential demand response equipment with an equivalent capacity of approximately 6,000 megawatts, which is enough to provide electricity for six million homes. We believe that our total addressable market in the clean energy sector is approximately $6.1 billion.

Long-Term Contracts Provide Significant Recurring Revenues.    We have a variety of long-term contracts, ranging from three to 20 years, in both of our operating groups, including contracts for equipment sales, services and VPC programs. Revenues derived from long-term contracts have become a larger portion of our business, growing from 26% in 2003 to 56% in 2005. These contracts allow us or our utility customers to terminate them for cause or convenience, however, no customers have terminated their contracts to date.

Large and Established Customer Base.    Since inception, we have developed a customer base of over 500 electric utilities and energy service companies, including Austin Energy, Duke Energy Corporation, Gulf Power Company, Inc., PacifiCorp and San Diego Gas & Electric Company. In 2005, our top ten customers accounted for 80% of our consolidated revenues. Our proven technology and long-standing relationships allow us to identify customer needs and accordingly, to provide new products and services, which include our four VPC programs.

Strong Strategic Alliances Create Multiple Channels to the Market.    We have strategic supply agreements and product development and marketing alliances with several industry-leading companies, including Air Products and Chemicals, Inc., Cellnet Technology, Inc., Current Communications Group, LLC, Itron, Inc., Landis+Gyr, Inc. and the White-Rodgers division of Emerson Electric Co. As a result, we are able to increase our sales and expand our distribution channels within the clean energy sector.

Synergies Between Alternative Energy Resources and Smart Grid Solutions Groups.    We are a vertically integrated clean energy solutions provider. We develop, manufacture and sell our products directly to electric utilities or, in the alternative, deploy them for the benefit of electric utilities on an outsourced basis through our VPC programs in consideration of payments by utilities to us for available capacity.

Comverge Strategy

Increase Market Penetration.    We intend to further penetrate the clean energy sector by expanding our product offerings through product innovations in order to meet the growing needs of our customer base, securing additional long-term contracts and offering new solutions to specifically address the commercial and industrial demand response markets.

Expand the Market for our Clean Energy Solutions.    We intend to expand the available market for our clean energy solutions by increasing awareness, acceptance and utilization of VPC programs. This will entail educating key industry groups about our offerings and working with regulators and government agencies to obtain rate treatment similar to supply-side resources.

Develop New Distribution Channels Through Strategic Alliances.    We are focused on expanding our current strategic alliances and identifying new strategic relationships. We intend to leverage these relationships to achieve greater adoption of our products by, and bring new products to market for, our electric utility customers through bundled offerings.

Continue to be an Innovative Leader in our Markets.    We will leverage operational and technical knowledge gained from the deployment of our VPC programs to evolve our business model and provide innovative products and services, while continuing to invest in research and development in both of our operating groups.

Pursue Targeted Strategic Opportunities.    We intend to make selected investments and pursue acquisitions to strengthen our competitive position in the clean energy sector.

Payments from Long-Term Contracts

We have entered into long-term contracts with five of our utility customers that allow for $122.3 million in estimated payments to us from 2006 to 2015. Three of these utilities have entered into long-term VPC contracts. Two utilities have entered into hardware or installation service long-term supply contracts. The payments estimated from long-term contracts have been prepared by management and are based upon the contractual terms and a number of assumptions, including:

•	the timely completion of the build-out of our VPC programs;

•	our ability to provide to our utility customers the maximum available capacity under our VPC contracts once build-out is completed;

•	the rate of replacement of participant terminations under our VPC contracts remaining consistent with our historical average; and

•	our contracts not being terminated, modified or delayed.

Any differences among these assumptions, other factors and our actual experiences may result in actual payments in future periods significantly differing from management’s current estimates of payments allowed under the long-term contracts and our actual expenses may result in actual payments collected being significantly lower than current estimates. See “Risk Factors—Risks Related to Our Business—We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual revenues and should not be relied upon.” A comparison of payments from long-term contracts from period to period is not necessarily meaningful and may not be indicative of actual revenues and should not be relied upon. You should read our “Payments from Long-Term Contracts” information together with our historical financial statements and the accompanying notes included elsewhere in this prospectus and together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” particularly the section entitled “Payments from Long-Term Contracts.” In management’s view, such information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and, to the best of management’s knowledge and belief, presents the assumptions and considerations on which we base our belief that we can receive such payments. The information in this section is designed to summarize the financial terms of our long-term contracts and is not intended to provide guidance on future operating results, including revenues or profitability.

Challenges

The following challenges, as well as the other risks discussed in “Risk Factors,” should be carefully considered before participating in this offering:

•	our history of annual net losses and our potential inability to receive the payments from long-term contracts and recognize revenues from our backlog;

•	the competition we face, including from companies with greater financial resources;

•	the potential requirement to make substantial refunds to our utility customers if the actual amount of electric capacity that we provide under our VPC contracts is materially less than estimated; and

•	our dependence on a small number of customers for a significant portion of our revenues.

Corporate Information

We were formed in 1997 as a wholly-owned subsidiary of Acorn Factor, Inc. and acquired the Utility Solutions Division of Lucent Technologies. In 1998, we acquired Comverge Control Solutions Ltd., or Powercom, a wholly-owned subsidiary of Acorn Factor. Powercom developed advanced meter reading data management and analysis and load management solutions. In 1999, we acquired the Control Systems Division of Scientific Atlanta, formed in 1974 as a provider of demand response solutions. In 2003, Comverge acquired Sixth Dimension, Inc.

Our principal executive offices are located at 120 Eagle Rock Avenue, Suite 190, East Hanover, New Jersey 07936, and our telephone number at this address is (973) 884-5970. Our website is http://www.comverge.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

Our trademarks include: Adaptive Algorithm, Coolibrium, CoolSentry, Comverge, Maingate, PowerCAMP, Powerportal, 6D, 6DiNET, Sixth Dimension, SuperStat, SuperSwitch, Virtual Peaking Capacity and VPC.

The Offering

Common stock offered by us	shares

Common stock offered by selling stockholders	shares if the underwriters’ over-allotment option is exercised in full.

Common stock outstanding after the offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million. We plan to use these net proceeds to finance the capital requirements of our current and future VPC contracts, to finance research and development, to repay indebtedness, to fund any cash consideration for future acquisitions and for other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders if the underwriters exercise their over-allotment option. See “Use of Proceeds.”

Dividend policy	We currently do not intend to pay any cash dividends on our common stock.

Directed Share Program	We intend to reserve a portion of our common stock offered in this prospectus for sales to certain persons related to us. See “Underwriting” for more information.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Listing and Trading symbol	We have applied to list our common stock on the Nasdaq Global Market under the symbol “COMV.”

Unless otherwise indicated or the context otherwise requires, the number of shares of common stock shown to be outstanding after the offering and other share-related information in this prospectus:

•	reflect a for reverse stock split, which will take place immediately prior to the closing of this offering;

•	reflect the conversion of all outstanding shares of our preferred stock into an aggregate of 17,178,100 shares of common stock upon the closing of this offering, before giving effect to the reverse stock split;

•	assume no exercise of the underwriters’ over-allotment option;

•	exclude 1,603,387 shares of common stock that we may issue upon exercise of outstanding warrants as of September 30, 2006 (of which, warrants to acquire 500,000 shares of common stock will expire at the closing of this offering unless exercised prior thereto), with exercise prices ranging from $3.62 per share to $7.50 per share and having a weighted average exercise price of $4.83 per share, before giving effect to the reverse stock split;

•	exclude 3,818,313 shares of common stock that we may issue upon exercise of outstanding options under our Comverge, Inc. 2006 Long-Term Incentive Plan, or 2006 plan, as of September 30, 2006, with exercise prices ranging from $0.29 per share to $2.00 per share and having a weighted average exercise price of $0.81 per share, before giving effect to the reverse stock split;

•	exclude shares to be issued pursuant to awards that we anticipate granting under our 2006 plan to certain employees in connection with this offering, which will vest over a two-year period; and

•	exclude shares of common stock reserved for future grants under our 2006 plan, before giving effect to the reverse stock split.

Summary Historical Financial Data

The following tables set forth our summary historical financial data for the periods indicated. The summary statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the summary balance sheet data as of December 31, 2004 and 2005, have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2003 has been derived from our audited financial statements and related notes thereto not included in this prospectus. The summary statement of operations data for the nine months ended September 30, 2005 and 2006, and the summary balance sheet data as of September 30, 2006, have been derived from our unaudited financial statements and related notes thereto included elsewhere in this prospectus and, in our opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair statement of the data for that period. The summary balance sheet data as of September 30, 2005 has been derived from our unaudited financial statements not included in this prospectus. The summary historical financial data for the nine months ended September 30, 2006 are not indicative of the results that may be attained for a full year.

The information presented below should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2003(1)	2004(1)	2005(1)	2005	2006
	(as restated)	(as restated)	(as restated)	(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Total revenues	$15,394	$17,264	$23,351	$11,851	$12,751
Cost of revenues	10,390	9,661	11,889	7,364	7,571

Gross profit	5,004	7,603	11,462	4,487	5,180
General and administrative expenses	8,943	8,251	11,368	8,208	10,529
Marketing and selling expenses	4,177	7,335	6,927	5,282	6,089
Research and development expenses	615	1,046	1,094	870	637

Operating loss	(8,731)	(9,029)	(7,927)	(9,873)	(12,075)
Interest and other expense (income), net	586	229	54	(17)	337

Loss before income taxes	(9,317)	(9,258)	(7,981)	(9,856)	(12,412)
Provision for income taxes	—	—	—	—	33

Net loss	$(9,317)	$(9,258)	$(7,981)	$(9,856)	$(12,445)

Net loss per share (basic and diluted)	$(1.67)	$(1.59)	$(1.31)	$(1.63)	$(1.95)

Pro forma net loss per share (basic and diluted) (2)			$(0.36)		$(0.53)

	As of December 31,			As of September 30,		Pro forma as adjusted September 30, 2006(3)
	2003	2004	2005(1)	2005	2006
			(as restated)	(unaudited)		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,570	$8,761	$2,606	$2,578	$1,184	$
Total assets	15,021	23,961	24,555	28,207	35,456
Total long-term debt	1,346	—	4,000	4,000	4,000
Stockholders’ equity	9,802	16,108	8,250	6,252	1,926

(1)	As disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we have restated our consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 and our consolidated balance sheet as of December 31, 2005.

(2)	The weighted average shares used in computing the pro forma net loss per share have been calculated assuming the conversion of all shares of convertible stock outstanding into shares of common stock as if conversion occurred immediately upon issuance.

(3)	The pro forma as adjusted column gives effect to:

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock upon consummation of this offering; and

•	the sale of shares of our common stock in this offering at an assumed offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of the proceeds as described under “Use of Proceeds.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks that we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you may lose a part or all of your investment.

Risks Related to Our Business

We have incurred annual net losses since our inception, and we may continue to incur annual net losses in the future.

Our annual net loss in 2004 and 2005 was $9.3 million and $8.0 million, respectively. Our net loss for the nine months ended September 30, 2005 and 2006 was $9.9 million and $12.4 million, respectively. Our accumulated deficit from inception through September 30, 2006 was $58.5 million. Initially, our net losses were driven principally by start-up costs and the costs of developing our technology. More recently, our net losses have been driven principally by general and administrative, marketing, operating and depreciation expenses relating to capital expenditures for equipment required to support our VPC programs. To grow our revenues and customer base, we plan to continue emphasizing the expansion and development of our VPC programs, which will include increased marketing and operating expenses. In the short-term, our success in operating our VPC contracts would have a negative effect on earnings because of the consumer acquisition costs that we incur during the installation phase of the contract. These increased costs may cause us to incur net losses in the foreseeable future, and there can be no assurance that we will be able to grow our revenues and expand our client base to become profitable. Furthermore, these expenses are not the only factors that may contribute to our net losses. For example, interest expense on our currently outstanding debt and any debt that we incur in the future will contribute to our net losses. As a result, even if we significantly reduce our marketing or operating expenses, we may continue to incur net losses in the future.

We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual payments and should not be relied upon.

Payments from long-term contracts represent our estimate of the total payments that our contracts allow us to receive over the course of long-term agreements in our Smart Grid Solutions Group and our Alternative Energy Resources Group. Our estimated payments from long-term contracts are based on a number of assumptions. The expectations regarding our Smart Grid Solutions Group’s annual and multi-year contracts include assumptions relating to purchase orders received, contractual minimum order volumes and purchase orders that we expect to receive under a contract if it is extended based on amounts and timing of historical purchases. We also assume that we will be able to meet our obligations under these contracts on a timely basis. The expectations regarding the build-out of our VPC contracts are based on our experience to date in building out the load management systems. Our estimated payments from long-term contracts assume that we will build out the remaining 62 megawatts under our VPC contracts by 2008. If we are not able to meet this build-out schedule, we may not be able to receive estimated payments from long-term contracts. We assume that we will operate our VPC contracts at their maximum contractual capacity for the remainder of the term once full build-out is completed and that the payments resulting from our measurement and verification tests performed each contract year, as discussed below, will remain constant based on our current performance. We also assume that a contract will not be terminated for convenience or other reasons by our customers and that the rate of replacement of participant terminations under our VPC contracts will remain consistent with our historical average. Changes in our estimates or any of these assumptions, the number of digital control units installed, changes in our measurement and verification test results and payments, contracts being rescheduled, cancelled or renewed, or new contracts being signed before existing contracts are completed, and other factors, may result in actual payments from long-term contracts being significantly lower than estimated payments from long-term contracts. A comparison of estimated payments from long-term contracts from period to period is not necessarily meaningful and may not be indicative of actual payments and should not be relied upon.

Our backlog represents our estimate of revenues from firm commitments, including purchase orders and long-term contracts, that we expect to recognize over the course of the next 12 months. The inaccuracy of any of our estimates and other factors may result in actual results being significantly lower than estimated under our reported backlog. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of actual revenues and should not be relied upon.

We operate in highly competitive markets; if we are unable to compete successfully, we could lose market share and revenues.

We face strong competition from traditional clean energy providers, both larger and smaller than us, and from advanced metering initiative equipment and service providers. These advanced metering initiative systems are commonly understood to include advanced meter reading with a demand response component, including a communications infrastructure. We also compete against traditional supply-side resources such as natural gas-fired power plants as well as independent power producers. Our principal clean energy competitors are Cooper Power Systems, Inc. (through its subsidiary Cannon Technologies, Inc.), Corporate Systems Engineering, EnerNOC, Inc., ESCO Technologies, Inc. (through its DCSI Division), GoodCents Solutions, Inc., Honeywell International, Inc. (and its subsidiary Honeywell Utilities Solutions), Hunt Technologies, Inc., Regency Technologies, Inc., SmartSynch Inc. and Trilliant Group, Inc. In addition, some traditional providers of advanced meter reading products, such as Itron, Inc. and ESCO Technologies, Inc. (through its DCSI Division) have added, have announced their intention to add, or may add demand response products and services to their existing business. Electric utilities could also offer their own demand response solutions, which would decrease our base of potential customers and could decrease our revenues and profitability.

Some advanced metering initiative service providers are substantially larger and better capitalized than us and have the ability to combine advanced meter reading and demand response products into an integrated offering to a large existing customer base. Because the majority of our target customers already purchase advanced meter reading or demand response products and services from one or more of our competitors, our success depends on our ability to attract target customers away from their existing providers or to partner with one or more advanced metering initiative providers to distribute our products. In addition, the target market for our VPC programs has been composed largely of “early adopters,” or customers who have sought out new technologies and services. Because the number of early adopters is limited, our continued growth will depend on our success in marketing and selling our VPC programs to mainstream customers in our target markets. Larger competitors could focus their substantial financial resources to develop a competing business model that may be more attractive to potential customers than what we offer. Competitors who also provide advanced metering initiative services may offer clean energy services at prices below cost or even for free in order to improve their competitive positions. In addition, because of the other services that our competitors provide, they may choose to offer clean energy services as part of a bundle that includes other products, such as residential advanced meter reading and automated invoicing, which we do not offer. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues.

Some of our strategic alliances are not exclusive, and accordingly, the companies with whom we have strategic alliances may in the future elect to compete with us by developing and selling competing products and services. In addition, these companies have similar, and often more established, relationships with our customers, and may recommend other products and services to their customers instead of our products and services.

If we are unable to successfully remediate the material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

In connection with the audits of our consolidated financial statements for the year ended December 31, 2005 and the six months ended June 30, 2006, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Material Weaknesses in Internal Control Over Financial

Reporting.” A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting as of December 31, 2005 and June 30, 2006 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002, additional control deficiencies may have been identified by management or our independent registered public accounting firm and those control deficiencies could have also represented one or more material weaknesses.

Our material weaknesses have not been remediated despite having taken various measures to improve our internal control over financial reporting. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our reporting requirements under the Securities Exchange Act of 1934 or Section 404 of the Sarbanes-Oxley Act of 2002 after this offering. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future Annual Reports on Form 10-K and may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

We could be required to make substantial refunds to our utility customers if the actual amount of electric capacity that we provide under our VPC contracts is materially less than estimated under the applicable agreements.

We operate our VPC programs through long-term, fixed price contracts with our utility customers. Under our VPC contracts, our utility customers make periodic payments to us based on estimates of the amount of electric capacity that we expect to make available to them during the contract year. We refer to these payments as proxy payments and electric capacity on which proxy payments are made as estimated capacity. During contract negotiations or the first contract year of a VPC program, estimated capacity is negotiated and established by the contract. A contract year generally begins at the end of the summer months, after a utility’s seasonal peak energy demand for electricity. We refer to this seasonal peak energy demand as the cooling season. For example, the cooling season for one of our VPC contracts generally runs from June 1 to August 31, and the contract year for this agreement begins on September 1 and ends on August 31. During our fourth calendar quarter, we and our utility customers analyze results of measurement and verification tests that are performed during the cooling season of each contract year to statistically determine the capacity that was available to the utility during the cooling season. We refer to measured and verified capacity as our available capacity. During each succeeding contract year, estimated capacity is the available capacity from the previous year.

Available capacity varies with the electricity demand of high-use energy equipment, such as central air conditioning compressors, at the time measurement and verification tests are conducted, which, in turn, depends on factors beyond our control such as temperature and humidity and the time of day and the day of the week the measurement and verification tests are performed. The correct operation of, and timely communication with, devices used to control equipment are also important factors that affect available capacity. Any difference between our available capacity and the estimated capacity on which proxy payments were previously made will result in either a refund payment from us to our utility customer or an additional payment to us by our customer. We refer to this process that results in a final settlement as a true-up. To date we have not been required to make any refund as a result of a measurement and verification true-up. We received aggregate additional payments of

$63,000 and $2.2 million for the years ended December 31, 2004 and 2005, respectively. We believe that the true-up process for the year ending December 31, 2006 will also result in additional payments to us. However, we may not receive additional payments in the future.

Any refund payments that we may be required to make as a result of a true-up settlement determination could be substantial and could adversely affect our liquidity. In addition, because measurement and verification test results for each VPC contract establish estimated capacity on which proxy payments will be made for the following contract year, a downward adjustment in estimated capacity for a particular VPC contract would decrease the dollar amount of proxy payments for the following contract year and could significantly decrease our estimated backlog and estimated payments from long-term contracts. In addition, such adjustment could result in significant year-to-year variations in our quarterly and annual revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Revenue Recognition for the Alternative Energy Resources Group.”

A significant portion of our revenues are generated from contracts with a small number of electric utility customers, the postponement, modification or termination of which could significantly reduce our revenues.

Our revenues historically have been generated from a small number of electric utility customers. In 2003, 2004 and 2005, our top ten electric utility customers accounted for approximately 63%, 71% and 80% of our consolidated revenues, respectively. In 2005, we had three customers that each accounted for more than 10% of our total revenues: ISO New England Inc. (20%), PacifiCorp (16%) and Gulf Power Company, Inc. (13%). Our VPC contracts are multi-year contracts that are subject to postponement, modification or termination by our utility customers, including some that may be terminated for convenience. Such action by a customer with respect to one or more of our significant contracts would significantly reduce our revenues.

Failure of key third parties to manufacture quality products or provide reliable services in a timely manner could cause malfunctions of our products or delays in the delivery of our products or services, which could damage our reputation, cause us to lose customers and negatively impact our growth.

Our success depends on our ability to provide quality products and reliable services in a timely manner, which in part depends on the proper functioning of facilities and equipment owned and operated by third parties upon which we depend. For example, our reliance on third parties includes:

•	utilizing components that they manufacture in our products;

•	outsourcing cellular and paging wireless communications that are used to execute instructions to our devices under our VPC programs;

•	outsourcing certain installation, maintenance, data collection and call center operations to third-party providers; and

•	buying capacity from third parties who have contracted with electricity consumers to participate in our VPC programs.

Any delays, malfunctions, inefficiencies or interruptions in these products, services or operations could adversely affect the reliability or operation of our products or services, which could cause us to experience difficulty retaining current customers and attracting new customers. In addition, our brand, reputation and growth could be negatively impacted. For example, in three separate circumstances prior to 2006, battery failures, microprocessor failures and cracks in plastic enclosures in certain of our Smart Grid products resulted in significant product recalls. The costs of remedying these component failures were only partially refundable by third-party suppliers. In each case, we believe that the recalls resulted in reduced customer satisfaction.

Furthermore, we are wholly dependent upon third parties for the manufacture and delivery of our products, including one vendor with offshore facilities where our programmable thermostats are manufactured. In addition, one domestic vendor is responsible for manufacturing and assembling a majority of our products. In the event of a significant interruption in the manufacturing or delivery of our products by these vendors, considerable time, effort and expense could be required to establish alternate production lines at other facilities and our operations could be materially disrupted, which would cause us to not meet production deadlines and lose customers.

Our failure to meet product development and commercialization milestones may result in customer dissatisfaction, cancellation of existing customer orders or our failure to successfully compete in new markets.

In the past, we have not met all of our product development and commercialization milestones. For example, we are behind schedule in developing a next-generation demand response product for a major customer. This delay has resulted in a deferral of sales and gross profit associated with contracted delivery schedules for our products and is a source of customer dissatisfaction. In addition, we are behind schedule in developing a next-generation load management software product, resulting in a delay in the planned commercialization of this product.

We establish milestones to monitor our progress toward developing commercially feasible products or to meet contractual delivery requirements of our customers. In meeting these milestones, we are often dependent on third-party contractors in the U.S. and other countries for much of our hardware manufacturing and software development. Internal delays or delays by third-party contractors could cause us to miss product development or delivery deadlines. In addition, internal development delays could result in the loss of commercially available hardware and software products, as we are unable to rely on outside vendors to provide such products when contractual rights for the supply or license of such products expire. We may not successfully achieve our milestones in the future, which could distract our employees, harm our relationships with our existing and potential customers, and result in cancelled orders, deferred or lost revenues and our inability to successfully compete in new markets.

If we lose key personnel upon whom we are dependent, we may not be able to manage our operations and meet our strategic objectives.

Many key responsibilities of our business have been assigned to a relatively small number of individuals. Our future success depends to a considerable degree on the vision, skills, experience and effort of our senior management team, including Robert M. Chiste, our Chairman, Chief Executive Officer and President; Michael Picchi, our Executive Vice President and Chief Financial Officer; Frank A. Magnotti, the President and Chief Operating Officer of our Alternative Energy Resources Group; Edward J. Myszka, the President and Chief Operating Officer of our Smart Grid Solutions Group; Arthur Vos IV, our Vice President of Marketing, Products and Strategy; and Thomas W. Wren, Jr., our Executive Vice President and General Counsel. We do not maintain key-person insurance on any of these individuals. Any loss or interruption of the services of any of our key employees could significantly reduce our ability to effectively manage our operations and implement our strategy.

Our inability to protect our intellectual property could negatively affect our business and results of operations.

Our ability to compete effectively depends in part upon the maintenance and protection of the intellectual property related to our VPC programs and the hardware, firmware and software that we have acquired or developed internally. Patent protection is unavailable for certain aspects of the technology that is important to our business. In addition, one or more of our pending patent applications may not be issued. To date, we have attempted to rely on copyright, trademark and trade secrecy laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our rights to this technology. However, we have not obtained confidentiality agreements from all of our customers and vendors, some of our licensing or confidentiality agreements are not in writing, and some customers are subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. Policing unauthorized use of our technology is difficult and expensive, as is enforcing our rights against unauthorized use. The steps that we have taken or may take may not prevent misappropriation of the technology on which we rely. In addition, effective protection may be unavailable or limited if we expand to other jurisdictions outside the U.S., as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. We are currently engaged in litigation to protect certain of our intellectual property, and further litigation may be necessary to enforce or protect our rights or to determine the validity and scope of the rights of others. Any litigation could be unsuccessful, cause us to incur substantial costs and divert resources away from our daily business.

We may be subject to damaging and disruptive intellectual property litigation related to allegations that our products or services infringe on intellectual property held by others, which could result in the loss of use of the product or service.

Third-party patent applications and patents may be applicable to our products. As a result, third-parties may in the future make infringement and other allegations that could subject us to intellectual property litigation relating to our products and services, which litigation could be time-consuming and expensive, divert attention and resources away from our daily business, impede or prevent delivery of our products and services, and require us to pay significant royalties, licensing fees and damages. In addition, parties making infringement and other claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our services and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, or at all.

We depend on the electric utility industry for revenues, and as a result, our operating results have experienced, and may continue to experience, significant variability due to volatility in electric utility capital spending and other factors affecting the electric utility industry.

We derive substantially all of our revenues from the sale of products and services, directly or indirectly, to the electric utility industry. Purchases of our products or services by electric utilities may be deferred or cancelled as a result of many factors, including mergers and acquisitions involving electric utilities, changing governmental regulations, weather conditions, rising interest rates, reduced electric utility capital spending and general economic downturns. In addition, a significant amount of revenues generated by our Smart Grid Solutions Group is dependent on long-term relationships with our utility customers, which are not always supported by long-term contracts. These revenues are particularly susceptible to variability based on changes in the spending patterns of our utility customers. We have experienced, and may in the future experience, significant variability in our revenues, on both an annual and a quarterly basis, as a result of these factors. Pronounced variability or an extended period of reduction in spending by electric utilities could negatively impact our business and make it difficult for us to accurately forecast our future sales, which could lead to increased spending by us that is not matched with equivalent or better revenues.

Electric utility industry sales cycles can be lengthy and unpredictable and require significant employee time and financial resources with no assurances that we will realize revenues.

Sales cycles with customers in the electric utility industry are generally long and unpredictable. The electric utilities that are our potential customers generally have extended budgeting, procurement and regulatory approval processes. In addition, electric utilities tend to be risk averse and tend to follow industry trends rather than be the first to purchase new products or services, which can extend the lead time for or prevent acceptance of new products or services such as our VPC programs. Accordingly, our potential customers may take longer to reach a decision to purchase products. This extended sales process requires the dedication of significant time by our personnel and our use of significant financial resources, with no certainty of success or recovery of our related expenses. It is not unusual for a utility customer to go through the entire sales process and not accept any proposal or quote. In addition, pilot test programs, which are often conducted and analyzed before a sale becomes final, generally result in operating losses to us due to the lack of scalability, start-up costs, development expenditures and other factors.

If we are unable to expand the distribution of our products through strategic alliances, we may not be able to grow our Smart Grid Solutions Group.

The ability of our Smart Grid Solutions Group to grow its business depends partly on our success in continuing to increase the number of customers it serves through a variety of strategic marketing alliances with metering companies, communications providers, advanced meter reading providers, installation companies and other large multinational companies. Revenues from strategic alliances have not historically accounted for a significant portion of our total revenues, although we plan to increasingly rely on such alliances to grow our business in the future. We may not be able to maintain productive relationships with the companies with which we have strategic alliances, and we may not be able to establish similar relationships with additional companies on a timely and economic basis, if at all.

An increased rate of terminations by residential, commercial or industrial participants who are enrolled in our VPC programs would negatively impact our business by reducing our revenues and requiring us to spend more money to maintain and grow our participant base.

Our ability to provide electric capacity under our VPC contracts depends on the number of residential, commercial or industrial participants who enroll in our VPC programs. The average annual rate of participant terminations for our VPC contracts from inception through September 30, 2006 was approximately 5.5%. As a result, we will need to acquire new participants on an ongoing basis to maintain available capacity provided to our utility customers. If this termination rate increases, we will need to acquire more participants in order to maintain our revenues and more participants than estimated to grow our business. This loss of revenues resulting from terminations is significant, and limiting customer terminations is an important factor in our ability to achieve future profitability. If we are unsuccessful in controlling our participant terminations, we may be unable to acquire a sufficient number of new participants or we may incur significant costs to replace participants, which could cause our revenues to decrease, and we might not become profitable.

The success of our businesses depends in part on our ability to develop new products and services and increase the functionality of our current products.

Since 2001, we have invested over $6.7 million in research and development costs associated with our current Smart Grid products. From time to time, our customers have expressed a need for increased functionality in our products. In response, and as part of our strategy to enhance our clean energy solutions and grow our business, we plan to continue to make substantial investments in the research and development of new technologies. Our future success will depend in part on our ability to continue to design and manufacture new competitive products, to enhance our existing products and to provide new value-added services. Product development initiatives will require continued investment, and we may experience unforeseen problems in the performance of our technologies or products, including new technologies that we develop and deploy. Furthermore, we may not achieve market acceptance of our new products and solutions. For example, in the past we incurred significant costs to develop a specific product for large commercial and industrial customers that has found limited market acceptance. If we are unable to develop new products and services, or if the market does not accept such products and services, our business and results of operations will be adversely affected.

Any internal or external security breaches involving our products could harm our reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products and cause us to lose customers.

Our utility customers use our products to compile and analyze consumers’ sensitive or confidential information. The occurrence or perception of security breaches in our products or services could harm our reputation, financial condition and results of operations. In addition, we may come into contact with sensitive consumer information or data when we perform operational, support or maintenance functions for our utility customers. Even the perception that we have improperly handled sensitive, confidential information could have a negative effect on our business. If, in handling this information, we fail to comply with privacy or security laws, we could incur civil liability to government agencies, customers and individuals whose privacy is compromised. In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions. If a breach were successful, confidential information may be improperly obtained, and we may be subject to lawsuits and other liabilities. Any internal or external security breaches could harm our reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products and cause us to lose customers.

If our competitors decrease their prices, we may have to lower our prices to remain competitive, which could adversely affect our results of operations and financial position and delay or prevent our future profitability.

The rapid growth of the clean energy sector is resulting in increasingly aggressive pricing, which has caused the prices for clean energy solutions to decrease over the last few years, and we anticipate that prices may continue to decrease. We believe that in some instances our prices are currently higher than those of our competitors for similar solutions. Users of our solutions may switch to another clean energy provider based on price, particularly if they perceive the quality of our competitors’ products to be equal to that of our products. Continued price decreases by our competitors could result in a loss of customers or a decrease in the growth of our Smart Grid Solutions Group’s business, or it may require us to lower our prices to remain competitive, which would result in reduced revenues and lower profit margins and may adversely affect our results of operations and financial position and delay or prevent our future profitability.

If we fail to hire and train additional personnel and improve our controls and procedures to respond to the growth of our business, the quality of our products and services could materially suffer and cause us to lose customers.

Our business and operations have expanded rapidly since our inception. For example, from January 2003 through September 30, 2006, the number of our employees increased more than 50%, growing from 70 to 119. To continue supporting our expanding customer base effectively and to meet our growth objectives for the future, we are currently working to fill several important positions within our company. In addition, we must continue to successfully train, motivate and retain our existing and future employees. In order to manage our expanding operations, we will also need to continue to improve our management, operational and financial controls and our reporting systems and procedures. All of these measures will require significant expenditures and will demand the attention of management. If we are not able to hire, train and retain the necessary personnel, or if these operational and reporting improvements are not implemented successfully, the quality of our products and services could materially suffer as a result and cause us to lose customers.

We may not be able to maintain quality customer care during periods of growth or in connection with the addition of new and complex products or services, which could adversely affect our ability to acquire and retain utility customers and participants in our VPC programs.

In the past, during periods of growth, we have not been able to expand our customer care operations quickly enough to meet the needs of our increased customer base, and the quality of our customer care has suffered. As we add new and complex products and services, we will face challenges in increasing and training our customer care staff. If we are unable to hire, train and retain sufficient personnel to provide adequate customer care in a timely manner, we may experience customer dissatisfaction and increased participant terminations.

We will require significant additional capital to pursue our growth strategy, but we may not be able to obtain additional financing on acceptable terms or at all.

The growth of our business will depend on substantial amounts of additional capital for marketing and product development of our VPC programs and Smart Grid products. In addition, we may consider strategic acquisitions of complementary businesses or technologies to grow our business, which could require significant capital and could increase our capital expenditures related to future operation of the acquired business or technology. We may not be able to obtain additional capital on acceptable terms or at all. Because of our losses, we do not fit traditional credit lending criteria, which, in particular, could make it difficult for us to obtain loans or to access the capital markets. Moreover, our senior loan and security agreement contains restrictions on our ability to incur additional indebtedness, which, if not waived, could prevent us from obtaining needed capital. Any future credit facilities would likely contain similar restrictions. A failure to obtain additional financing when needed could adversely affect our ability to maintain and grow our business.

Our loan and security agreements contain financial and operating restrictions that may limit our access to credit. If we fail to comply with covenants in our loan and security agreements, we may be required to repay our indebtedness thereunder, which may have an adverse effect on our liquidity.

Provisions in our senior loan and security agreement with Silicon Valley Bank and our loan and security agreement with Partners for Growth, L.P. impose restrictions on our ability to, among other things:

•	incur more debt;

•	pay dividends and make distributions;

•	make certain investments;

•	redeem or repurchase capital stock;

•	create liens;

•	enter into transactions with affiliates; and

•	merge or consolidate.

These agreements also contain other customary covenants, including covenants which require us to meet specified financial ratios and financial tests. We may not be able to comply with these covenants in the future. Our failure to comply with these covenants may result in the declaration of an event of default and cause us to be unable to borrow under our loan and security agreement with Silicon Valley Bank. In addition to preventing additional borrowings under these agreements, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under these agreements, which would require us to pay all amounts outstanding. If an event of default occurs, we may not be able to cure it within any applicable cure period, if at all. If the maturity of our indebtedness is accelerated, we may not have sufficient funds available for repayment or we may not have the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us or at all.

Our ability to use our net operating loss carryforwards may be subject to limitation.

Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. The number of shares of our common stock that we issue in this offering may be sufficient, taking into account prior or future shifts in our ownership over a three-year period, to cause us to undergo an ownership change. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability for us.

Our business may become subject to modified or new government regulation, which may negatively impact our ability to market our products.

Our products and services are not subject to existing federal and state regulations in the U.S. governing the electric utility industry. However, our products and their installation are sometimes subject to government oversight and regulation under state and local ordinances relating to building codes, public safety regulations pertaining to electrical connections and local and state licensing requirements. In the future, federal, state or local governmental entities or competitors may seek to change existing regulations or impose additional regulations. Any modified or new government regulation applicable to our products or services, whether at the federal, state or local level, may negatively impact the installation, servicing and marketing of our products and increase our costs and the price of our products and services.

Changes in the availability and regulation of radio spectrum may cause us to lose utility customers.

A significant number of our products use radio spectrum, which is subject to regulation in the U.S. by the Federal Communications Commission. Licenses for radio frequencies must be obtained and periodically renewed. Licenses granted to us or our customers may not be renewed on acceptable terms, if at all. The Federal Communications Commission may adopt changes to the rules for our licensed and unlicensed frequency bands that are incompatible with our business. These changes in frequency allocation may result in the termination of demand response programs by our utility customers or the replacement of our systems with ones owned by our competitors. This would erode our competitive advantage with respect to those utility customers and would force us to compete with other providers for their business.

We may not be able to identify suitable acquisition candidates or complete acquisitions successfully, which may inhibit our rate of growth, and acquisitions that we complete may expose us to a number of unanticipated operational or financial risks.

In addition to organic growth, we intend to pursue growth through the acquisition of companies or assets that may enable us to expand our project skill-sets and capabilities, enlarge our geographic markets, add experienced management and increase our product and service offerings. However, we may be unable to implement this growth strategy if we cannot identify suitable acquisition candidates or reach agreement on potential acquisitions on acceptable terms or for other reasons. Moreover, our acquisition efforts may involve certain risks, including:

•	we may have difficulty integrating operations and systems;

•	key personnel and customers of the acquired company may terminate their relationships with the acquired company as a result of the acquisition;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

•	we may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence;

•	our ongoing business may be disrupted or receive insufficient management attention; and

•	we may not be able to realize the cost savings or other financial benefits we anticipated.

Moreover, to the extent that any acquisition results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit. In addition, in the event that we issue shares of our common stock as part or all of the purchase price, an acquisition will dilute the ownership of our then-current stockholders.

Our ability to provide bid bonds, performance bonds or letters of credit is limited and could negatively affect our ability to bid on or enter into significant long-term agreements.

We are occasionally required to provide bid bonds or performance bonds to secure our performance under customer contracts. Our ability to obtain such bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and external factors beyond our control, including the overall capacity of the surety market. Surety companies consider those factors in relation to the amount of our tangible net worth and other underwriting standards that may change from time to time. Events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. In addition, some of our customers also require collateral in the form of letters of credit to secure performance or to fund possible damages as the result of an event of default under our contracts with them. Our ability to obtain letters of credit under our senior loan agreement is limited to $3.0 million in the aggregate. As of September 30, 2006, we had $0.7 million of letters of credit outstanding. Our inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into significant long-term agreements, could have a material adverse effect on our future revenues and business prospects.

Risks Related to Our Common Stock

We do not intend to pay dividends on our common stock.

We have not declared or paid any dividends on our common stock to date, and we do not anticipate paying any dividends on our common stock in the foreseeable future. We intend to reinvest all future earnings in the development and growth of our business. In addition, our senior loan agreement prohibits us from paying dividends and future loan agreements may also prohibit the payment of dividends. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, business opportunities, contractual restrictions and other factors deemed relevant. To the extent we do not pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in our common stock.

Following this offering, our management, directors and their affiliates will continue to hold a significant percentage of our issued and outstanding common stock.

After this offering, our executive officers and directors and their affiliates will continue to own in the aggregate approximately         % of our issued and outstanding common stock. This concentration of ownership could allow our executive officers, directors and their affiliates, voting in concert, to control the composition of our board of directors, to amend our by-laws or articles of incorporation or to act on any matter submitted to stockholders by outside persons even if such actions could be deemed detrimental to minority stockholders. In addition, Delaware law limits the protection afforded minority stockholders, and we do not intend to enact provisions that may be beneficial to minority holders such as cumulative voting.

Shares eligible for future sale may cause the market price for our common stock to decline even if our business is doing well.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital in the future through the sale of our equity securities. Under our fifth amended and restated certificate of incorporation, we are authorized to issue up to                      shares of common stock, of which                      shares of common stock will be outstanding following this offering. Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Certain of our stockholders will be able to cause us to register common stock that they own under the Securities Act pursuant to registration rights that are described in “Certain Relationships and Related Transactions—Registration Rights for Holders of Our Currently Outstanding Convertible Preferred Stock.”

Our executive officers and directors, certain of our stockholders and key management will enter into lock-up agreements described under the caption “Underwriting,” pursuant to which they will agree, subject to certain exceptions and extensions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 180 days from the date of this prospectus or to exercise registration rights during such period with respect to such shares. However, after the lock-up period expires, or if the lock-up restrictions are waived by the underwriters, such persons will be able to sell their shares and exercise registration rights to cause them to be registered. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock, or the perception of such sales or issuances, would have on the market price of our common stock. See “Shares Eligible for Future Sale.”

Our fifth amended and restated certificate of incorporation, second amended and restated bylaws and Delaware law contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Provisions in our fifth amended and restated certificate of incorporation and our second amended and restated bylaws, which will be adopted prior to the closing of this offering, and applicable provisions of the General Corporation Law of the State of Delaware may make it more difficult or expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. Our fifth amended and restated certificate of incorporation and our second amended and restated bylaws:

•	provide for a classified board of directors, could discourage potential acquisition proposals and could delay or prevent a change of control;

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•	require super-majority voting to effect amendments to certain provisions of our fifth amended and restated certificate of incorporation and to effect amendments to our second amended and restated bylaws concerning the number of directors;

•	limit who may call special meetings;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at a stockholders meeting; and

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

In addition, Delaware law prohibits us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 15% of our common stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors.

Risks Related to this Offering

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934 and the Nasdaq Global Market, will require greater resources, increase our costs and distract our management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with equity securities listed on the Nasdaq Global Market, we will need to comply with statutes and regulations of the Securities and Exchange Commission, or SEC, and requirements of the Nasdaq Global Market, with which we were not required to comply prior to this offering. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will substantially increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	prepare and distribute periodic and current public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	establish and maintain appropriate committees of our board of directors;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish and maintain an investor relations function, including the provision of certain information on our website.

In addition, as a public company we may be required to accept reduced coverage under our director and officer liability insurance policies or incur substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit committee.

Our failure to achieve or maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 or prevent or detect material misstatements in our annual or interim consolidated financial statements in the future could materially harm our business and cause our stock price to decline.

As a public company, our internal control over financial reporting will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Accordingly, we will be required to document and test our internal controls and procedures to assess the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to report on management’s assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting. As noted above, our independent registered public accounting firm identified material weaknesses and deficiencies in our internal control over financial reporting for the year ended December 31, 2005 and the six months ended June 30, 2006. If we are unable to remediate such material weaknesses and deficiencies in accordance with Section 404 on a timely basis and maintain effective control over financial reporting, such conclusion would be disclosed in our Annual Report on Form 10-K for the year ending December 31, 2007. In the future, we may identify additional material weaknesses and deficiencies which we may not be able to remediate in a timely manner. If we fail to achieve or maintain effective internal control over financial reporting in accordance with Section 404, we will not be able to conclude that we have and maintain effective internal control over financial reporting or our independent registered accounting firm may not be able to issue an unqualified report on the effectiveness of our internal control over financial reporting. As a result, our ability to report our financial results on a timely and accurate basis may be adversely affected and investors may lose confidence in our financial information, which in turn could cause the market price of our common stock to decrease. We may also be required to restate our financial statements from prior periods. In addition, testing and maintaining internal control in accordance with Section 404 will require increased management time and resources. Any failure to maintain effective internal control over financial reporting could impair the success of our business and harm our financial results, and you could lose all or a significant portion of your investment. See “—Risks Related to Our Business—If we are unable to successfully remediate the material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.”

Purchasers of common stock will experience immediate and substantial dilution.

Based on an assumed public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $             per share in the net tangible book value per share of common stock from the offering price, and our pro forma as adjusted net tangible book value as of September 30, 2006, after giving effect to the conversion of our preferred stock into common stock, the reverse stock split and this offering, would have been $             per share. In addition, following this offering we will also have a significant number of outstanding warrants and options to purchase our common stock, with the options having exercise prices significantly below the initial public offering price of our common stock. You will incur further dilution if outstanding options or warrants to purchase common stock are exercised. In addition, our fifth amended and restated certificate of incorporation allows us to issue significant numbers of additional shares, including shares that may be issued under our 2006 plan, which could result in further dilution to purchasers of our common stock in this offering.

There has been no active trading market for our common stock, and an active trading market may not develop.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or other markets on which we may choose to list or how liquid such markets might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy.

If our stock price declines after this offering, you could lose all or a significant part of your investment.

The initial public offering price for the shares being sold in this offering will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance, financial condition or business fundamentals. The market price of our common stock could similarly be subject to wide fluctuations in response to a number of factors, many of which we cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of our future financial performance;

•	our investors’ reaction to our press releases, announcements and our filings with the SEC and to those of our competitors;

•	changes in market valuations of similar companies;

•	fluctuations in broader stock market prices and volumes;

•	investor perception of our industry or our prospects;

•	additions or departures of key personnel;

•	commencement of or involvement in litigation;

•	changes in governmental regulations affecting our business or that of our customers;

•	announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	variations in our quarterly results of operations or cash flows, particularly as a result of our revenue recognition policy, which is discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition for the Alternative Energy Resources Group;”

•	revenues and operating results failing to meet the expectations of securities analysts or investors in a particular quarter;

•	changes in our pricing policies or pricing policies of our competitors;

•	future issuances and sales of our common stock or convertible debt;

•	demand for and trading volume of our common stock; and

•	changes in general conditions in the domestic and worldwide economies or financial markets.

The occurrence of any of these factors and other factors beyond our control could cause the market price of our common stock to decline significantly. As a result, you could lose a significant part or all of your investment in our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus. These forward-looking statements include, without limitation, statements regarding:

•	projections, predictions, expectations, estimates and forecasts as to payments from our long-term contracts and revenues recognized from our backlog, our business, financial and operating results and future economic performance;

•	proposed new strategic alliances, acquisitions and product and service offerings; and

•	management’s goals, expectations and objectives and other similar expressions concerning matters that are not historical facts.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in the available capacity provided by our VPC programs;

•	loss of a significant customer;

•	our dependence on the electric utility industry;

•	our ability to receive estimated payments from long-term contracts and to recognize revenues from our backlog;

•	changes in general economic conditions and capital markets;

•	actions of customers and competitors;

•	disruptions due to equipment interruption or failure at third-party manufacturing facilities;

•	execution of planned capital projects;

•	effects of current and future local, state and federal laws, policies and regulations;

•	the costs associated with being a public company and our ability to comply with the internal control and reporting obligations of public companies;

•	our ability to retain key personnel; and

•	other factors discussed in more detail under “Risk Factors.”

Potential investors are urged to consider these factors and the other factors described under “Risk Factors” carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can provide no assurance that such plans, intentions or expectations will be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We assume no obligation to update forward-looking statements to reflect any changes or other factors affecting forward-looking statements except as required by applicable securities laws.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of our common stock in this offering, assuming an offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), will be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We plan to use these net proceeds to finance the capital requirements of our current and future VPC contracts, to finance research and development, to repay indebtedness, to fund any cash consideration for future acquisitions and for other general corporate purposes. We are not currently engaged in any negotiations for acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders if the underwriters exercise their over-allotment option.

The indebtedness that we may repay consists of borrowings under our loan and security agreement with Silicon Valley Bank. Borrowings under our loan and security agreement currently bear interest at either prime plus 2.0% or prime plus 2.75% per annum depending on our performance under a financial covenant contained in the agreement. This agreement was entered into in April 2003 and has been used as a revolving line of credit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

DIVIDEND POLICY

We have never paid any cash dividends on our common stock. For the foreseeable future, we intend to retain and reinvest any earnings in our business, and we do not anticipate paying any cash dividends. Whether or not we declare any dividends will be at the discretion of our board of directors, considering then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions (including those under our loan agreements), business opportunities and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006 on an actual basis and on a pro forma as adjusted basis, after giving effect to:

•	a for reverse stock split, which will take place immediately prior to the closing of this offering;

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock upon consummation of this offering; and

•	the sale of shares of our common stock in this offering at an assumed offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of the proceeds as described under “Use of Proceeds.”

For purposes of the pro forma as adjusted column of the capitalization table below, we have assumed the net proceeds from the offering will be $             million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the offering price would change each of the total stockholders’ equity and total capitalization line items by approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	Pro forma as adjusted
	(dollars in thousands, except per share amounts)
Total debt, including current portion:
Short-term bank debt	$3,200	$
Convertible debt	4,000

Total debt	$7,200	$

Stockholders’ equity:
Common stock, $0.001 par value per share; 31,818,965 shares authorized and 6,887,146 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma as adjusted	$7	$
Series A convertible preferred stock, $0.001 par value per share; 10,402,000 shares authorized and 10,401,146 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	21,438		—
Series B convertible preferred stock, $0.001 par value per share; 7,875,377 shares authorized and 5,640,878 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	13,568		—
Series C convertible preferred stock, $0.001 par value per share; 1,600,000 shares authorized and 1,100,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	5,411		—
Series A-2 convertible preferred stock, $0.001 par value per share; 36,076 shares authorized and 36,706 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	100		—
Additional paid-in capital	19,907
Accumulated deficit	(58,505)

Total stockholders’ equity	$1,926	$

Total capitalization	$9,126	$

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of September 30, 2006, our net tangible book value was approximately $             million, or approximately $             per share of common stock, and was approximately $             million, or $             per share of common stock, on a pro forma basis after giving effect to the conversion of our preferred stock into common stock and the reverse stock split. Net tangible book value per share represents the amount of total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

On a pro forma as adjusted basis, after giving effect to the conversion of our preferred stock into common stock, the reverse stock split and the sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2006	$
Increase in net tangible book value per share attributable to conversion of preferred stock and reverse stock split

Pro forma net tangible book value per share as of September 30, 2006 after giving effect to conversion of preferred stock and the reverse stock split
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share as of September 30, 2006 after giving effect to the conversion of preferred stock, the reverse stock split and this offering

Dilution per share to new investors		$

The following table summarizes, as of September 30, 2006, the differences between the number of shares of common stock owned by existing stockholders and to be owned by new public investors, the aggregate cash consideration paid to us and the average price per share paid by our existing stockholders and to be paid by new public investors purchasing shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus) after giving effect to the conversion of our preferred stock into common stock and the reverse stock split:

	Shares Purchased(1)		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New public investors		%		%

Total		100.0%		$100.0%

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering, assuming the underwriters exercise their over-allotment option in full.

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new investors will increase to approximately              shares, or approximately         % of the total number of shares of our common stock to be outstanding after this offering, our existing stockholders would own approximately         % of the total number of shares of our common stock to be outstanding after this offering, the pro forma as adjusted net tangible book value per share of common stock would be approximately $             and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors would be $            .

The discussion and tables above assume no exercise of the stock options and warrants to purchase an aggregate of 5,421,520 shares of our common stock outstanding as of September 30, 2006, with a weighted average exercise price of $2.00 per share, or the issuance of shares pursuant to options that we anticipate granting under our 2006 plan in connection with this offering. To the extent any of these options or warrants are exercised, there will be further dilution to new investors. If all of the stock options and warrants currently outstanding and anticipated to be issued in connection with this offering are exercised, you will experience additional dilution of $             per share.

A $1.00 increase or decrease in the assumed public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus) would increase or decrease our pro forma as adjusted net tangible book value after giving effect to the offering by $            , the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering by $             and the dilution in net tangible book value per share of our common stock to new investors in this offering by $            , assuming no change to the number of shares of common stock offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth our selected historical financial data for the periods indicated. The selected statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the selected balance sheet data as of December 31, 2004 and 2005, have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2003 has been derived from our audited financial statements and related notes thereto not included in this prospectus. The selected historical data as of and for the years ended December 31, 2001 and 2002 have been derived from our unaudited financial statements not included in this prospectus. The selected statement of operations data for the nine months ended September 30, 2005 and 2006, and the summary balance sheet data as of September 30, 2006, have been derived from our unaudited financial statements and related notes thereto, which are included elsewhere in this prospectus and, in our opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair statement of the data for that period. The summary balance sheet data as of September 30, 2005 has been derived from our unaudited financial statements not included in this prospectus. The selected historical financial data for the nine months ended September 30, 2006 are not indicative of the results that may be attained for a full year.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003(1)	2004(1)	2005(1)	2005	2006
	(unaudited)	(unaudited)	(as restated)	(as restated)	(as restated)	(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Total revenues	$13,793	$19,023	$15,394	$17,264	$23,351	$11,851	$12,751
Cost of revenues	11,141	12,936	10,390	9,661	11,889	7,364	7,571

Gross profit	2,652	6,087	5,004	7,603	11,462	4,487	5,180
General and administrative expenses	4,532	3,340	8,943	8,251	11,368	8,208	10,529
Marketing and selling expenses	2,098	3,418	4,177	7,335	6,927	5,282	6,089
Research and development expenses	2,150	1,312	615	1,046	1,094	870	637

Operating loss	(6,128)	(1,983)	(8,731)	(9,029)	(7,927)	(9,873)	(12,075)
Interest and other expense (income), net	309	172	586	229	54	(17)	337

Loss before income taxes	(6,437)	(2,155)	(9,317)	(9,258)	(7,981)	(9,856)	(12,412)
Provision for income taxes	10	6	—	—	—	—	33

Net loss	$(6,447)	$(2,161)	$(9,317)	$(9,258)	$(7,981)	$(9,856)	$(12,445)

Net loss per share (basic and diluted)	$(1.32)	$(0.44)	$(1.67)	$(1.59)	$(1.31)	$(1.63)	$(1.95)

Pro forma net loss per share (basic and diluted)(2)					$(0.36)		$(0.53)

	As of December 31,					As of September 30,
	2001	2002	2003	2004	2005(1)	2005	2006
	(unaudited)	(unaudited)			(as restated)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$78	$110	$4,570	$8,761	$2,606	$2,578	$1,184
Total assets	6,282	8,588	15,021	23,961	24,555	28,207	35,456
Total long-term debt	6,000	6,700	1,346	—	4,000	4,000	4,000
Stockholders’ equity (deficit)	(8,656)	(10,868)	9,802	16,108	8,250	6,247	1,926

(1)	As disclosed in Note 2 to our audited financial statements included elsewhere in this prospectus, we have restated our consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 and our consolidated balance sheet as of December 31, 2005.
(2)	The weighted average shares used in computing the pro forma net loss per share have been calculated assuming the conversion of all shares of convertible stock outstanding into shares of common stock as if conversion occurred immediately upon issuance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a leading provider of clean energy solutions that improve grid reliability and enable utilities to increase available electric capacity during periods of peak energy demand on a more cost-effective basis than conventional alternatives. We provide our clean energy solutions through two operating segments, the Smart Grid Solutions Group and the Alternative Energy Resources Group. Our Smart Grid Solutions Group develops and delivers state-of-the-art demand response, smart metering, advanced metering initiative, advanced meter reading and other monitoring and control hardware and software, which allow our utility customers to measure, manage, shift and reduce energy consumption in real-time. Our Alternative Energy Resources Group primarily offers our Virtual Peaking Capacity, or VPC, programs, through which we provide electric capacity to our utility customers during periods of peak energy demand by remotely operating high energy-consuming devices, such as central air conditioners, water heaters and pool pumps. We provide this capacity by developing, owning and operating energy load management systems through long-term, pay-for-performance contracts. Pay-for-performance means that we enter into long-term contracts with utilities and are paid under each contact based on the amount of verifiable kilowatt hours of capacity that we provide.

We first introduced our VPC programs in 2003. We expect that the growth and acceptance of our VPC programs will expand the growth of our business as a whole. Our total revenues grew from $15.4 million for the year ended December 31, 2003 to $23.4 million for the year ended December 31, 2005 and from $11.9 million for the nine months ended September 30, 2005 to $12.8 million for the nine months ended September 30, 2006. While our revenues have grown, we have incurred net losses since our inception and had an accumulated deficit of $58.5 million as of September 30, 2006. Initially, our net losses were driven principally by start-up costs and the costs of developing our technology. However, in 2002 we made the strategic decision to develop, own and operate load management systems on an outsourced basis for the benefit of our utility customers through our VPC programs. We have since made significant investments in our VPC programs, both in the form of capital expenditures to build out the capacity under our VPC contracts and participant acquisition costs such as advertising and participant incentive payments. Our net losses since 2002 have been driven principally by general and administrative, marketing, operating and depreciation expenses related to capital expenditures for equipment required to support our VPC programs.

As a result of investments in our VPC programs, revenues from our Alternative Energy Resources Group have represented an increasing percentage of our total revenues, growing from 2% of our total revenues for the year ended December 31, 2003 to 38% of our total revenues for the year ended December 31, 2005. We plan to continue the expansion and development of our VPC programs to grow our revenues and customer base, which will include increased marketing and operating expenses. As of September 30, 2006, our existing VPC contracts represented potential capacity of 220 megawatts. Of this amount, we had built out 158 megawatts of capacity compared to 82 megawatts as of September 30, 2005. We expect to incur approximately $10.0 million in capital expenditures over the next three years to build out the remaining 62 megawatts under existing VPC programs, of which we expect to incur approximately $5.0 million through September 30, 2007. We expect our VPC programs to be fully developed with ISO New England Inc. in 2006, with PacifiCorp in 2007 and with San Diego Gas &

Electric Company in 2008. If we are awarded additional VPC contracts in the future, we will invest additional amounts to build out those new programs. In the short-term, our success operating such contracts would have a negative effect on earnings because of the consumer acquisition costs that we incur during the installation phase of the contract. These increased costs may cause us to incur net losses in the foreseeable future.

Following this offering, our general and administrative expenses will increase as a result of becoming a public company. We currently anticipate that our total annual general and administrative expenses following the completion of this offering will increase by approximately $1.5 million. This increase will result from the cost of accounting and support services which we expect to incur after the completion of this offering, including costs related to compliance with the Sarbanes-Oxley Act of 2002 and the staffing of an internal audit function, filing annual and quarterly reports with the SEC, increased audit fees, investor relations, directors’ compensation, directors’ and officers’ insurance, legal fees, registrar and transfer agent fees and Nasdaq Global Market fees. Our financial statements following this offering will reflect the impact of these increased expenses, making it more difficult to compare our financial statements with periods prior to the completion of this offering.

Our company was formed in 1997 by Acorn Factor. We operated as a wholly-owned subsidiary of Acorn Factor, which funded our operating and capital requirements until April 2003. Since such time, we have raised an aggregate of $40.9 million in proceeds from the sale of shares of our preferred stock, $4.0 million in subordinated convertible debt financing and put in place a senior loan agreement under which we had $3.2 million outstanding as of September 30, 2006.

Operating Segments

Management has three primary measures of operating segment performance: revenues, gross profit (margin) and operating income. Operating expenses directly associated with each operating segment include sales, marketing, product development and administrative expenses. Corporate expenses, interest income, interest expense, other income (expense) and amortization expense are not allocated to the operating segments, nor included in the measure of segment profit or loss.

Smart Grid Solutions Group

Our Smart Grid Solutions Group offers a broad range of products from basic one-way load control switches to smart thermostats to comprehensive two-way data collection and control systems. The most widely-deployed products offered by our Smart Grid Solutions Group are our digital control unit, an intelligent, microprocessor-driven solution for load management control, which is installed on large energy-consuming devices and controls the cycling and operation of the device, and our SuperStat, an advanced, programmable thermostat solution with embedded communications to control the air conditioning and heating load.

Our Alternative Energy Resources Group purchases hardware and software developed and delivered by our Smart Grid Solutions Group and for use in our VPC programs. As a result, the Alternative Energy Resources Group has become the largest purchaser of the Smart Grid Solutions Group’s products, representing approximately 12%, 18%, 39% and 27% of the products delivered by the Smart Grid Solutions Group for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively. For purposes of the preparation of our financial statements, all of the resulting inter-operating segment revenues are eliminated in consolidation.

Alternative Energy Resources Group

Our Alternative Energy Resources Group primarily offers VPC programs to electric utilities pursuant to which we provide capacity, on a pay-for-performance basis, through long-term contracts. Under our VPC programs, we develop, operate and manage the entire load management system. The Alternative Energy Resources Group provides multi-year energy outsourced solutions, which generate recurring revenues. We have secured four VPC contracts, one with each of PacifiCorp and San Diego Gas & Electric Company and two with ISO New England Inc. In addition, our Alternative Energy Resources Group also provides the same products and services offered pursuant to our VPC program, except on some occasions, we do not own the capacity and deliver it on a pay-for-performance basis.

Once we secure a VPC contract with a utility customer, our Alternative Energy Resources Group incurs significant marketing costs to identify and enroll participants in our VPC programs. These participant acquisition costs are expensed as incurred. In addition, the participant is paid an annual or one-time incentive to enroll and participate in the VPC program. The incentive payments are recognized as a cost of revenue over the annual commitment period. Once a participant enrolls in one of our VPC programs, we install a digital control unit or thermostat at the participant’s residence. The cost of the installation and the hardware are capitalized and depreciated over the remaining term of the contract with the utility, which is shorter than the operating life of the equipment. Until our build-out of a VPC program reaches a critical mass, the participant acquisition costs typically result in lower operating margins and greater losses in the early years of a VPC contract.

Revenue Recognition for the Alternative Energy Resources Group

We operate our VPC programs through long-term, fixed price contracts with our utility customers. Under our VPC contracts, our utility customers make periodic payments to us based on estimates of the amount of electric capacity that we expect to make available to them during the contract year. We refer to these payments as proxy payments and electric capacity on which proxy payments are made as estimated capacity. During the first contract year of a VPC program, estimated capacity is negotiated and established by the contract. A contract year generally begins at the end of the summer months, which is generally a utility’s seasonal peak energy demand for electricity. We refer to this seasonal peak energy demand as the cooling season. For example, the cooling season for one of our VPC contracts generally runs from June 1 to August 31, and the contract year for this agreement begins on September 1 and ends on August 31. During our fourth calendar quarter, we and our utility customers analyze results of measurement and verification tests that are performed during the cooling season of each contract year to statistically determine the capacity that was available to the utility during the cooling season. We refer to measured and verified capacity as our available capacity. During each succeeding contract year, estimated capacity is the available capacity from the previous year.

Available capacity varies with the electricity demand of high-use energy equipment, such as central air conditioning compressors, at the time measurement and verification tests are conducted, which, in turn, depends on factors beyond our control such as temperature and humidity and the time of day and the day of the week the measurement and verification tests are performed. The correct operation of, and timely communication with, devices used to control equipment are also important factors that affect available capacity. Any difference between our available capacity and the estimated capacity on which proxy payments were previously made will result in either a refund payment from us to our utility customer or an additional payment to us by our customer. We refer to this process resulting in a final settlement as a true-up.

As discussed below in “—Critical Accounting Policies—Revenue Recognition,” we recognize revenues when the following criteria have been met: delivery has occurred, the price is fixed and determinable, collection is probable and persuasive evidence of an arrangement exists. Because our receipts of proxy payments under our VPC contracts are subject to a true-up at the end of a contract year, we defer revenues and associated costs of revenues under our VPC contracts until such time that the contract price is fixed and determinable, generally the fourth fiscal quarter of the year after completion of the measurement and verification test or by agreement with our customer. As a result, most of the revenues of our Alternative Energy Resources Group, and a significant portion of our total revenues, is not recognized until our fourth fiscal quarter of each year. The associated costs of revenues that we defer under the VPC contracts consist primarily of depreciation costs of load control equipment that we deploy in building the load management system.

As of September 30, 2006, we had deferred revenues and deferred costs of $16.5 million and $6.6 million, respectively, related to our VPC contracts that have not completed a measurement and verification test. As of September 30, 2005, deferred revenues and deferred costs were $8.5 million and $2.2 million, respectively.

Separate from our VPC program, utilities can outsource load control program design, build-out and operation services to us, while retaining ownership of the underlying assets. Our load control programs are targeted for utilities not only needing to purchase capacity but also wanting to own the underlying load management system. As of September 30, 2006, we had deferred revenues and deferred costs related to these outsourced arrangements of $2.1 million and $1.2 million, respectively. As of September 30, 2005, such deferred revenues and deferred costs were $1.2 million and $0.4 million, respectively.

Payments from Long-Term Contracts

Payments from long-term contracts represent our estimate of total payments that we expect to receive under long-term agreements with five of our utility customers in our Smart Grid Solutions Group and our Alternative Energy Resources Group. As of September 30, 2006, we estimated that our total payments to be received through 2015 were approximately $122.3 million. Of this amount, we expect payments of $78.6 million from our VPC contracts and $43.7 million from our Smart Grid Solutions Group’s contracts.

These estimates of payments from long-term contracts are forward-looking statements based on the contractual terms and conditions. In management’s view, such information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and, to the best of management’s knowledge and belief, presents the assumptions and considerations on which we base our belief that we can receive such payments. However, this information should not be relied upon as being necessarily indicative of actual future results, and readers of this prospectus should not place undue reliance on this information. Any differences among these assumptions, other factors and our actual experiences may result in actual payments in future periods significantly differing from management’s current estimates of payments allowed under the long-term contracts and our actual experiences may result in actual payments collected being significantly lower than current estimates. See “Risk Factors—Risks Related to Our Business—We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual revenues and should not be relied upon.” The information in this section is designed to summarize the financial terms of our long-term contracts and is not intended to provide guidance on our future operating results, including revenues or profitability.

Our estimated payments from long-term contracts have been prepared by management based on the following assumptions:

VPC Contracts:

•	Our existing VPC contracts represented potential capacity of 220 megawatts. As of September 30, 2006, we had built out 158 megawatts of this capacity. In calculating the estimated $78.6 million of payments from our VPC contracts, we have assumed that we will complete the build out of our remaining 62 megawatts by 2008, reaching the full 220 megawatts of available capacity under our load management systems. Our expectations regarding the build-out under our VPC contracts are based on our experience to date in building out the load management systems.

•	We have assumed that once our build-out phase is complete we will operate our VPC contracts at their maximum contractual capacity for the remainder of the term. For example, if one of our VPC contracts provides for 90 megawatts of available capacity, we have assumed that upon full build-out we will provide our utility customer with 90 megawatts of capacity for the remainder of the contract term.

•

The amount our utility customers pay to us at the end of each contract year may vary based upon the results of measurement and verification tests performed each contract year based on the electric capacity that we made available to the utility during the contract year. See “—Revenue Recognition for the Alternative Energy Resources Group.” For purposes of calculating our payments from long-term contracts, we have assumed that the capacity we will provide our utility customer is the maximum contractual capacity under the applicable contract and that payments resulting from the measurement and verification tests will remain constant based on our current measurement and verification performance. We have and will continue to utilize our experience through measurement and verification testing and our VPC programs to more accurately derive our estimated capacity, which in turn will allow for more detailed marketing and more competitive pricing for our VPC pay-for-performance programs.

•	The amount of available capacity we are able to provide, and therefore the amount of payments we receive, is dependent upon the number of participants in our VPC programs. For purposes of estimating our payments under long-term contracts, we have assumed the rate of replacement of participant terminations under our VPC contracts will remain consistent with our historical average.

•	Payments from long-term contracts do not include $7.9 million that we expect to recognize as revenues over the course of the next 12 months, which are included in backlog.

Smart Grid Solutions Group Contracts:

•	$40.5 million in payments expected to be received over the next eight years under a contract with Gulf Power Company to provide products and services. This is based on estimated contractual minimum order volumes and current payments attributable to installation and other services applied over the term of the contract.

•	An estimated $3.2 million in purchase orders pursuant to a multi-year contract that we expect will be renewed through 2008 based on amounts and timing of historical purchases.

In addition to the foregoing assumptions, our estimated payments from long-term contracts assume that we will be able to meet on a timely basis all of our obligations under these contracts and that our customers will not terminate the contracts for convenience or other reasons. Our annual net loss in 2004 and 2005 was $9.3 million and $8.0 million, respectively. Our net loss for the nine months ended September 30, 2006 was $12.4 million. We may continue to generate annual net losses in the future, including through the term of our long-term contracts. See “Risk Factors—Risks Related to Our Business—We have incurred annual net losses since our inception, and we may continue to incur annual net losses in the future.”

Although we currently intend to release quarterly updates of future revisions that we may make to our estimated payments from long-term contracts, we do not undertake any obligation to release the results of any future revisions that we may make to these estimated payments from long-term contracts to reflect events or circumstances occurring after the date of this prospectus.

Results of Operations

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2006

Revenues

The following table summarizes our revenues for the nine months ended September 30, 2005 and 2006 (dollars in thousands):

	Nine Months Ended September 30,		Percent Change
	2005	2006
Segment Revenues:
Smart Grid Solutions Group	$11,754	$12,214	4%
Alternative Energy Resources Group	97	537	454%

Total	$11,851	$12,751	8%

Deferred Revenue	$10,422	$18,813	81%

For the nine months ended September 30, 2006, we had revenues of $12.8 million compared to $11.9 million for the nine months ended September 30, 2005, an increase of $0.9 million, or 8%. A $0.5 million increase in hardware sales by our Smart Grid Solutions Group, and a $0.4 million increase in outsourced program revenues from our Alternative Energy Resources Group, accounted for the increase in revenues. Revenues for both periods exclude VPC contract revenues because such revenues are deferred until they are made fixed and determinable through a measurement and verification test, generally in our fourth fiscal quarter.

Smart Grid Solutions Group Revenues

Our Smart Grid Solutions Group had revenues of $12.2 million for the nine months ended September 30, 2006 compared to $11.8 million for the nine months ended September 30, 2005, an increase of $0.4 million, or 4%. A $0.4 million increase in service revenues and a $0.3 million increase in our Maingate product sales were partially offset by a $0.5 million decrease in digital control unit and SuperStat revenues. Digital control unit and SuperStat shipments to third-party customers were approximately 80,000 for the nine months ended September 30, 2006 compared to 91,000 for the nine months ended September 30, 2005, a decrease of 12%. Our Smart Grid Solutions Group also produced 27,000 digital control units for the nine months ended September 30, 2006 for our Alternative Energy Resources Group compared to 47,000 digital control units for the nine months ended September 30, 2005, a 43% decrease. Internal digital control unit shipments have decreased, as we reached full build-out in our ISO-New England VPC contract in 2006. Shipments of units to the Alternative Energy Resources Group do not impact reported revenues because such amounts are eliminated in consolidation.

Alternative Energy Resources Group Revenues

Our Alternative Energy Resources Group had revenues of $0.5 million for the nine months ended September 30, 2006 compared to $0.1 million for the nine months ended September 30, 2005, an increase of $0.4 million, or 400%. The revenues for the nine months ended September 30, 2006 related to outsourced programs that we began providing in 2005.

As discussed above, we defer revenues and direct costs under our VPC contracts until such revenues can be made fixed and determinable through a measurement and verification test, generally in our fourth quarter. Notwithstanding the expansion of our VPC programs, no VPC contract revenues were recognized in the nine months ended September 30, 2006. Similarly, no VPC contract revenues were recognized in the nine months ended September 30, 2005. Accordingly, deferred revenues increased from $4.8 million as of December 31, 2005 to $18.8 million as of September 30, 2006, and deferred costs of revenues increased from $1.9 million as of December 31, 2005 to $5.8 million as of September 30, 2006.

Gross Margins

The following table summarizes our gross profit and gross margin percentages for the nine months ended September 30, 2005 and 2006 (dollars in thousands):

	Nine Months Ended September 30,
	2005		2006
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Segment Gross Profit and Margin:
Smart Grid Solutions Group	$4,402	37%	$4,819	39%
Alternative Energy Resources Group	85	88%	361	67%

	$4,487	38%	$5,180	41%

As a percentage of revenues, total gross margin for the nine months ended September 30, 2006 increased to 41% from 38% for the nine months ended September 30, 2005. An increase in higher-margin digital control unit sales resulted in an increased total gross margin.

Gross profit for our Smart Grid Solutions Group was $4.8 million for the nine months ended September 30, 2006 compared to $4.4 million for the nine months ended September 30, 2005, an increase of $0.4 million, or 9%. Increased revenues contributed $0.2 million in additional gross profit. Increased gross margin percentage resulting from the increase in higher margin service revenues contributed $0.2 million in additional gross profit.

Gross profit for our Alternative Energy Resources Group was $0.4 million for the nine months ended September 30, 2006 compared to $0.1 for the nine months ended September 30, 2005, an increase of $0.3 million, or 400%. This increase in gross profit resulted from outsourced program management services that we provide. We operated three such contracts during the nine months ended September 30, 2006, but operated only one such contract during the nine months ended September 30, 2005.

Operating Expenses

The following table summarizes our operating expenses for the nine months ended September 30, 2005 and 2006 (dollars in thousands):

	Nine Months Ended September 30,		Percent Change
	2005	2006
Operating Expenses:
General and administrative expenses	$8,208	$10,529	28%
Marketing and selling expenses	5,282	6,089	15%
Research and development expenses	870	637	(27)%

Total	$14,360	$17,255	20%

General and Administrative Expenses

General and administrative expenses were $10.5 million for the nine months ended September 30, 2006 compared to $8.2 million for the nine months ended September 30, 2005, an increase of $2.3 million, or 28%. The increase was the result of a $1.1 million increase in compensation expenses related to additional headcount and bonus expense, $0.9 million for increased professional fees and $0.1 million for increased travel expenses. General and administrative expenses in 2006 included approximately $0.1 million (noncash) associated with our January 1, 2006 adoption of Statement of Financial Accounting Standards, or SFAS, No. 123(R), which requires expensing of non-cash stock-based compensation.

Marketing and Selling Expenses

Marketing and selling expenses were $6.1 million for the nine months ended September 30, 2006 compared to $5.3 million for the nine months ended September 30, 2005, an increase of $0.8 million, or 15%. Increased new customer acquisition expenses of $0.3 million under our VPC contracts, additional expenses of $0.3 million for sales managers hired to support our Smart Grid Solutions Group’s selling efforts, $0.1 million in increased trade show and periodical advertising expenses and $0.1 million in increased travel expenses contributed to the increase. Our marketing costs will continue to increase as we add participants to our VPC programs.

Research and Development Expenses

Research and development expenses are incurred primarily in connection with the identification, testing and development of new Smart Grid products. Research and development expenses were $0.9 million and $0.6 million for the nine months ended September 30, 2005 and 2006, respectively. The $0.3 million decrease in research and development expense related to headcount reductions in our Israel engineering center during 2006.

Interest Expense (Income), Net

Net interest expense (income) decreased from income of $10,000 for the nine months ended September 30, 2005 to an expense of $240,000 for the nine months ended September 30, 2006 due to an increase in interest expense of $191,000 related to our convertible debt issued in June 2005 and a $59,000 decrease in interest income as a result of lower average cash balances.

Income Taxes

No provision for income taxes was recorded for the nine months ended September 30, 2005 because we had net operating loss carryforwards that resulted in deferred tax assets. For the nine months ended September 30, 2006, a provision of $33,000 was recorded related to a deferred tax liability. We provided a full valuation allowance for our deferred tax assets because the realization of any future tax benefits could not be sufficiently assured as of September 30, 2005 or September 30, 2006.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Revenues

The following table summarizes our revenues for the years ended December 31, 2004 and 2005 (dollars in thousands):

	Year Ended December 31,		Percent Change
	2004	2005
Segment Revenues:
Smart Grid Solutions Group	$16,106	$14,573	(10)%
Alternative Energy Resources Group	1,158	8,778	658%

Total	$17,264	$23,351	35%

Deferred Revenue	$1,963	$4,805	145%

For the year ended December 31, 2005, we had revenues of $23.4 million compared to $17.3 million for the year ended December 31, 2004, an increase of $6.1 million, or 35%. A $1.5 million decrease in revenues from our Smart Grid Solutions Group was offset by an $7.6 million increase in revenues from our Alternative Energy Resources Group as a result of a 59 megawatt increase in capacity under our VPC programs. This 59 megawatt increase in capacity also contributed to the increase in deferred revenues.

Smart Grid Solutions Group Revenues

Our Smart Grid Solutions Group had revenues of $14.6 million for the year ended December 31, 2005 compared to $16.1 million for the year ended December 31, 2004, a decrease of $1.5 million, or 10%. For the year ended December 31, 2005 compared to the year ended December 31, 2004, revenues from the sales of our digital control units and Maingate products decreased $0.7 million and $1.5 million, respectively, as utility customers fulfilled their internal program goals for the amount of installations desired. Digital control unit and SuperStat shipments to third-party customers were approximately 101,000 for the year ended December 31, 2005 compared to 134,000 for the year ended December 31, 2004, a decrease of 25%. Our Smart Grid Solutions Group also produced 67,000 digital control units for the year ended December 31, 2005 for our Alternative Energy Resources Group compared to 30,000 digital control units for the year ended December 31, 2004, an increase of 123%. Partially offsetting decreased digital control unit and Maingate sales were increased thermostat sales of $0.3 million as a result of the launch of our new SuperStat product resulting from our strategic alliance with the White-Rodgers division of Emerson Electric Company and a $0.2 million increase in installation revenues.

Alternative Energy Resources Group Revenues

Our Alternative Energy Resources Group had revenues of $8.8 million for the year ended December 31, 2005 compared to $1.2 million for the year ended December 31, 2004, an increase of $7.6 million, or 658%. A $7.4 million increase in revenues from our VPC contracts accounted for the increase for the year ended December 31, 2005. As of December 31, 2005, we had approximately 101 megawatts of estimated available capacity under our VPC contracts compared to 42 megawatts of estimated available capacity as of December 31, 2004.

Gross Margins

The following table summarizes our gross profit and gross margin percentages for the years ended December 31, 2004 and 2005 (dollars in thousands):

	Year Ended December 31,
	2004		2005
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Segment Gross Profit and Margin:
Smart Grid Solutions Group	$6,623	41%	$5,098	35%
Alternative Energy Resources Group	980	85%	6,364	72%

	$7,603	44%	$11,462	49%

As a percentage of revenues, total gross margin for the year ended December 31, 2005 increased to 49% from 44% for the year ended December 31, 2004. An increase in higher-margin VPC contract revenues attributable to our Alternative Energy Resources Group resulted in the gross margin rate increasing on a consolidated basis.

Gross profit for our Smart Grid Solutions Group was $5.1 million for the year ended December 31, 2005 compared to $6.6 million for the year ended December 31, 2004, a decrease of $1.5 million, or 23%. Lower sales of our products contributed $0.6 million to the gross profit decline. An increase in lower margin SuperStat revenues and a decrease in higher-margin digital control unit sales accounted for the remainder of the gross profit decline.

Gross profit for our Alternative Energy Resources Group was $6.4 million for the year ended December 31, 2005 compared to $1.0 million the year ended December 31, 2004, an increase of $5.4 million, or 549%. The gross margin of our Alternative Energy Resources Group varies due to factors that significantly impact revenues and costs of revenues but do not necessarily reflect on the underlying profitability of our VPC contracts. These factors include:

•	The responsibility to pay participant incentives. In two of our four VPC contracts, we are responsible for paying participant incentives, which are included in our cost of revenues. In our other two VPC contracts, our utility customers are responsible for paying participant incentives. In the former cases, our revenues are higher than the latter because we have to recover the incentive cost plus a return on the capital employed. Consequently, the gross margin will be lower, but the gross profit will be greater, for contracts under which we have the responsibility to pay incentives than for contracts under which our utility customers are required to make the payments.

•	We depreciate our VPC program capital equipment over the remaining contract life, which is shorter than the economic life of such equipment. As a result, the annual depreciation charge per kilowatt of capacity installed will increase over the term of a VPC contract, while the revenues per kilowatt of capacity for any contract year will be determined by other factors that bear no relation to the depreciation.

Our Alternative Energy Resources Group’s gross margin percentage for the year ended December 31, 2005 was 72% compared to 85% for the year ended December 31, 2004, a decrease of 15%. The primary reasons for this decrease in gross margin percentage were costs of revenues associated with participant incentives paid by us pursuant to two VPC contracts in 2005, and not included in 2004, and higher depreciation expense in 2005 compared to 2004.

Operating Expenses

The following table summarizes our operating expenses for the years ended December 31, 2004 and 2005 (dollars in thousands):

	Year Ended December 31,		Percent Change
	2004	2005
Operating Expenses:
General and administrative expenses	$8,251	$11,368	38%
Marketing and selling expenses	7,335	6,927	(6)%
Research and development expenses	1,046	1,094	5%

Total	$16,632	$19,389	17%

General and Administrative Expenses

General and administrative expenses were $11.4 million for the year ended December 31, 2005 compared to $8.3 million for the year ended December 31, 2004, an increase of $3.1 million, or 38%. An increase in the number of employees as of December 31, 2005 contributed to a $1.7 million increase in general and administrative expenses resulting from increased compensation expenses. Higher operating expenses of $1.0 million to support our VPC programs contributed to the increase in general and administrative expenses. In addition, travel expenses were $0.2 million higher for the year ended December 31, 2005 compared to the year ended December 31, 2004. General and administrative expenses in 2005 included approximately $0.1 million of noncash stock-based compensation related to restricted stock granted to executive officers.

Marketing and Selling Expenses

Marketing and selling expenses were $6.9 million for the year ended December 31, 2005 compared to $7.3 million for the year ended December 31, 2004, a decrease of $0.4 million, or 6%. Lower headcount dedicated to marketing and selling efforts during 2005 resulted in a $1.1 million decrease in expenses compared to the year ended December 31, 2004. This was partially offset by a $0.7 million increase in advertising expenses, which were incurred to enroll participants in our VPC programs.

Research and Development Expenses

Research and development expenses were essentially unchanged from the year ended December 31, 2004 to the year ended December 31, 2005.

Interest Expense (Income), Net

Net interest expense (income) decreased from $163,000 for the year ended December 31, 2004 to $46,000 for the year ended December 31, 2005 due to an increase in interest income of $191,000 related to higher average cash balances, partially offset by an increase in interest expense of $74,000 from higher average debt balances outstanding during the year ended December 31, 2005 compared to the year ended December 31, 2004.

Income Taxes

No provision for income taxes was recorded for either the years ended December 31, 2004 or December 31, 2005 because we had net operating loss carryforwards that resulted in deferred tax assets. We provided a full valuation allowance for our deferred tax assets because the realization of any future tax benefits could not be sufficiently assured as of December 31, 2004 or December 31, 2005.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2004

Revenues

The following table summarizes our revenues for the years ended December 31, 2003 and 2004 (dollars in thousands):

	Year Ended December 31,		Percent Change
	2003	2004
Segment Revenues:
Smart Grid Solutions Group	$15,146	$16,106	6%
Alternative Energy Resources Group	248	1,158	367%

Total	$15,394	$17,264	12%

Deferred Revenues	$371	$1,963	429%

For the year ended December 31, 2004, we had revenues of $17.3 million compared to $15.4 million for the year ended December 31, 2003, an increase of $1.9 million, or 12%. Revenues from our Smart Grid Solutions Group increased $1.0 million. In addition, our Alternative Energy Resources Group had revenues of $1.2 million for the year ended December 31, 2004 compared to $0.2 million for the year ended December 31, 2003. In 2003, we signed our first VPC contract and began the initial build-out of our VPC program.

Smart Grid Solutions Group Revenues

Our Smart Grid Solutions Group had revenues of $16.1 million for the year ended December 31, 2004 compared to $15.1 million for the year ended December 31, 2003, an increase of $1.0 million, or 6%. This increase resulted from a $1.9 million increase in digital control unit and SuperStat sales and a $1.5 million increase in installation revenues, partially offset by a $2.3 million decrease in Maingate product sales. Digital control unit and SuperStat shipments to third-party customers were approximately 134,000 for the year ended December 31, 2004 compared to 95,000 for the year ended December 31, 2003, an increase of 41%. Our Smart Grid Solutions Group also produced 30,000 digital control units for the year ended December 31, 2004 for our Alternative Energy Resources Group compared to 13,000 digital control units for the year ended December 31, 2003, an increase of 131%.

Alternative Energy Resources Group Revenues

Our Alternative Energy Resources Group had revenues of $1.2 million for the year ended December 31, 2004 compared to $0.2 million for the year ended December 31, 2003, an increase of $1.0 million, or 367%. This increase resulted from additional available capacity under our VPC programs. As of December 31, 2004, we had approximately 42 megawatts of estimated available capacity compared to approximately 11 megawatts of estimated available capacity as of December 31, 2003. The 31 megawatt increase in capacity contributed to the increase in deferred revenues.

Gross Margins

The following table summarizes our gross profit and gross margin percentages for the years ended December 31, 2003 and 2004 (dollars in thousands):

	Year Ended December 31,
	2003		2004
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Segment Gross Profit and Margin:
Smart Grid Solutions Group	$4,807	32%	$6,623	41%
Alternative Energy Resources Group	197	79%	980	85%

	$5,004	33%	$7,603	44%

As a percentage of revenues, total gross margin for the year ended December 31, 2004 was 44% compared to 33% for the year ended December 31, 2003. An increase in higher-margin VPC contract revenues by our Alternative Energy Resources Group contributed to a higher gross margin rate on a consolidated basis.

Gross profit for our Smart Grid Solutions Group was $6.6 million for the year ended December 31, 2004 compared to $4.8 million for the year ended December 31, 2003, an increase of $1.8 million, or 38%. An increase in gross margin percentage from 32% for the year ended December 31, 2003 to 41% for the year ended December 31, 2004 contributed $1.5 million of additional gross profit. The improved gross margin percentage was the result of outsourcing the manufacturing of our digital control unit and SuperStat products in 2004 to a lower-expense contract manufacturer and increased revenues from higher-margin digital control units and installation services. An increase in revenues contributed $0.3 million of additional gross profit.

Gross profit for our Alternative Energy Resources Group was $1.0 million for the year ended December 31, 2004 compared to $0.2 million for the year ended December 31, 2003, an increase of $0.8 million, or 397%, as a result of the increased revenues noted above. Gross margin increased to 85% for the year ended December 31, 2004, as the direct expenses of program management were leveraged across a larger revenue base compared to the year ended December 31, 2003.

Operating Expenses

The following table summarizes our operating expenses for the years ended December 31, 2003 and 2004 (dollars in thousands):

	Year Ended December 31,		Percent Change
	2003	2004
Operating Expenses:
General and administrative expenses	$8,943	$8,251	(8)%
Marketing and selling expenses	4,177	7,335	76%
Research and development expenses	615	1,046	70%

Total	$13,735	$16,632	21%

General and Administrative Expenses

General and administrative expenses were $8.3 million for the year ended December 31, 2004 compared to $8.9 million for the year ended December 31, 2003, a decrease of $0.7 million, or 8%. A decrease in the number of employees performing general and administrative functions resulted in a $0.7 million reduction in compensation expense for the year ended December 31, 2004 compared to the year ended December 31, 2003. This decrease was partially offset by a $0.2 million increase in professional expenses for the year ended December 31, 2004.

Marketing and Selling Expenses

Marketing and selling expenses were $7.3 million for the year ended December 31, 2004 compared to $4.2 million for the year ended December 31, 2003, an increase of $3.1 million, or 76%. Advertising expense for the year ended December 31, 2004 was $2.8 million compared to $0.8 million for the year ended December 31, 2003. Three additional sales personnel resulted in $0.8 million of additional expense, and travel expense was $0.1 million higher for the year ended December 31, 2004 compared to the year ended December 31, 2003.

Research and Development Expenses

Research and development expenses were $1.0 million for the year ended December 31, 2004 compared to $0.6 million for the year ended December 31, 2003, an increase of $0.4 million, or 70%. Additional compensation expenses of $0.3 million and other research and development expenses of $0.1 million resulted in the increase in research and development expenses.

Interest Expense (Income), Net

Net interest expense (income) decreased from $616,000 for the year ended December 31, 2003 to $163,000 for the year ended December 31, 2004 due primarily to a $439,000 reduction of interest expense from lower interest-bearing average debt balances between the two periods.

Income Taxes

No provision for income taxes was recorded for either the years ended December 31, 2003 or December 31, 2004 because we had net operating loss carryforwards that resulted in deferred tax assets. We provided a full valuation allowance for our deferred tax assets because the realization of any future tax benefits could not be sufficiently assured as of December 31, 2003 or December 31, 2004.

Liquidity and Capital Resources

Overview

Since April 2003 when we ceased being a wholly-owned subsidiary of Acorn Factor, we have funded our operations primarily through the issuance of an aggregate of $40.9 million in preferred stock, $4.0 million in subordinated convertible debt and $3.2 million in borrowings under our senior loan agreement described below. We used these proceeds to fund our operations and to invest in our VPC programs, both in the form of capital expenditures to build out the capacity under our VPC contracts and participant acquisition expenses such as advertising and participant incentive payments, which were expensed as incurred. After the closing of this offering, we will use the net proceeds received, along with cash generated from operations and availability under our senior loan agreement, to fund our operations and repay certain indebtedness. We believe that our cash flows from borrowings under our senior loan agreement and proceeds from this offering will be sufficient to satisfy our expected cash needs associated with our existing operations through September 30, 2007.

The following table summarizes as of September 30, 2006, on a pro forma basis after giving effect to this offering, including the repayment of debt with proceeds from the offering, at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, total cash and cash equivalents, working capital and amounts available to us under our existing loan agreement and other lines of credit (in thousands):

Pro forma as of September 30, 2006
Cash and cash equivalents	$
Working capital	$
Amounts available under existing lines of credit(1)	$

(1)	As of September 30, 2006, we had $0.7 million face value of irrevocable letters of credit outstanding, revolving credit loans outstanding of $3.2 million and, subject to a borrowing base, availability of $3.8 million, which could be used either to back additional letters of credit or for revolving credit loans. See “—Liquidity and Capital Resources—Indebtedness—Senior Loan Agreement.”

Cash Flows

The following table summarizes our cash flows for the nine months ended September 30, 2005 and 2006 and for the years ended December 31, 2003, 2004 and 2005 (dollars in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Operating activities	$(7,133)	$(6,951)	$(5,230)	$(7,419)	$(7,679)
Investing activities	(1,554)	(4,156)	(4,926)	(2,764)	(2,791)
Financing activities	13,147	15,298	4,001	4,000	9,048

Increase (decrease) in cash and cash equivalents	$4,460	$4,191	$(6,155)	$(6,183)	$(1,422)

Cash Flows Used in Operating Activities

We have had operating losses since 2003 primarily due to increased general and administrative expenses for our VPC programs and the marketing and selling expenses incurred to acquire new participants in those programs. These expenses have been expensed when incurred. We expect to incur significant participant acquisition expenses until our VPC programs are fully developed to their contractual capacity limits and thereafter, we expect to incur less significant participant acquisition expenses as required to replace participants who withdraw from our VPC programs.

Cash used in operating activities was $7.1 million, $7.0 million and $5.2 million for the years ended December 31, 2003, 2004 and 2005, respectively. Cash used in operating activities during the nine months ended September 30, 2005 and 2006 was $7.4 million and $7.7 million, respectively. The $0.3 million increase in cash used in operating activities for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 resulted from an increased net loss of $2.5 million, increased net accounts receivable of $0.7 million and a $2.6 million increase in deferred expenses related to our VPC contracts, partially offset by a $5.5 million increase in deferred revenues related to our VPC contracts.

Cash used in operating activities for the year ended December 31, 2005 decreased $1.7 million compared to the year ended December 31, 2004. The decrease was the result of a $1.3 million reduction in the net loss for the year ended December 31, 2005 compared to the year ended December 31, 2004, together with a $0.3 million increase in the provision for inventory obsolescence, a $0.4 million increase in depreciation and amortization related to the expansion of our VPC programs and a $0.1 million increase in noncash stock compensation expense related to restricted stock, partially offset by a $0.4 million increase in net working capital changes.

Cash used in operating activities for the year ended December 31, 2004 of $7.0 million approximated the $7.1 million used for the year ended December 31, 2003. Although the net loss for each period was comparable, net working capital changes accounted for the $0.1 million reduction in cash used in operating activities between periods. Increases in deferred revenues of $1.7 million related to our VPC contracts and reductions in inventory were partially offset by increases in accounts receivable.

Cash Flows Used in Investing Activities

Cash used in investing activities was $1.6 million, $4.2 million and $4.9 million for the years ended December 31, 2003, 2004 and 2005, respectively. For the nine months ended September 30, 2005 and 2006, cash used in investing activities was $2.8 million for both periods. Our principal cash investments are for purchases of equipment and installation services used to build out and expand our VPC programs. Installation services are purchased from third-party vendors and represent the installation of the demand response hardware at participants’ locations (primarily residential). We expanded our VPC programs from having no capacity at the beginning of 2003 to approximately 11 megawatts of estimated available capacity under our VPC programs at the end of 2003. With $4.2 million of capital expenditures for the year ended December 31, 2004, estimated available capacity was expanded to approximately 42 megawatts by the end of 2004. A further $4.9 million of capital expenditures for the year ended December 31, 2005 increased the estimated available capacity under our VPC programs to approximately 101 megawatts by the end of 2005. As of September 30, 2006, the estimated available capacity under our VPC contracts was approximately 158 megawatts. Our Smart Grid Solutions Group utilizes contract manufacturers for the production of our products, thereby resulting in minimal capital investment in that segment.

Noncash Investing Activities

Due to intercompany purchases of certain assets, the levels of capital expenditures reflected in the investing section of our consolidated statements of cash flows do not reflect the levels of capital investment made by us. Our Alternative Energy Resources Group purchases demand response equipment from our Smart Grid Solutions Group. These assets are initially classified as inventory when purchased by the Smart Grid Solutions Group. When transferred to the Alternative Energy Resources Group, they remain classified as inventory until they are deployed to service a VPC contract, at which time they are re-classified as a capital asset. These noncash purchases of equipment were $0.7 million for each of the years ended December 31, 2003 and 2004 and $1.8 million for the year ended December 31, 2005. For the nine months ended September 30, 2005 and 2006, noncash purchases of equipment were $1.2 million and $1.3 million, respectively. The increase in noncash purchases is directly related to the growth of our VPC programs.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities were $13.1 million, $15.3 million and $4.0 million for the years ended December 31, 2003, 2004 and 2005, respectively. For the nine months ended September 30, 2005 and 2006, cash flows provided by financing activities were $4.0 million and $9.0 million, respectively. Cash flows provided by financing activities consisted of the following:

•	sale of our Series C convertible preferred stock in March 2006, with net proceeds of $5.4 million;

•	cash of $0.6 million from the exercise of stock-based awards during the nine months ended September 30, 2006;

•	cash of $3.2 million from short-term borrowings under our senior loan agreement during the nine months ended September 30, 2006;

•	cash from the placement of $4.0 million of subordinated convertible debt in June 2005;

•	sale of Series A and Series B convertible preferred stock in 2004, with net proceeds of $16.6 million, a portion of which was used to repay $1.3 million of long-term debt; and

•	sale of Series A convertible preferred stock in 2003, with net proceeds of $18.5 million, and $2.8 million in borrowings of long-term debt, a portion of this $21.3 million being used to repay $8.2 million in stockholder loans.

Working Capital

Working capital (deficit) as of September 30, 2006 was ($6.7) million, consisting of $22.2 million in current assets and $28.9 million in current liabilities. A $14.0 million increase in deferred revenues during the nine months ended September 30, 2006 resulted in a working capital deficit as of that date. Working capital as of December 31, 2005 was $3.1 million, consisting of $13.6 million in current assets and $10.5 million in current liabilities.

In addition, we had available borrowing capacity under our senior loan agreement of $3.8 million as of September 30, 2006 and $4.3 million as of December 31, 2005 based upon the borrowing base calculated pursuant to the formula described below.

Indebtedness

Senior Loan Agreement.    In April 2003, we entered into a loan and security agreement, as amended, or the senior loan agreement, with Silicon Valley Bank. The senior loan agreement expires in September 2007, at which time all outstanding borrowings will become due and payable. Subject to the limitations described below, the senior loan agreement has a revolving line of credit up to $7.0 million, including letters of credit up to $3.0 million. Borrowings under the senior loan agreement bear interest at either prime plus 2.0% or prime plus 2.75% per annum depending on our performance under a financial covenant contained in the agreement. The senior loan agreement is collateralized by substantially all of our assets, including our intellectual property. Borrowings under the senior loan agreement can be requested, from time to time, up to an amount that, based on a formula, includes (i) up to 80% of eligible receivables and (ii) eligible inventory limited to the lesser of (A) 25% of their value, (B) 80% of net orderly liquidation value, (C) $500,000 or (D) 25% of the aggregate eligible accounts outstanding. The senior loan agreement contains customary financial and restrictive covenants, including maintenance of a minimum quick ratio and EBITDA level and a prohibition on the payment of dividends. We were in compliance with these covenants as of September 30, 2006. As of September 30, 2006, we had borrowings under the senior loan agreement of $3.2 million and availability of approximately $3.8 million based upon the borrowing base calculated pursuant to the formula described above.

Subordinated Convertible Loan Agreement.    In June 2005, we entered into a $4.0 million subordinated convertible loan agreement with Partners for Growth, L.P. The convertible debt under this agreement matures in June 2010. The convertible debt bears interest at 3% plus the three-month LIBOR rate. The convertible debt requires payment of interest only, provided that we meet or exceed certain pro forma revenue targets calculated on a quarterly basis during the term. If we do not meet or exceed such revenue targets, at the option of the lender, the convertible debt will amortize ratably over a two-year period or such lesser period as remains until the maturity date. No principal payments have been required to date, and none are expected to be required during 2006. The lender may convert the principal amount of the convertible debt into our Series B convertible preferred stock at a price of $3.62 per share at any time during the term of the convertible debt. We have the right to convert the principal amount of the convertible debt under the same terms, upon a qualified public offering of our common stock, which occurs when the offering price of our common stock is at least $7.00 per share and we receive at least $30 million of gross cash proceeds. The entire principal amount of the convertible debt may be prepaid at any time, provided that the payment must include an amount calculated to compensate the lender for interest that would have been paid through the maturity date of the convertible debt, determined by multiplying the principal balance by the current interest rate for each interest paying period from the prepayment date to the maturity date and then discounting the result at an annual rate of 20%. In addition, in the event of a prepayment of the principal amount, the lender has been provided a non-detachable warrant to purchase 1,103,387 shares of our Series B convertible preferred stock at a price of $3.62 per share. The convertible debt is collateralized by a second lien on substantially all of our assets and is subordinated in right of payment to the senior loan agreement. The convertible debt contains customary restrictive covenants. We were in compliance with these covenants as of September 30, 2006. As of September 30, 2006, $4.0 million of principal remained outstanding under the convertible debt.

Letters of Credit

Our senior loan agreement provides for the issuance of up to $3.0 million of letters of credit. As of September 30, 2006, we had $0.7 million face value of irrevocable letters of credit outstanding.

Capital Spending

As of September 30, 2006, our VPC programs had estimated available capacity of 158 megawatts. Our existing VPC contracts as of September 30, 2006 provided for a potential capacity of 220 megawatts. We expect to incur approximately $10 million in capital expenditures over the next three years to build out the remaining 62 megawatts under our existing VPC programs, of which $5.0 million is anticipated to be incurred through September 30, 2007. If we are successful in being awarded additional VPC contracts, we would incur additional amounts to build out those new VPC programs.

Commitments and Contingencies

We are a party to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. Our policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known issue arises in accordance with SFAS No. 5, Accounting for Contingencies and related pronouncements. In accordance with SFAS No. 5, a liability is recorded when we determine that a loss is probable and the amount can be reasonably estimated. In addition, we disclose contingencies for which a material loss is reasonably possible, but not probable. As of September 30, 2006, there were no material contingencies requiring accrual or disclosure.

Contractual Obligations

Information regarding our known contractual obligations of the types described below as of December 31, 2005, excluding the use of proceeds from this offering which may be used to repay certain indebtedness, is set forth in the following table (dollars in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Bank debt obligations	$4,000	$—	$—	$4,000	$—
Operating lease obligations	1,077	498	399	180	—

Total	$5,077	$498	$399	$4,180	$—

Information regarding our known contractual obligations of the types described below as of September 30, 2006, excluding the use of proceeds from this offering which may be used to repay certain indebtedness, is set forth in the following table (dollars in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Bank debt obligations	$7,200	$3,200	$—	$4,000	$—
Operating lease obligations	1,544	596	893	55	—
Purchased capacity under VPC contracts(1)	3,628	2,925	703	—	—

Total	$12,372	$6,721	$1,596	$4,055	$—

(1)	In May 2006, we negotiated a supply agreement with an electric utility that had previously executed contracts with certain of its large commercial and industrial customers to permit direct load control of certain devices and equipment located in their operating facilities. Under the terms of the supply agreement, the electric utility caused this direct load to be registered as a demand response resource under our VPC contract with ISO New England Inc. The amounts in the table represent our contractual commitment to pay the electric utility for the registered load under the two-year term of the supply agreement. Such amounts are included in our costs of revenues as incurred.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Restatement of Previously Issued Financial Statements

In connection with the filing of the registration statement of which this prospectus is a part, our independent registered public accounting firm performed an audit of our consolidated financial statements for the six months ended June 30, 2006. As part of our preparation for this audit, we identified certain errors in prior year consolidated financial statements. These errors related to revenue recognition, property and equipment, and certain other accounts. These errors resulted in the restatement of our previously issued consolidated financial statements. See Note 2 of the December 31, 2004 and 2005 consolidated financial statements included elsewhere in this prospectus for further discussion of these matters and the impact of these adjustments on our previously issued consolidated financial statements.

Material Weaknesses in Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements for the year ended December 31, 2005 and the six months ended June 30, 2006, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management and independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002, additional control deficiencies may have been identified by management or our independent registered public accounting firm and those control deficiencies could have also represented one or more material weaknesses. During the audit of the consolidated financial statements for the year ended December 31, 2005, our independent registered public accounting firm communicated to our management and audit committee of the board of directors the following deficiencies in our internal control over financial reporting, which constitute material weaknesses:

•	we had inadequate accounting personnel resources to properly identify and apply GAAP on a consistent and timely basis;

•	we had inadequate documentation of accounting policies, procedures and controls;

•	we had insufficient controls over the financial statement close process, including the cut-off process and a review of significant accounting estimates on a timely basis;

•	we had inadequate monitoring controls in place to review accounting entries and to ensure entries are recorded in accordance with GAAP and we performed an inadequate review of material contracts from a GAAP accounting standpoint; and

•	we had insufficient controls over the resolution of reconciling items within account reconciliations.

These material weaknesses existed as of December 31, 2005 and resulted in adjustments to our consolidated financial statements for the year ended December 31, 2005, affecting substantially all significant accounts. These control deficiencies could result in a misstatement of significant accounts and required disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

To improve our internal control over the financial reporting process, we have taken the following measures:

•	in June 2006, we appointed our current chief financial officer who is a certified public accountant with previous experience in financial reporting for publicly-traded companies, worked for a national public accounting firm and has experience with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In August 2006, we also hired a property and equipment accountant. We plan to hire an internal audit manager upon completion of this offering;

•	retained a third-party consulting firm specializing in Section 404 of the Sarbanes-Oxley Act of 2002 internal control documentation and testing to assist us in the development and improvement of our documentation for accounting policies, procedures and controls;

•	performed additional training for the accounting staff related to account reconciliations, financial statement closing procedures, evaluation of significant estimates and a review of accounting entries; and

•	established new accounting procedures, controls and documentation standards, including mandatory analysis and accounting interpretation of all material contracts, proper period cutoff and supervisory review around account reconciliations, and timeliness of reporting.

As a result of our remediation efforts, we determined and communicated to our audit committee that as of June 30, 2006, the second and fifth material weaknesses identified during the audit of the year ended December 31, 2005 were no longer considered material weaknesses.

During the audit of our consolidated financial statements for the six months ended June 30, 2006, we discovered material errors in our consolidated financial statements and as a result, we restated our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005. During the audit of the consolidated financial statements for the six months ended June 30, 2006, we identified, and our independent registered public accounting firm communicated to our audit committee of the board of directors, the following deficiencies in our internal control over financial reporting, which constitute material weaknesses as of June 30, 2006:

•	we lacked sufficient personnel with an appropriate level of accounting knowledge, experience and training in the application of GAAP commensurate with our financial reporting requirements;

•	we did not maintain effective controls over the financial close process, including the completeness and accuracy of journal entries;

•	we did not maintain effective controls over the completeness, accuracy and existence of our property and equipment subledger, which in-turn is used as source information for revenue recognition for our VPC contracts; and

•	we did not maintain adequate controls over the completeness and accuracy of service revenue for our VPC contracts’ spreadsheets and accounting entries.

We have taken or intend to take additional actions to improve our internal control over financial reporting to address these material weaknesses, including:

•	hiring a new corporate controller in July 2006 who is a certified public accountant with previous experience in financial reporting for publicly-traded companies, worked for a national public accounting firm and has experience with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	utilizing our third-party consulting firm specializing in Section 404 of Sarbanes-Oxley Act of 2002 internal control documentation to implement spreadsheet controls over the VPC revenue spreadsheets. Such controls may include freezing cells containing formulas, allowing only input data to impact the spreadsheets’ calculations, and tracking version control;

•	utilizing our VPC program managers to coordinate input of digital control unit activity into the property and equipment subledger on a timely basis. In addition, we will implement procedures by which periodic counts of digital control units will be performed to ensure the accuracy and existence of the digital control units and their related information in the subledger; and

•	hiring additional accounting personnel to establish an effective cut-off process surrounding accrued liabilities and operating expenses. This will also help provide an additional level of review over invoice processing and reconciliations, to implement new closing procedures for the preparation of monthly rollforwards, reconciliations, or analysis of prepaid expenses, property and equipment, and deferred revenues as well as perform analytical reviews of comparative general ledger data.

We cannot assure you that these improvements will remediate any of the material weaknesses described above. Our independent registered public accounting firm has not evaluated any of the measures that we intend to take to address the material weaknesses discussed above. Moreover, we cannot assure you that we have identified all, or that we will not in the future have, additional material weaknesses. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation required by reporting requirements under the Securities Exchange Act of 1934 or Section 404 of the Sarbanes-Oxley Act of 2002 after this offering. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future Annual Reports on Form 10-K and may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

We face minimal exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial position and results of operations. Historically, our primary exposures have related to non dollar-denominated sales and expenses in the Canadian dollar and the Israeli shekel. We do not utilize any foreign currency exchange transactions to hedge our exposure. Foreign currency gain (loss) for the years ended December 31, 2003, 2004 and 2005 were ($15,000), ($4,000) and $14,000, respectively.

Interest Rate Risk

As of September 30, 2006, all of our $7.2 million of outstanding debt was at floating interest rates. An increase of 1.0% in the prime rate or the three-month LIBOR rate would result in an increase in our interest expense of approximately $72,000 per year.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make certain estimates and judgments that affect our reported assets, liabilities, revenues and expenses, and our related disclosure of contingent assets and liabilities. On an on going basis, we re-evaluate our estimates, including those related to revenue recognition, the collectability of receivables, impairment of long-lived assets, income taxes and stock-based compensation. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. A summary of our critical accounting policies is set forth below.

Revenue Recognition

We recognize revenues when the following criteria have been met: delivery has occurred, the price is fixed and determinable, collection is probable and persuasive evidence of an arrangement exists. The majority of our revenues are recognized when products are shipped to or received by a customer or when services are provided. In certain of our contracts we provide multiple deliverables. Each element of these arrangements must be recorded based on its fair value, generally what price is charged for the element when sold on a standalone basis. Because we do not generally sell all of the elements on a stand-alone basis, revenues for all elements are recognized ratably over the life of the contract once all of the related revenue recognition requirements are met.

Deferred revenues are recorded for electric capacity, products or services when the criteria for revenue recognition have not been met. We consider our VPC contracts to represent service contracts. The majority of deferred revenues relate to customer billings for capacity payments made by a utility under its VPC contract but subject to a measurement and verification test before the revenue recognition criteria have been met. Until the measurement and verification test is performed, we defer revenues and associated direct expenses under our VPC contracts until such time that the contract price is fixed and determinable, which generally occurs during the fourth fiscal quarter of the year. As of September 30, 2006, we had deferred revenues and direct expenses of $18.8 million and $7.7 million, respectively. As of December 31, 2005, deferred revenues and direct expenses were $4.8 million and $1.9 million, respectively.

Our revenue recognition policy is significant because our revenues are a key component of our results of operations. Furthermore, assessment of collectability is particularly critical in determining whether or not revenues should be recognized. We also record provisions for estimated sales allowances on product- and service-related revenues at the time the related revenues are recorded. These estimates are based on historical sales and services allowances, analysis of customer credits and other known factors. If future sales credits prove to be greater than the historical data and the estimates we used to calculate these provisions, our revenues could be overstated.

Inventories

Inventories include raw materials and finished goods. Items are removed from inventory using the first-in, first-out method. We utilize contract manufacturers to assemble all of our products. Inventory amounts include the expense to manufacture the item, such as the expense of raw materials, labor and other applied direct and indirect expenses. We also review freight, handling expenses and wasted materials to determine if abnormal amounts should be recognized as current-period charges. We review our inventory for obsolescence and marketability. If the estimated market value, which is based upon assumptions about future demand and market conditions, falls below the original expense, the inventory value is reduced to the market value. If technology rapidly changes or actual market conditions are less favorable than those estimated by management, inventory write-downs may be required.

Allowance for Doubtful Accounts

We perform ongoing evaluations of our customers and continuously monitor collections and payments and estimate an allowance for doubtful accounts based on the aging of the underlying receivables, our historical experience with write-offs and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations, and we believe appropriate reserves have been established, we may not adequately predict future credit losses. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required which would result in additional general and administrative expense in the period such determination is made.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, goodwill and intangible assets, are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. All of our identifiable intangible assets are amortized using the straight-line method. We use estimates in determining the value of goodwill and intangible assets, including estimates of useful lives of intangible assets, discounted future cash flows and fair values of the related operations. We test goodwill for impairment each year as of December 31, under the guidance of SFAS No. 142, Goodwill and Other Intangible Assets. We forecast discounted future cash flows at the reporting unit level, which consists of our operating segments, based on estimated future revenues and operating expenses, which take into consideration factors such as estimated payments on long-term contracts, expected future orders, supplier contracts and general market conditions. Changes in our forecasts or expense of capital may result in asset value adjustments, which could have a significant affect on our current and future results of operations, financial condition and cash flows. Intangible assets with a finite life are amortized on a straight-line basis over estimated useful lives and are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Stock-Based Compensation

As of January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, which requires us to measure compensation expense for stock-based awards at fair value and recognize compensation over the service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period that estimates are revised. We use the Black-Scholes option-pricing model, which requires the input of assumptions, including the fair market value of our common stock, the estimated length of time that employees will retain their vested stock options before exercising them (expected term), and the estimated volatility of our common stock price over the expected term. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Accounting for Income Taxes

We have incurred net losses since our inception. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires companies to recognize deferred income tax assets and liabilities for temporary differences between the financial reporting and tax bases of recorded assets and liabilities and the expected benefits of net operating loss and credit carryforwards. SFAS No. 109 requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized. We evaluate the realizability of our deferred income tax assets, primarily resulting from net operating loss and credit carryforwards, and adjust our valuation allowance, if necessary.

Once we utilize our net operating loss carryforwards, we would expect our provision for income tax expense in future periods to reflect an effective tax rate that will be significantly higher than past periods. The adoption of SFAS No. 123(R) will potentially result in tax benefits that are currently difficult to predict.

Legal Contingencies

We are subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. Our policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known issue in accordance with SFAS No. 5, Accounting for Contingencies, and related pronouncements. In accordance with SFAS No. 5, a liability is recorded when we determine that a loss is probable and the amount can be reasonably estimated. In addition, we disclose contingencies for which a material loss is reasonably possible but less than probable.

New Accounting Pronouncements

SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS No. 123(R))

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123(R), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB No. 107) which summarizes the views of the SEC staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations. SAB No. 107 provides guidance on several topics, including valuation methods, the classification of compensation expense, capitalization of compensation expenses related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements, and disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” subsequent to adoption of SFAS No. 123(R).

In April 2005, the SEC issued FR-74, Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date for Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (FR-74). FR-74 allows companies to implement SFAS No. 123(R) at the beginning of their next fiscal year (January 1, 2006 for us), instead of the next reporting period that begins after June 15, 2005. FR-74 does not change the accounting required by SFAS No. 123(R); it only changes the implementation date of the standard.

We adopted SFAS No. 123(R) using the prospective method on January 1, 2006. We cannot predict the level of its impact since it will depend upon the level of share-based payments granted in the future. However, we generally expect compensation expense to increase.

SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 39 (SFAS No. 154)

In May 2005, the FASB issued SFAS No. 154, which changes the requirements for the accounting and reporting of a change in accounting principle or correction of an error. It requires, unless impracticable, retrospective application of the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We implemented SFAS No. 154 effective January 1, 2006.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48)

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN 48 are effective as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We have not yet determined the impact that the adoption of FIN 48 will have on our future results of operations and financial position.

SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108)

In September 2006, the SEC released SAB 108. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (rollover method) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. We believe that SAB 108 will not have a material impact on our consolidated financial statements.

SFAS No. 157, Fair Value Measurements (SFAS No. 157)

In September 2006, the FASB issued SFAS No. 157. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. SFAS No. 157 is to be effective for our financial statements issued in 2008; however, earlier application is encouraged. We believe that SFAS No. 157 will not have a material impact on our consolidated financial statements.

BUSINESS

Company Overview

We are a leading provider of clean energy solutions that improve grid reliability and enable utilities to increase available electric capacity during periods of peak energy demand on a more cost-effective basis than conventional alternatives. Peak energy demand typically occurs during weekday afternoons in the summer when utility customers require maximum power. Electric utilities in the U.S. currently face many challenges to provide energy during periods of peak energy demand due in part to transmission and distribution constraints, aging infrastructure, insufficient generation assets, high and volatile fuel prices, environmental concerns and an increasingly stringent regulatory environment. These challenges have led to numerous brownouts, blackouts and service disruptions throughout North America. To meet these challenges, electric utilities increase capacity by building and operating natural gas-fired power plants and expanding transmission and distribution infrastructure. As an alternate means of providing electric capacity, utilities increasingly employ demand management programs that decrease energy consumption. We provide these demand management solutions, which produce no harmful emissions and are as much as 40% less expensive than building and operating a new natural gas-fired power plant, without requiring any additional investment in transmission and distribution assets.

During critical peak periods, the cost of providing such power often exceeds $50 per megawatt hour, which is more than ten times the cost of base load electricity production for the identical unit of power. During extreme peaks, this cost can soar to $1,000 per megawatt hour or more. Peak periods typically occur seasonally as a result of extreme temperatures in summer and winter months, especially during weekday afternoons and evenings. As a typical example, the chart below illustrates the 2005 cost structure for the New York Power Pool, an organization of the state’s largest utilities and member of the North American Electric Reliability Council, or NERC. As depicted below, baseload energy is traditionally provided by hydro, coal and nuclear energy sources. As demand for electricity increases during periods of peak energy demand (as cumulative operating capacity increases to its maximum limit), other sources of supply-side capacity are utilized, which have increasing variable costs.

Source: SNL Energy

Our clean energy solutions enable electric utilities to address these peak load demands. We provide our clean energy solutions through two operating units, the Smart Grid Solutions Group and the Alternative Energy Resources Group. Our Smart Grid Solutions Group develops state-of-the art demand response, smart metering, advanced metering initiative, advanced meter reading, and other hardware and software based on wireless communications. These products allow our utility customers to measure, manage, shift and reduce energy consumption in real-time. Through our Alternative Energy Resources Group, we offer outsourced services, including our VPC programs, which provide electric capacity to our utility customers during periods of peak energy demand by remotely operating high energy-consuming devices, such as central air conditioners, water heaters and pool pumps. With respect to our VPC programs, we provide this capacity by developing, operating and managing residential, commercial and industrial energy load management systems through long-term, pay-for-performance contracts.

Smart Grid Offerings

Our Smart Grid Solutions Group develops energy monitoring and control equipment comprised of hardware, software and wireless communications. Our demand response products consist of hardware that is installed at a utility’s residential or business customer’s location on high-energy consumption equipment, such as central air conditioners. Our software applications send wireless messages to manage and control our hardware. Upon receiving the messages, our hardware works to reduce the length of time that the equipment operates, thereby making electric capacity available to the utility. Our advanced metering products consist of our hardware that is installed at a utility’s residential or business customer’s electric meter. These devices collect information from the meter and transmit it through a software application where it is then stored on servers. This information is used by the utility to manage electricity consumption, analyze usage trends and generate billing information.

Our Smart Grid Solutions Group has an established customer base of over 500 electric utilities and energy service companies, including notable industry leaders such as Austin Energy, Duke Energy Corporation, First Energy Corporation, Georgia Power Company, Gulf Power Company, Inc., Louisville Gas and Electric Company, Progress Energy, Inc., Public Service Electric & Gas Company and Southern California Edison. We have several strategic alliances, including those with Cellnet Technology, Inc., Current Communications Group, LLC, Itron, Inc., Landis+Gyr, Inc. and the White-Rodgers division of Emerson Electric Co., to combine our critical Smart Grid components with those companies’ offerings.

We have delivered over 4.5 million Smart Grid devices, including demand response and advanced meter reading devices, during the last three decades. We estimate that our products represent over 50% of residential demand response devices operating in North America today. According to the Department of Energy, there are approximately 10,000 megawatts of residential demand response systems installed in North America today. Demand response devices control the operation of high-energy consuming equipment, such as central air conditioning equipment, to reduce the length of time the equipment operates, thereby making electric capacity available to the utility. Our leading-edge software and hardware tools provide our customers with the potential for approximately 6,000 megawatts of electric capacity, which is enough to provide electricity for six million homes. Our Smart Grid Solutions Group has long-term contracts from which we expect to receive estimated payments of approximately $43.7 million through 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Payments from Long-Term Contracts” and “Risk Factors—Risks Relating to Our Business—We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual revenues and should not be relied upon.”

Alternative Energy Resources Offerings

Our Alternative Energy Resources Group primarily provides VPC programs, first introduced in 2003, that allow electric utilities to outsource their peak energy management needs to us. Through our VPC contracts, we administer and oversee an electric utility’s entire program, from educating customers about the benefits of load control systems, to installing the solutions and measuring and verifying actual demand reduction. Our VPC programs offer a turnkey pay-for-performance service that provides the sale of peak load reduction capacity to utilities through long-term contracts. Pay-for-performance means that we enter into long-term contracts with utilities and are paid under each contact based on the amount of verifiable kilowatt hours of capacity that we provide. In addition, our Alternative Energy Resources Group also provides the same products and services offered pursuant to our VPC program, except on some occasions, we do not own the capacity and deliver it on a pay-for-performance basis. Our programs enable electric utilities to manage peak energy demand by reducing and shifting consumers’ energy usage. We have secured four VPC contracts, one each with PacifiCorp and San Diego Gas & Electric Company and two with ISO New England Inc. These VPC contracts provide for the delivery of an aggregate of 220 megawatts of capacity during periods of peak energy demand. We expect to receive payments from these contracts of approximately $78.6 million through 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Payments from Long-Term Contracts” and “Risk Factors—Risks Relating to Our Business—We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual revenues and should not be relied upon.”

Our VPC programs provide a more economical and environmentally friendly alternative to natural gas-fired power plants, which are currently utilized to manage peak energy demand. The installation and operation of our VPC programs are as much as 40% less expensive to an electric utility than building and operating a natural gas-fired power plant. These programs also help utilities to avert emissions caused by these traditional plants. Our VPC programs are also as much as 90% less expensive than other forms of alternative energy such as solar, which require governmental subsidies in order to remain competitive. Our VPC programs provide utilities with a long-term and fixed-priced solution, in addition to environmental and other benefits.

Industry Overview

According to the Center for Smart Energy, the electric utility market is one of the largest industries in North America with estimated sales of $275 billion in 2005. Investment in generation, transmission and distribution assets required to meet electricity demand worldwide is expected to be $10 trillion between 2005 and 2030, according to the International Energy Agency.

Our market opportunity is created from various challenges facing the industry. We anticipate that over the next five to 15 years there will be large-scale adoption of clean energy solutions and expansion of existing systems. Based on data from the Electric Power Research Institute, this will represent over a 100% increase in the available demand response capacity in North America, with an increase from 20,000 megawatts in 2006 to over 45,000 megawatts. Based on data from the Electric Power Research Institute, demand response solutions alone represent utility spending of $4.2 billion annually.

Challenges Facing the Electric Utility Industry

Transmission and Distribution Constraints.    Under-investment in new transmission and distribution assets and increased demand for energy have resulted in an over-burdened electric grid, periodically preventing the movement of power to needed areas during peak times. In 2003, the Pacific Northwest National Laboratory reviewed the increasing gap between the growth of the transmission and distribution network and the growth of electricity demand across North America, forecasting growth in electricity demand of 20% from 1999 to 2009, but less than 5% growth in transmission capacity expansion during that same period. The study’s findings are depicted in the graph below:

According to the Federal Energy Regulatory Commission, major transmission constraints at 16 specific locations in the electric transmission system in the U.S. cost consumers approximately $700 million in electricity costs during the summers of 2000 and 2001. Many areas of the U.S. do not have enough transmission lines installed to distribute energy during periods of high electricity demand. The cost to remedy these constraints between 2004 and 2008 was approximately $28 billion according to the Edison Electric Institute. Furthermore, utilities often lack the requisite technology that allows them to monitor and manage power distribution efficiently.

Aging Infrastructure.    According to the Electric Power Research Institute, there has not been any material capital investment in electricity transmission assets (power lines, transformers, etc.) in the past decade, and at least 60% of the current infrastructure needs to be replaced. The Electric Power Research Institute estimates that $50 billion to $100 billion will be required over the next 10 years to enhance the North American transmission and distribution grid to the levels required by the Energy Policy Act of 2005.

Insufficient Generation Assets.    According to the Energy Information Agency, 281,000 megawatts of new power-generating capacity will be needed by 2025 to meet the growing demand for electricity in the U.S. This is equivalent to 937 new power plants, each capable of producing 300 megawatts of electricity.

High and Volatile Fuel Prices.    Electric utilities generally use natural gas-fired power plants to meet peak energy demand needs. According to the American Gas Foundation, a decrease in the overall natural gas supply has resulted in considerable price volatility. Natural gas prices have ranged from a high of approximately $13.00 per million British thermal units, or mmBtu, to a low of approximately $5.00 per mmBtu since 2004. Electric utilities have sought to diversify the sources of the electricity that they provide to their consumers in an effort to manage their exposure to the higher fuel costs of natural gas, while at the same time preserving their ability to serve periods of peak energy demand.

Environmental and Regulatory Concerns.    U.S. federal and state governments have enacted legislation aimed at reducing emissions associated with electric power generation and mandating the use of renewable sources of power. Some U.S. states are also voluntarily shifting their energy generation portfolio from fossil fuels to alternative energy resources under renewable portfolio standards, or RPS, that mandate the use of renewable technologies. For example, Connecticut and California have mandated increasing the usage of renewable technologies by 10% and 33% by 2010 and 2020, respectively. Significant capital expenditures will be required to meet RPS and federal standards. In addition, in some states, such as Utah and California, where we currently own and operate VPC programs, our programs are considered to be operating reserves that grid operators can call upon when contingencies (plant or transmission outages) occur. This dispatchable capacity also allows utilities to meet reserve requirements required by the North America Electricity Reliability Council without any environmental impact.

The Growing Clean Energy Sector

The clean energy sector has evolved in direct response to the needs of electric utilities to pursue alternative forms of energy and to better manage the production and consumption of electricity in light of the challenges described above. We define this sector, with estimated accumulated revenues of $300 billion between 2005 and 2010, as being comprised of three segments: alternative energy resources, smart grid technology and conservation. We currently provide solutions in each of these three segments.

Alternative Energy Resources refers to alternatives to fossil fuel-based methods of providing electricity. Historically, this segment has consisted of renewable energy resources such as wind and solar. In 2005, $23 billion was invested globally in renewable products and services, which is expected to grow to $100 billion by 2015. More recently, the alternative energy resources segment has expanded to include the provision of electric capacity by third parties through the implementation of outsourced demand response programs, which we define as the VPC market. The VPC market is in its infancy stage of development, but we believe that it has the potential for substantial short- and long-term growth. We estimate that the total potential addressable VPC market in the U.S. is approximately 22,000 megawatts of residential capacity based on the total installed capacity of air compressors in 2005, or over $1.3 billion annually assuming, as an example, a rate of $60 per kilowatt per year. Of this potential market, existing utility-managed demand response programs currently deliver approximately 10,000 megawatts through at least 234 programs in the U.S. These systems could be outsourced to a third-party operator such as us in the form of a brownfield VPC program wherein we, as a third party, would acquire the existing demand response program. We estimate that an additional 12,000 megawatts are available for new, or greenfield, VPC programs.

Smart Grid Technology refers to the application of advanced technology, including wireless communications, for managing electricity production, distribution and consumption over a transmission and distribution network. More specifically, it refers to the use of hardware devices, software, electronics and advanced materials to modernize and optimize the electricity infrastructure for electric power delivery. The Center for Smart Energy estimates the worldwide grid infrastructure market reached $81 billion in 2005, of which $45 billion, or 56%, consisted of Smart Grid products. In North America, the Smart Grid market was approximately $2 billion in 2005, with growth forecasted above the worldwide average of 5% per year. A key component of Smart Grid solutions is demand response in which technology is used to optimize the purchase and delivery of energy by managing demand during peak periods. Recent Department of Energy and Federal Energy Regulatory Commission reports estimate that current demand response levels maintain approximately 2% to 3% of the system peak, or nearly 20,500 megawatts of capacity. The Electric Power Research Institute estimates that utilization of demand response resources could increase to 45,000 megawatts through increased penetration of programs and additional product and service offerings. Based on data from the Electric Power Research Institute, demand response solutions alone represent utility spending of $4.2 billion annually.

Conservation refers to the economic practice of reducing the use of energy. Energy efficiency and electricity conservation are achieved through utilizing programmable thermostats, installing insulation and using more efficient lighting, motors and electrical equipment, all of which reduce consumption and help reduce peak energy demand. According to the Department of Energy and Environmental Protection Agency National Action Plan for Energy Efficiency, this market was estimated to be approximately $1.4 billion in 2003.

The Comverge Solution

Our Smart Grid Solutions Group and Alternative Energy Resources Group enable electric utilities to address many of the challenges facing them today by providing the following benefits:

Reduced Capital Expenditures and Operating Costs for Electric Utilities.    We reduce electric utilities’ capital expenditures and costs for electric transmission and distribution. Our solutions can be directly substituted for new power generation facilities that would otherwise be built for peak periods of electricity demand. Our Smart Grid solutions require significantly less short-term capital expenditures by utilities than a natural gas-fired power plant, and our alternative energy solutions require no capital expenditures on the part of electric utilities. In addition, our solutions avoid long construction periods resulting from siting, permitting and other environmental issues. A typical natural gas-fired power plant will take 30 to 36 months to site, permit and construct, whereas our solution begins to provide a benefit immediately. With respect to transmission and distribution, our Smart Grid systems can be utilized in specific locations to address local transmission and distribution constraints, thereby reducing the need for transmission and distribution infrastructure capital expenditures. Utilities that use our Smart Grid solutions can reduce operating costs, which results in savings that can be passed along to the end customer. For example, the Electric Power Research Institute estimates that by shifting 2.5% of the peak load demand, California utilities could achieve a 24% reduction in the wholesale price of electricity.

Improved System Reliability.    Our clean energy solutions enhance the reliability of the electric grid by providing the ability to reduce power consumption in specific distribution areas during peak energy demand and emergency conditions, thereby relieving strain on aging infrastructure. This results in fewer brownouts, blackouts and local service interruptions. In addition, through our VPC programs, we provide electric utilities with scalable capacity and the ability to target transmission and distribution constrained areas, thereby eliminating or delaying expensive upgrades. With a more reliable system, utilities incur fewer costs to support emergency maintenance and customer care issues.

Cost Savings for Electricity Consumers.    Certain of our solutions enable residential, commercial and industrial consumers to receive time-of-use electricity price signals, thereby allowing them to optimize electricity use with the costs to purchase such electricity. Consumers who deploy our solutions can realize cost savings on their electric bills by using less energy, particularly during peak periods when prices are the highest. The largest such system in North America is the Good Cents Select Program operated by Gulf Power Company, Inc., a Southern Company utility located in Pensacola, Florida. Currently, Gulf Power has approximately 10,000 participants in the Good Cents Select Program representing 2.5% of their customer base. This system is anticipated to provide approximately 100 megawatts of capacity (which is equivalent to providing electricity for 100,000 homes) through customer choice by implementing a price responsive solution. Our Maingate Home product automatically curtails high-energy consumption devices based on pricing signals and customer programming.

Increased Operational Flexibility for Utilities.    Our VPC programs become operational, or ramp up, much more rapidly than natural gas-fired power plants. In contrast to utilizing a peaking plant, which generally requires up to 30 minutes to ramp-up, our clean energy solutions require less than five minutes to reduce and shift the amount of energy consumption when the electricity demand is at a peak. In addition, our technology enables devices to be controlled both individually and in clusters, thereby allowing those devices to be operated at the time and location (i.e., at a substation, circuit or feeder) as specifically required by a utility due to locational constraints and/or emergency conditions.

Conservation and Clean Energy Solutions Create a Positive Environmental Impact.    Certain of our Smart Grid solutions and enrollment in our VPC programs allow consumers to conserve electricity by intelligently controlling overall consumption. Our demand response offerings provide electric utilities with very similar functionality to a natural gas-fired power plant while also providing one of the cleanest alternatives in the clean energy spectrum. By reducing electricity demand during peak times, our VPC programs also have the potential to displace older, inefficient peaking power plants and can reduce the operating time of intermediate plants. By substituting our VPC programs for new natural gas-fired power generation facilities, utilities are able to conserve electricity and reduce various greenhouse gases and pollutants.

Enable Electric Utilities to Meet Regulatory Mandates.    The Energy Policy Act of 2005 established as the official policy of the U.S. the encouragement of states to coordinate, on a regional basis, state energy policies to provide reliable and affordable demand response services to the public. The act mandates the Federal Energy Regulatory Commission and the Department of Energy to provide detailed assessments and recommendations for demand response initiatives by 2007. These federal agencies have in turn required state regulatory agencies to make assessments and evaluate their own demand response policies. We are working closely with state regulators and electric utility providers to formulate and coordinate effective demand response solutions. For example, in 2004 we were awarded two contracts by ISO New England Inc. to own and operate a demand response system in order to help relieve severe transmission and distribution congestion in Southwest Connecticut. Leveraging this success, we are currently working with the Connecticut Department of Public Utility Control and two investor-owned utilities to design and implement demand response programs that will complement the ISO New England Inc. program. In a December 2005 order, the department, specifically naming Comverge, ordered the investor-owned utilities to work with us.

Comverge Competitive Strengths

Compelling Value Proposition to Electric Utilities and Consumers.    For electric utilities, we offer an attractive solution that provides electric capacity that is as much as 40% less expensive to build and operate than a natural gas-fired power plant. Our solution is also as much as 90% less expensive than other forms of alternative energy such as solar, which require governmental subsidies in order to remain competitive. We create additional value for utilities by reducing peak time power spikes and improving grid reliability. Our technology also provides residential, commercial and industrial consumers with the ability to conserve energy and reduce their electricity costs.

A Market Leader in the Clean Energy Sector.    From inception through December 31, 2005, we have delivered residential demand response equipment with an equivalent capacity of approximately 6,000 megawatts, which is enough to provide electricity for six million homes. Based on public requests for proposals awarded and other market data regarding residential demand response systems, we believe that we supplied 60%, or approximately 160 megawatts, of the residential and small commercial demand response equipment shipped in North America in 2005. Furthermore, we believe that we are the only provider of residential VPC programs to electric utilities, with contracted capacity of 220 megawatts.

First-Mover Advantage in VPC Programs.    We are the first company to provide residential VPC programs to electric utilities. We believe that we are the only provider of these outsourced programs across all customer classes, including residential, commercial and industrial. Currently, three electric utility customers participate in four of our VPC programs. We are aware of only one other provider of outsourced programs to large commercial and industrial customers of electric utilities. Our first-mover advantage has been accomplished by leveraging our experience with our broad demand response customer base. We believe that we are the only company that has been successful implementing and simultaneously operating multiple programs nationwide. As a result, we have gained significant operational expertise in program implementation, measurement and verification, and customer service, which has provided us a distinct competitive advantage.

Ability to Address Large and Growing Clean Energy Market Opportunity.    Our products and services are broadly deployed and provide an immediate solution to electric utilities on a cost-effective, non-subsidized, environmentally-friendly basis. We have one of the broadest arrays of solutions, based on state-of-the-art technology, that enable us to address the needs of all three segments of the growing clean energy sector. As a result, we believe that we are well-positioned to capture a significant portion of the large and growing clean energy sector. We believe that our total addressable market in the clean energy sector is $6 billion.

Long-Term Contracts Provide Significant Recurring Revenues.    We have a variety of long-term contracts in both of our operating groups, including contracts for equipment sales, services and VPC programs. These contracts range from three to 20 years and provide us a stable and growing source of recurring revenues. Revenues derived from long-term contracts have become a larger portion of our business, growing from 26% in 2003 to 56% in 2005. These contracts have usual and customary provisions that allow us or our utility customers to terminate them for cause, and some contracts allow our utility customers to terminate them for convenience, however, no customers have terminated their contracts to date.

Large and Established Customer Base.    Since inception, we have developed a customer base of over 500 electric utilities and energy service companies, including Austin Energy, Duke Energy Corporation, Gulf Power Company, Inc., PacifiCorp and San Diego Gas & Electric Company. In 2005, our top ten customers accounted for 80% of our consolidated revenues. Our proven technology and long-standing relationships with our customers allow us to identify customer needs and accordingly, to provide new products and services, which include our four VPC programs. We have been able to maintain and grow this customer base, and, in turn, have generated a reliable source of annual revenues.

Strong Strategic Alliances Create Multiple Channels to the Market.    We have strategic supply agreements and product development and marketing alliances with several industry-leading companies, including Air Products and Chemicals, Inc., Cellnet Technology, Inc., Current Communications Group, LLC, Itron, Inc., Landis+Gyr, Inc. and the White-Rodgers division of Emerson Electric Co. Through these relationships, we combine our products and services with the offerings of these companies. As a result, we are able to increase our sales and expand our distribution channels within the clean energy sector.

Synergies Between our Groups.    We are a vertically integrated clean energy solutions provider. We develop, manufacture and sell our products directly to our electric utilities or, in the alternative, deploy them for the benefit of electric utilities on an outsourced basis through our VPC programs in consideration of payments by utilities to us for available capacity. Our Alternative Energy Resources Group is able to take advantage of the industry experience, technical expertise and customer relationships developed by our Smart Grid Solutions Group since inception. We leverage this experience to provide a more comprehensive, cost-effective and beneficial product to our utility customers. In return, our Alternative Energy Resources Group provides volume sales and real-time product feedback to our Smart Grid Solutions Group, which facilitates product innovation and cost savings.

Experienced Senior Management Team.    Our senior management team has an average of 22 years of relevant experience, representing a broad and complementary set of skills. The team has extensive experience in leading both start-up and mature public companies. In addition, our team has strong working relationships with participants in the energy sector that we leverage for the benefit of our business units.

Comverge Strategy

We intend to continue to grow and expand our position in the clean energy sector by pursuing the following strategic objectives:

Increase Market Penetration.    We intend to further penetrate the clean energy sector by:

•	identifying the needs of, and providing additional products and services to, new and existing customers;

•	securing additional long-term contracts as a growing proportion of our revenues;

•	effectively matching product innovations with the future needs of our customers; and

•	expanding the scope of our offerings to include additional commercial and industrial demand response offerings, conservation, energy efficiency solutions and other clean energy alternatives.

Expand the Market for our Clean Energy Solutions.    We intend to increase awareness, acceptance and utilization of VPC programs in order to secure additional long-term contracts with existing and future customers by:

•	marketing to and educating existing and prospective customers, consumer advocates, consultants and industry experts about the benefits of demand response and VPC programs; and

•	working in cooperation with utilities, state regulators and local, state and federal governmental agencies, such as the Department of Energy, the Environmental Protection Agency and the Federal Energy Regulatory Commission, to obtain rate treatment similar to supply-side resources, such that electric utilities are allowed to gain a rate of return on the capital invested in demand response resources.

Develop New Distribution Channels Through Strategic Alliances.    We are focused on expanding our current strategic alliances and identifying new strategic relationships. We intend to leverage these relationships to achieve greater adoption of our products by, and bring new products to market for, our electric utility customers through bundled offerings.

Continue to be an Innovative Leader in our Markets.    We will continue to invest in research and development efforts in both of our operating groups and capture operational and technical knowledge gained from the deployment of our VPC programs. This will enable us to develop new and innovative solutions to better serve our existing electric utility customer base and to appeal to new customers. We believe that this investment will allow us to realize new revenue opportunities and decrease our operating costs, thereby enabling us to remain competitive and to maintain our leading market position.

Pursue Targeted Strategic Opportunities.    We intend to make selected investments and pursue acquisitions to strengthen our competitive position in the clean energy sector. This sector is comprised of a number of companies with niche offerings or customer relationships, which provide attractive acquisition opportunities. Other opportunities may include acquisitions of alternative energy companies that could benefit from our development expertise in outsourced programs.

Products and Services

Smart Grid Solutions Group

Our Smart Grid Solutions Group offers a broad range of products from basic one-way load control switches to technologically sophisticated smart thermostats and comprehensive two-way data collection and control systems, as illustrated in the chart below. The typical sale by our Smart Grid Solutions Group involves both hardware and software. We provide the hardware that is installed at a utility’s residential or business customer location on high-energy consumption equipment, such as central air conditioning. Our software applications send wireless messages to manage and control our hardware. Upon receiving the messages, our hardware, in turn, reduces the length of time the equipment operates, thereby making electric capacity available to the utility. Our advanced metering products consist of our hardware that is installed at a utility’s residential or business customer’s electric meter. These devices collect information from the meter and transmit it through a software application where it is then stored on servers. This information is used by the utility to manage electricity consumption, analyze usage trends and generate billing information.

The sales arrangement is usually either an upfront or multi-year sale of hardware and the grant of a software license, coupled with a software maintenance and support agreement. The maintenance and support agreement typically provides annual recurring maintenance and support fees of 20% of the software price. We have entered into various contracts with Smart Grid customers, and we expect payments from these contracts of approximately $43.7 million through 2015.

The products offered by our Smart Grid Solutions Group address the entire range of the Smart Grid market because our products include one- and two-way devices and virtually every communications mode, including wireless internet, VHF paging, telephone, broadband cable and cellular. We believe that we have provided approximately 50% of the current operational base of residential demand response equipment in the U.S. We hold over 15 patents for our technologies, including high-speed two-way data communications, data compression techniques for cellular digital communications, outage detection and load management technology, among others. The following summarizes the products offered by our Smart Grid Solutions Group:

•	Load Management Solutions: offered to residential customers who are typically on a fixed rate from the utility.

➢	Digital Control Unit: intelligent, microprocessor-driven solution for load management control; installed on large energy-consuming devices (such as central air conditioners and hot water heaters) and controls the cycling and operation of the device according to the needs of the electric utility.

➢	SuperStat: advanced, programmable thermostat solution with embedded communications to control the air conditioning and heating load; provides advanced features for price response, customer interface and information display, advanced programming and communications with additional appliances. The SuperStat product may also be used in conjunction with the Maingate Home system (listed below).

➢	PowerCAMP Load Management Software: software application used to manage, operate and maintain the load management devices; supports the digital control unit, SuperStat, Digital Capacitor Control and Service Reconnect/Disconnect product lines.

•	Advanced Meter Reading Systems: offered to residential and small commercial customers that are on a time-of-use rate system and also used for frequent meter reading by large commercial and industrial customers.

➢	Maingate Home: integrated advanced meter reading and load management solution developed for the growing need of advanced metering initiative; integrates all advanced meter reading functions, load management functions and control of additional appliances into a single gateway located at the home. The SuperStat product described above may also be used in conjunction with the Maingate Home system.

➢	Maingate Commercial and Industrial: embedded and retrofit advanced meter reading solution using digital cellular communications installed on high-revenue accounts (commercial & industrial) for electric utility billing and load analysis; designed as a maintenance-free solution providing remote diagnostics and maintenance of the gateway without site visits while providing a communications solution for every major metering software platform available in the marketplace and interfaces with every major cellular provider in North America.

➢	PowerCAMP Metering Software: Comverge-developed metering and analysis software package used to collect, manage and analyze the use of energy; interfaces with billing and other backoffice applications as needed by the electric utility; supports the Maingate Home, Maingate Multi and Maingate commercial and industrial product lines.

•	Virtual SCADA Systems: offered to electric utilities to monitor and control distribution equipment and systems such as substations, grid equipment and remote generators.

➢	Digital Capacitor Control: designed to remotely operate capacitors located on an electric utility’s distribution grid as and when the electric utility needs them operated for power factor correction and voltage stabilization, thereby increasing the efficiency of energy delivery to the end consumers.

➢	Service Reconnect/Disconnect: removes electric power from a customer when required by the electric utility due to slow/no-pay customers or move-in/out customers.

➢	6DiNET eSS: provides an intelligent gateway for integration with large commercial and industrial energy management systems, generation control systems and various other field networks.

➢	PowerCAMP Real-Time Software: integrated software application designed to display, manage and control remote assets configured with the 6DiNET eSS; real-time data flow can be achieved from thousands of field devices without degrading the performance of the utility SCADA system that was not originally designed for these networks.

Alternative Energy Resources Group

Our Alternative Energy Resources Group primarily offers VPC programs to electric utilities pursuant to which we provide capacity, on a pay-for-performance basis, through long-term contracts. Pay-for-performance means that we enter into long-term contracts with utilities and are paid under each contact based on the amount of verifiable kilowatt hours of capacity that we provide. In addition, our Alternative Energy Resources Group provides the same products and services offered pursuant to our VPC program, except on some occasions, we do not own the capacity and deliver it on a pay-for-performance basis. Under our VPC programs, we own and operate the entire load management system. The Alternative Energy Resources Group mainly provides complete multi-year energy outsourced solutions, which generate recurring revenues. This is accomplished by bundling several products and services to provide utilities with a single solution offering.

Traditionally, utilities developed and built their own load management systems by separately managing all of the inherent component products and services. Our VPC programs provide our utility customers with the ability to outsource their load management needs on a pay-for-performance basis. To provide the required peak load reduction, we work with our utility customers to recruit, compensate, retain and service residential, small and large commercial, and industrial electricity consumers. We incur all costs associated with recruiting participants in our VPC programs, and we recognize such costs when incurred as a selling expense. We use a multi-channel approach to recruiting that includes direct mail and web enrollments, bill and free-standing inserts, newspaper, radio and billboard advertising and face-to-face marketing to commercial and industrial participants. Participants are compensated to enroll in a VPC program and are retained through various monetary and environmental incentives. These incentives include minimal cash payments for participation in the program or the issuance of tradable “green” certificates, both of which acknowledge the role the participant is playing in the environment and energy conservation. These incentives can be paid either by us or our utility customers. If we pay the incentives, the costs are included in our cost of sales. We service our participants via our call center or via a third-party call center. Our call center is scalable and can ramp up or down based on seasonal needs or the launch of a new program. Our call center has trained representatives who handle questions from prospective and existing participants about all aspects of the load control program, including enrollment questions, program details, installation scheduling and post-installation servicing.

The participants who elect to participate in our VPC programs agree to allow us to install our products in their homes in order to decrease energy usage of certain appliances, such as their central air conditioner, electric water heater, irrigation pump or pool pump, during short periods of peak energy demand. These devices are controlled remotely by using our digital control units or SuperStats, coupled with a communication system and our load management system software. We, in return, receive payment for this capacity from the utility under our existing contract with the utility.

Ultimately, the utility is provided with the ability to directly implement, through a website for example, its desired demand reduction at times of its choosing, within the overall contractual constraints (typically, a maximum of 100 hours per year and no more than four hours per day, excluding weekends and holidays), and we provide all of the back-office support for installation, operation and maintenance of our VPC programs for reliability.

Our VPC programs are illustrated in the schematic on the next page. The schematic depicts the deployment of a VPC program. As illustrated, traditional generation sources (1) provide electricity to commercial and industrial (2) and residential (3) energy consumers. Through the VPC program, equipment (developed and supplied by the Smart Grid Solutions Group) is deployed on the large energy consuming devices such as air compressors, large process pumps and industrial processes. Control of the equipment is accomplished by sending signals to the control equipment using cellular (4) and paging (5) networks. In some cases, the cellular network is utilized for data collection and measurement and verification. The communication networks are operated from software systems (located at (6)) and redundant data center facilities (6). Using the internet and the applications operating at the data centers, our internal staff and strategic vendors conduct many professional services (7) to fulfill contractual requirements, ensure reliability and meet the operational requirements required of our customers.

Marketing & Enrollment
Workflow Management
Measurement & Verification
Project Management
7 Virtual Peaking Capacity Professional Services
Network Operations
Call Center & Support
Installation & Maintenance
Dispatch Software
Large Process Loads & Metering
Communicating Smart Thermostats
Measurement & Verification Systems
Internet
1 Traditional Generation
3 Residential Energy Consumers
2 Commercial & Industrial Consumers
Residential Energy Loads
5 Paging Network
4 Cellular Network
Atlanta Datacenter
Santa Clara Datacenter
6
2-Way Cellular
1-Way Paging
Generation, Large Process Loads & Metering

As a representative example of the operation of a VPC program, please refer to the graphic below. This graphic illustrates the effect of the VPC program on reducing and shifting the overall load in Southwestern Connecticut compared to the estimated load as forecasted by the Southwestern Connecticut Power Pool. The estimates are derived from temperature, humidity and other weather models, customer usage on previous days and other historical data used for the purposes of forecasting the energy demand and planning the delivery of energy. In addition, this graphic illustrates the locational marginal price for energy during the day. The locational marginal price is an accurate valuation of the price of energy at the location on the grid from which it is being consumed. The locational marginal price is calculated based on the cost to produce and deliver energy to that point on the grid and accounts for fuel and congestion costs. The effect that is illustrated below is a distinct reduction of the electricity demand from forecast during a period where the locational marginal price was over $1,000 per megawatt hour. The Comverge VPC was operated at its full capacity of 60 megawatts for over three hours.

We operate our VPC programs through long-term, fixed price contracts with our utility customers, which make periodic payments to us based on estimates of the amount of electric capacity that we expect to make available to them during the contract year. We refer to these payments as proxy payments and electric capacity on which proxy payments are made as estimated capacity. The estimated load reduction is mutually negotiated with the utility and is based on our past experience in differing geographical locations utilizing various cycling strategies. During contract negotiations or in the first contract year of a VPC program, estimated capacity is negotiated and established by the contract. During each succeeding contract year, estimated capacity is the available capacity from the previous year. A contract year generally begins at the end of a utility’s seasonal peak energy demand for electricity. We refer to this seasonal peak energy demand as the cooling season. For example, the cooling season for one of our VPC contracts generally runs from June 1 to August 31, and the contract year for this agreement begins on September 1 and ends on August 31. During our fourth calendar quarter, we and our utility customers analyze results of measurement and verification tests that are performed during the cooling season of each contract year to statistically determine the capacity that was available to the utility during the cooling season. Measurement and verification tests are necessary because our hardware installed at participant locations to control energy usage of selected appliances are one-way devices that are programmed to receive and respond to a wireless signal initiated by our software and transmitted over a public or private network but does not send a confirmation. Therefore, there is no verification that any certain device received a signal or properly executed its command. Because thousands of devices are subject to control in typical VPC programs, it is not economical to verify that each device is functioning properly. For this reason, a methodology has been developed that verifies the reduction of energy usage, measured in kilowatts, for a statistical sample of devices with an accepted utility confidence level generally of 90% or greater. This methodology is widely accepted in the industry. We refer to this process that measures and verifies capacity as our available capacity.

Available capacity varies with the electricity demand of high-use energy equipment, such as central air conditioning compressors, at the time the measurement and verification tests are conducted, which, in turn, depends on factors beyond our control, such as temperature and humidity and the time of day and the day of the week the measurement and verification tests are performed. The correct operation of, and timely communication with, devices used to control equipment are also important factors that affect available capacity. Any difference between our available capacity and the estimated capacity on which proxy payments were previously made will result in either a refund payment from us to our utility customer or an additional payment to us by our customer. We refer to this process that results in a final settlement as a true-up.

For example, if, for any contract year, the contract capacity price is $80 per kilowatt year and the estimated capacity is 100,000 kilowatts, the electric utility customer would make periodic proxy payments to us of $8 million in the aggregate. If following the measurement and verification test, the available capacity was determined to be 105,000 kilowatts, or 5,000 kilowatts greater than the estimated capacity, an additional true-up payment of $400,000 would be owed to us by the utility. On the other hand, if the available capacity was determined to be 95,000 kilowatts, we would owe the utility a true-up refund of $400,000. In addition, the estimated capacity for the next contract year would be set at a factor of either 1.05 or 0.95, as the case may be. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition for the Alternative Energy Resources Group” for a discussion of our revenue recognition policies relating to our VPC contracts.

Our VPC programs can be offered to utilities, either through the development of a new system (known as a greenfield), the acquisition and enhancement of an existing demand response system previously operated by the utility (a brownfield), or a combination of both. In addition to the 220 megawatts of potential capacity under our greenfield systems with PacifiCorp, San Diego Gas & Electric Company and ISO New England Inc., our Alternative Energy Resources Group also owns a 60 megawatt brownfield VPC system in Houston, Texas, for a total capacity of 280 megawatts. We acquired the VPC system in Houston from Reliant Energy in 2002 and operated it until 2004 by marketing it to private energy marketers trying to penetrate the Texas retail electricity market. After deregulation, it was expected that 40% of electricity consumers would switch from investor-owned utilities to private energy providers, but by 2004, only about 5% had switched. As a result, we were not able to sign up enough participants to operate the program profitably and thus, suspended the program in 2004. The infrastructure, capable of delivering about 60 megawatts of capacity, remains in place, and we are waiting for development of a market structure that would justify restarting the program.

Separate from our VPC program, utilities can outsource load control program design, build-out and operation services to us, while retaining ownership of the underlying assets. Our load control programs are targeted for utilities not only needing to purchase capacity but also wanting to own the underlying load management system.

See our Notes to Consolidated Financial Statements included in this prospectus for a description of revenues, net loss and total assets by segment for each of the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006.

Marketing and Sales

Our North American sales and development team consists of a Senior Vice President of Sales, four regional sales directors, a Vice President of Business Development and three regional developers. Each of the sales directors is responsible for both major accounts and geographically located manufacturer representatives who sell our products on a commission basis. Each regional director is responsible for the development, analysis and strategic value optimization of our VPC programs to electric utilities, including working with state regulators, consumer advocacy groups and electric utilities.

The strategic alliance and marketing role includes competitive analysis, promotion, placement, pricing and product requirements. The marketing function is a bridge between sales and engineering and is the primary representative on product development teams. The marketing function also establishes a common message for the direct sales force and manufacturer representatives. This team consists of four individuals and provides pre-sales support, manages sales programs requiring ongoing technical expertise, and is responsible for all proposal activity.

Customers

We have an established customer base of over 500 utility and other energy service providers located across North America in both regulated and deregulated jurisdictions. Our customers represent municipal and cooperative electric utilities, with 65% of the largest utility companies in North America, which each have over 100,000 consumers, constituting our customers. These largest electricity providers deliver electricity to 80% of the consumers in North America. For example, our customers include large investor-owned utilities, independent system operators (which are regional entities that monitor and control a regional electric grid), electric cooperatives, municipalities, energy service companies and military bases, including energy providers such as Austin Energy, Duke Energy Corporation, FirstEnergy Corp., Georgia Power, Gulf Power Company, Inc., ISO New England Inc., Louisville Gas and Electric Company, PacifiCorp, PPL Corporation, Progress Energy, Inc., Public Service Electric and Gas Company, San Diego Gas & Electric Company and Southern California Edison. In 2005, our top ten customers accounted for 80% of our consolidated revenues.

Between January 1, 2005 and September 30, 2006, approximately 230 companies purchased products or services from us, with 83% being repeat customers. Our Alternative Energy Resources Group currently has four VPC contracts, one each with PacifiCorp and San Diego Gas & Electric Company and two with ISO New England Inc. In addition, our Smart Grid Solutions Group has several long-term product and service contracts with utilities, including Austin Energy, Great River Energy and Gulf Power Company, Inc. For the fiscal year ended December 31, 2005, three of these customers accounted for more than 10% of our total consolidated sales: ISO New England Inc. (20%), PacifiCorp (16%) and Gulf Power Company, Inc. (13%).

Strategic Alliances

We have developed strong alliances with the following entities, and are on active development paths to complete integrated products and services with each alliance for delivery to the market:

•	Air Products and Chemicals, Inc. (one of our stockholders): developing business models to jointly recruit large commercial and industrial customers of Air Products as participants in VPC programs;

•	Cellnet Technology, Inc.: delivering demand response technology on an advanced metering initiative network;

•	Current Communications Group, LLC: delivering demand response technology on broadband over power line network;

•	Itron, Inc.: delivering demand response technology on an advanced metering initiative network;

•	Landis+Gyr, Inc.: developing and supplying integrated communications modules for commercial and industrial meters; and

•	The White-Rodgers division of Emerson Electric Co. (one of our stockholders): delivering thermostat technology and supply chain logistics.

Manufacturing

We outsource all of our product manufacturing operations, as managed through our Atlanta office. A domestic contract manufacturer is responsible for a majority of our current production requirements. As a result of our growth, we have selected an additional contract manufacturer that has facilities offshore. This new contract manufacturer will complement our existing supply chain effort and will help support our plans for continual cost reductions, quality improvement and diversification of supply risk.

Standard surface mount technologies are designed by our engineers and can be produced on a wide variety of manufacturing equipment, thereby allowing competitive bidding from contract manufacturers. We manage all bills of materials and approved vendor lists and provide the contract manufacturers with design change notices. We have dedicated test engineers who design all product test systems, write custom software for product tests and monitor product quality and yields. Quality data is collected electronically and utilized by our design engineers for continuous product improvement and by the contract manufacturer for improvement of key manufacturing processes. Quality control tests are performed on a statistically significant portion of all outgoing orders to ensure compliance to specifications and corrective action techniques are employed to permanently resolve issues.

Our supply chain managers in Atlanta have over 50 years of combined experience in manufacturing and quality processes, with training from industry leaders such as Scientific Atlanta, Inc. and Motorola, Inc. This experience has allowed us to manufacture products of very high quality levels and meet or exceed customer delivery expectations.

Competition

The clean energy sector is highly competitive. We face competition from traditional clean energy providers, advanced metering initiative equipment and service providers, and supply-side independent power producers. Our principal competitors and the areas in which they compete with us are:

•	Cooper Power Systems, Inc. (through its Cannon Technologies, Inc. subsidiary)—provides load management, automatic metering and SCADA products to the utility customer base;

•	Corporate Systems Engineering—provides load management products to the utility customer base;

•	EnerNOC, Inc.—provides load management services to commercial and industrial customers for the purposes of participating in independent system operator demand response and related programs;

•	ESCO Technologies, Inc. (through its DCSI Division)—provides load management, automatic metering and SCADA products to the utility customer base;

•	GoodCents Solutions, Inc.—provides customer enrollment, marketing and installation services to the utility customer base;

•	Honeywell International, Inc. (and its subsidiary, Honeywell Utilities Solutions)—provides customer enrollment, marketing and installation servers to the utility customer base;

•	Hunt Technologies, Inc.—provides load management and automatic metering to the utility customer base;

•	Regency Technologies, Inc.—provides load management products to the utility customer base;

•	SmartSynch Inc.—provides automatic metering systems to the utility customer base; and

•	Trilliant Group, Inc.—provides load management and automatic metering to the utility customer base.

In addition, some traditional providers of advanced meter reading products, such as Itron, Inc. and ESCO Technologies, Inc. (through its DCSI Division), have added, or have announced their intention to add, or may add, demand response products and services to their existing business. We also compete against traditional supply-side resources such as natural gas-fired peaking plants as well as independent power producers. Electric utilities could also offer their own demand response solutions, which would decrease our base of potential customers and could decrease our revenues and profitability.

Our Smart Grid Solutions Group has a competitive advantage by being able to offer a full range of products in the Smart Grid market because they include one- and two-way devices and virtually every communications mode. In addition, we are the first and only company to provide residential VPC programs to electric utilities and across all customer classes, including residential, commercial and industrial. This has been accomplished by leveraging our experience with our broad demand response customer base. As a result, we have gained significant operational expertise in technology program implementation, measurement and verification, and customer service, which has provided us a distinct competitive advantage.

However, some advanced metering initiative service providers are substantially larger and better capitalized than us and have the ability to combine advanced meter reading and demand response products into an integrated offering to a large existing customer base. In addition, the target market for our VPC programs has been composed largely of “early adopters,” or customers who have sought out new technologies and services. Larger competitors could focus their substantial financial resources to develop a competing business model that may be more attractive to potential customers than what we offer. In addition, because of the other services that our competitors provide, they may choose to offer clean energy services as part of a bundle that includes other products, such as residential advanced meter reading and automated invoicing, which we do not offer.

History and Development of the Business

The origin of our business began at divisions of Scientific Atlanta, Inc. and Lucent Technologies Inc. in 1974 and 1991, respectively. In 1992, Acorn Factor created its Powercom Division to develop advanced meter reading, electric utility data management and analysis and load management solutions. Comverge, Inc. was organized in 1997 as a Delaware corporation by Acorn Factor, and we evolved to our present state of operations through the acquisitions of the Utility Solutions Division of Lucent Technologies Inc. in 1997 and Powercom in 1998, followed by the acquisition of the Controls System Division of Scientific Atlanta, Inc. in 1999. In 2002, we made the strategic decision to develop, own and operate load management systems on an outsourced basis for the benefit of our utility customers. We named this offering Virtual Peaking Capacity and created our Alternative Energy Resources Group in 2005 to expand our VPC programs throughout North America. In 2003, we acquired the intellectual property, operating assets and customers of Sixth Dimension, Inc.

Payments from Long-Term Contracts

Payments from long-term contracts represent our estimate of total payments that we expect to receive under long-term agreements with five of our utility customers in our Smart Grid Solutions Group and our Alternative Energy Resources Group. As of September 30, 2006, we estimated that our total payments to be received through 2015 were approximately $122.3 million. Of this amount, we expect payments of $78.6 million from our VPC contracts and $43.7 million from our Smart Grid Solutions Group’s contracts.

These estimates of payments from long-term contracts are forward-looking statements based on the contractual terms and conditions. In management’s view, such information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and to the best of management’s knowledge and belief, presents the assumptions and considerations on which we base our belief that we can receive such payments. However, this information should not be relied upon as being necessarily indicative of actual future results, and readers of this prospectus should not place undue reliance on this information. Any differences among these assumptions, other factors and our actual experiences may result in actual payments in future periods significantly differing from management’s current estimates of payments allowed under the long-term contracts and our actual experiences may result in actual payments collected being significantly lower than current estimates. See “Risk Factors—Risks Related to Our Business—We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual revenues and should not be relied upon.” The information in this section is designed to summarize the financial terms of our long-term contracts and is not intended to provide guidance on our future operating results, including revenues or profitability.

Our estimated payments from long-term contracts have been prepared by management based on the following assumptions:

VPC Contracts:

•	Our existing VPC contracts represented potential capacity of 220 megawatts. As of September 30, 2006, we had built out 158 megawatts of this capacity. In calculating the estimated $78.6 million of payments from our VPC contracts, we have assumed that we will complete the build out of our remaining 62 megawatts by 2008, reaching the full 220 megawatts of available capacity under our load management systems. Our expectations regarding the build-out under our VPC contracts are based on our experience to date in building out the load management systems.

•	We have assumed that once our build-out phase is complete we will operate our VPC contracts at their maximum contractual capacity for the remainder of the term. For example, if one of our VPC contracts provides for 90 megawatts of available capacity, we have assumed that upon full build-out we will provide our utility customer with 90 megawatts of capacity for the remainder of the contract term.

•	The amount our utility customers pay to us at the end of each contract year may vary based upon the results of measurement and verification tests performed each contract year based on the electric capacity that we made available to the utility during the contract year. See “—Revenue Recognition for the Alternative Energy Resources Group.” For purposes of calculating our payments from long-term contracts, we have assumed that the capacity we will provide our utility customer is the maximum contractual capacity under the applicable contract and that payments resulting from the measurement and verification tests will remain constant based on our current measurement and verification performance. We have and will continue to utilize our experience through measurement and verification testing and our VPC programs to more accurately derive our estimated capacity, which in turn will allow for more detailed marketing and more competitive pricing for our VPC pay-for-performance programs.

•	The amount of available capacity we are able to provide, and therefore the amount of payments we receive, is dependent upon the number of participants in our VPC programs. For purposes of estimating our payments under long-term contracts, we have assumed that the rate of replacement of participant terminations under our VPC contracts will remain consistent with our historical average.

•	Payments from long-term contracts do not include $7.9 million that we expect to recognize as revenues over the course of the next 12 months, which are included in backlog.

Smart Grid Solutions Group Contracts:

•	$40.5 million in payments expected to be received over the next eight years under a contract with Gulf Power Company to provide products and services. This is based on estimated contractual minimum order volumes and current payments attributable to installation and other services applied over the term of the contract.

•	An estimated $3.2 million in purchase orders pursuant to a multi-year contract that we expect will be renewed through 2008 based on amounts and timing of historical purchases.

In addition to the foregoing assumptions, our estimated payments from long-term contracts assume that we will be able to meet on a timely basis all of our obligations under these contracts and that our customers will not terminate the contracts for convenience or other reasons. Our annual net loss in 2004 and 2005 was $9.3 million and $8.0 million, respectively. We may continue to generate annual net losses in the future, including through the term of our long-term contracts. See “Risk Factors—Risks Related to Our Business—We have incurred annual net losses since our inception, and we may continue to incur annual net losses in the future.”

Although we currently intend to release quarterly updates of future revisions that we may make to our estimated payments from long-term contracts, we do not undertake any obligation to release the results of any future revisions that we may make to these estimated payments from long-term contracts to reflect events or circumstances occurring after the date of this prospectus.

Backlog

Our backlog represents our estimate of revenues from firm commitments, including purchase orders and long-term contracts, that we expect to recognize over the course of the next 12 months. A comparison of backlog from period to period is not necessarily meaningful and may not be indicative of actual revenues. As of September 30, 2006, we had contractual backlog of $29.0 million through September 30, 2007, with approximately 83% estimated to be fulfilled by December 31, 2006. As of September 30, 2005, we had a 12-month backlog of $22.0 million.

Employees

As of September 30, 2006, we had approximately 119 employees. Our employees include approximately 28 technical staff who conduct research and development. Our employees are not represented by any labor unions, and we have not experienced any work stoppages. We consider our relations with our employees to be good.

In order to provide benefits to our employees in a cost-effective manner, we have entered into a client services agreement with Administaff Companies, II, L.P., pursuant to which Administaff provides us with certain personnel management services, such as payroll, medical and dental insurance and the administration and access to a 401(k) plan. Under the agreement, we and Administaff are intended to be co-employers of all of our employees. Co-employment is necessary for Administaff to administer payroll and to sponsor and maintain benefit plans.

Properties

In Atlanta, Georgia, we lease approximately 15,600 square feet of leased space for our co-headquarters and various product development and service operations. In East Hanover, New Jersey, we lease approximately 7,500 square feet of leased space for our co-headquarters. In Newark, California, we lease approximately 2,400 square feet of leased space for software development and southwest U.S. operations. In Pensacola, Florida, we occupy space provided by Gulf Power Company, Inc. for supporting our installation services and our VPC contract with Gulf Power. In Tel Aviv, Israel, we lease space provided by a subsidiary of our former parent, Acorn Factor, for our Israeli software and systems design center, for which we are allocated costs. The above facilities are in good condition, and we believe that our properties will be sufficient to support our operations for the foreseeable future. We do not own any properties.

Legal Proceedings

In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party or of which any of our property is subject will have a material adverse effect on our business, results of operations, cash flows or financial condition.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of each of our current directors and executive officers and the positions they held, as of November 1, 2006:

Name	Age	Position
Robert M. Chiste	59	Chairman of the Board, Chief Executive Officer, President and Director

Frank A. Magnotti	45	President and Chief Operating Officer, Alternative Energy Resources Group

Edward J. Myszka	44	President and Chief Operating Officer, Smart Grid Solutions Group

Michael D. Picchi	39	Executive Vice President and Chief Financial Officer

Thomas W. Wren, Jr.	58	Executive Vice President and General Counsel

Arthur Vos IV	32	Vice President of Marketing, Products and Strategy

Alexander Ellis, III	57	Director

William J. Grealis	61	Director

Robert F. McCullough	64	Director

John A. Moore	41	Director

Scott B. Ungerer	48	Director

Timothy A. Woodward	46	Director

R. Blake Young	47	Director

Executive Officers

Robert M. Chiste has served as our Chairman of the Board, President and Chief Executive Officer since September 2001. From 1998 to September 2001, Mr. Chiste was a private investor and co-founded three technology start-ups: TriActive, Inc., a provider of hosted systems management solutions, FuelQuest, Inc., an on-demand software provider for the fuel industry, and iMark, Inc., an internet industrial products auction company. From 1994 to 1997, Mr. Chiste served as Vice Chairman, President and Chief Executive Officer of Allwaste, Inc., a publicly-traded provider of industrial, energy and environmental services, until its acquisition by Philip Services Corp., where he served as President of the Industrial Services Group from 1997 to 1998. From 1986 to 1994, he served as President and Chief Executive Officer of American National Power, Inc., a successor to Transco Energy Ventures Company, an independent power company and a subsidiary of publicly-traded Transco Energy Company. At Transco Energy, he also served as Senior Vice President of Strategic Planning from 1986 to 1988 and headed its corporate venture capital activities from 1986 to 1994. From 1980 to 1986, Mr. Chiste held several executive officer positions with Belco Petroleum and its successor, Enron Oil and Gas Corporation. Mr. Chiste currently serves on the board of directors of publicly-traded Franklin Credit Management Corporation, a specialty lender, as well as private companies AisRe, FuelQuest, Inc. and TriActive, Inc., and he is a former board member of publicly traded Innovative Valve Technologies, Inc., a service provider for industrial valves, and Pentacon, Inc., a distributor of military/aerospace fasteners and component hardware. He received a B.A. in mathematics from the College of New Jersey and J.D. and M.B.A. degrees from Rutgers University.

Frank A. Magnotti has served as President and Chief Operating Officer of our Alternative Energy Resources Group since February 2005. He served as our President of Global Sales and Marketing from 2001 until 2005. He joined Acorn Factor in 1997 and also co-founded Comverge as an Acorn Factor subsidiary and served as President and General Manager from 1997 to 2001. In 1992, Mr. Magnotti founded AT&T Bell Labs’ Utility Solutions Division where he was the general manager. From 1995 to 1997, he was general manager of Lucent Technology, Inc.’s Utility Solutions Division and served as general manager where he was responsible for worldwide marketing, sales, business development, project management and profit and loss efforts. Prior to this appointment, he held research, program management, strategic planning and general management positions in his 14-year term at Bell Labs. Mr. Magnotti holds B.E. and M.E. degrees in Mechanical Engineering from the Cooper Union School of Engineering.

Edward J. Myszka has served as President and Chief Operating Officer of our Smart Grid Solutions Group since April 2005. Prior to joining us, he spent 17 years at Motorola, Inc., a global communications company, where he held numerous positions of increasing responsibility in business management, strategic planning and technology development. Since 2000, he was head of the OEM Energy Systems Division where he had profit and loss responsibility with operations in Asia, Europe and the U.S. From 1984 to 1988, Mr. Myszka led engineering and manufacturing efforts for Lytel, Inc., an early-stage company pioneering optoelectronic and semiconductor laser solutions for the telecommunications industry. Mr. Myszka obtained a B.S. degree from Polytechnic Institute of New York and a M.S. in Metallurgical and Material Engineering and an M.B.A. from the Illinois Institute of Technology.

Michael D. Picchi joined us in February 2006 as Senior Vice President, Chief Accounting Officer responsible for all accounting functions and was named Executive Vice President, Chief Financial Officer in June 2006. From July 2004 to February 2006, Mr. Picchi was Senior Vice President – Finance and Controller for publicly-traded PRG-Schultz International, Inc., an audit recovery services firm. From February 2003 to July 2004, Mr. Picchi served as Chief Accounting Officer – Corporate Controller for Randstad North America, the U.S. operations of temporary staffing labor firm Randstad Holding, B.V. From February 2002 to January 2003, Mr. Picchi served as Vice President – Finance for publicly-traded AirGate PCS, Inc., a Sprint PCS wireless affiliate. Mr. Picchi began his career at Coopers & Lybrand LLP and is a certified public accountant and chartered financial analyst. He obtained a B.S. in Accounting and an M.B.A. in Finance from Indiana University.

Thomas W. Wren, Jr. joined us in November 2001 and served as our Executive Vice President and Chief Financial Officer from 2001 to 2006 when he became our Executive Vice President and General Counsel. From 1997 to 1999, Mr. Wren was a co-founder and director of Innovative Valve Technologies, Inc., a publicly-traded distribution services business. From 1995 to 1998, Mr. Wren was a director of Strategic Materials, Inc., the largest glass recycler in the U.S. From 1991 to 1997, he was a Senior Vice President and Chief Financial Officer for Allwaste, Inc., a publicly-traded industrial, environmental and energy services company. From 1984 to 1990, Mr. Wren was a Senior Vice President and the Chief Financial Officer of Prairie Producing Company, a publicly-traded independent exploration and production company. Mr. Wren graduated from Texas Tech University in 1973 with a B.B.A. in Economics and in 1977 with a J.D.

Arthur Vos IV joined us in April 2003 as our Vice President of Development for our 6DiNET Group after the acquisition of Sixth Dimension, Inc. Mr. Vos was named Vice President, Marketing, Products and Strategy in 2004. As co-founder and Vice President of Sixth Dimension from 1997 to April 2003, Mr. Vos has been extensively involved in the electric utility industry for over 12 years, including the development of demand response offerings based on real-time monitoring and control technology, strategic sales to electric utilities, alliances and joint product and development offerings with partner companies. Mr. Vos obtained B.S. and M.S. degrees from Colorado State University with an emphasis in artificial intelligence, distributed control systems, manufacturing systems and embedded system design.

Directors

Robert M. Chiste – see above under “—Executive Officers.”

Alexander Ellis, III became a member of our board of directors in October 2004 and serves on our Audit Committee. Over the past five years, Mr. Ellis has been a general partner of Rockport Capital Partners, L.P., a venture capital firm focused on energy technologies, advanced materials and process innovation. Prior to the formation of Rockport Capital Partners, he was a partner in RockPort Partners, LLC, a merchant banking firm focused on energy-related infrastructure projects. Prior to that, he was a partner in several electric power-related companies, including Casco Bay Energy Co., LLC, and Acadia Bay Energy Co., LLC. From 1991 to 1995, Mr. Ellis was a member of the management team at Kenetech Corporation, where he was responsible for expanding the portfolio of wind generation opportunities. He currently serves on the boards of directors of Catalytic Solutions, Inc., Powerspan Corporation, Southwest Windpower, ISE Corporation, PPT Research, Inc., William Gallagher & Associates and Pilgrim Insurance Company. He is also a member of the Finance and Administration Committee of the Massachusetts Audubon Society, for which he also serves as a council member.

William J. Grealis became a member of our board of directors in March 2006 and served as Acting Chairman of our Audit Committee from June 2006 through August 2006. He serves as Chairman of our Nominating and Corporate Governance Committee and serves on our Audit Committee. Mr. Grealis is currently retired. From April 2000 to May 2005, Mr. Grealis was Executive Vice President of Cinergy Corp., a gas and electricity service provider. Over Mr. Grealis’ ten years at Cinergy, he held numerous offices with profit and loss responsibility for Cinergy’s largest divisions. Mr. Grealis began his career as the legal advisor to the Vice-Chairman of the Federal Energy Regulatory Commission and later became a partner at the law firm of Akin Gump Strauss Hauer Feld LLP from 1979 to 1994. Mr. Grealis has served as chairman and member of the board of directors for numerous entities, including The Ohio Electric Utility Institute.

Robert F. McCullough became a member of our board of directors in August 2006 and serves as Chairman of our Audit Committee and also serves on our Nominating and Corporate Governance Committee. Mr. McCullough has served as a senior partner of AMVESCAP PLC, an independent global investment manager, since May 2004 and served as the Chief Financial Officer and member of the board of directors of AMVESCAP from 1996 until May 2004. From 1987 to 1996, he was the managing partner for the Atlanta office of Arthur Andersen LLP. From 1972 to 1987, he was a partner for the New York office of Arthur Andersen. He is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants. Mr. McCullough currently serves on the board of directors and audit committees of publicly-traded Acuity Brands, Inc., a provider of lighting fixtures and specialty chemicals, and publicly-traded Schweitzer-Mauduit International, Inc., a diversified producer of specialty papers.

John A. Moore became a member of our board of directors in March 2006. Mr. Moore has been a director and President and Chief Executive Officer of Acorn Factor since March 2006. Mr. Moore is the President and founder of Edson Moore Healthcare Ventures, which he founded to acquire $150 million of drug delivery assets from Elan Pharmaceuticals in 2002. Mr. Moore was Chairman and Executive Vice President of ImaRx Therapeutics, a drug and medical therapy development company, from February 2004 to February 2006 and Chairman of Elite Pharmaceuticals from February 2003 to October 2004. He is currently Chairman of Optimer, Inc., a research-based polymer development company, and a member of the board of directors of Medi-Hut Co., Inc., a distributor of over-the-counter medical devices and supplies.

Scott B. Ungerer became a member of our board of directors in October 2003 and serves on our Compensation Committee. He is the managing partner and founder of EnerTech Capital Partners, a leading energy and communications venture capital firm, and has been an energy technology investor since 1996. Mr. Ungerer’s investing activities focus primarily on opportunities in software, advanced materials, Smart Grid and engineered solutions. His specific areas of interest and responsibility include opportunities in power generation, transmission and distribution, power line carrier, combustion engine technologies and nanomaterials. Prior to EnerTech, Mr. Ungerer spent 16 years as a power industry executive with Atlantic Energy. During his tenure at Atlantic, he rose from the ranks of the engineering staff to become President and Chief Operating Officer of the company’s non-regulated competitive energy businesses and a senior officer of the parent corporation. Mr. Ungerer currently sits on the boards of Catalytic Solutions, Inc., a developer and manufacturer of advanced catalytic coating solutions, Clean Air Power Ltd., a publicly-traded provider of natural gas energy solutions, Current Communications Group, a provider of broadband over power line solutions, Franklin Fuel Cells, Inc., a developer of solid oxide fuel technology, Intellon Corporation, a provider of home networking products using power lines, and The NanoSteel Company, a developer of nanostructural materials. Mr. Ungerer received a B.S. in mechanical engineering from Princeton University.

Timothy A. Woodward became a member of our board of directors in April 2003 and serves on our Compensation Committee. Mr. Woodward is a Managing Director at Nth Power Technologies, a venture capital firm focused on early stage investments in advanced energy technologies and solutions. Mr. Woodward joined Nth Power in 1998. He has led investments in companies involved in renewable energy, demand side management, advanced metering and outsourced utility customer management. Prior to joining Nth Power, Mr. Woodward spent eight years managing venture capital investments for Liberty Environmental Partners, which focused on energy, industrial and environmental technologies. Mr. Woodward currently serves on the boards of AllConnect, Inc., a utility and home services connection provider, H2Gen Innovations, Inc., a distributed hydrogen generator, and Li*On Cells, Inc., a developer of advanced high-power batteries. Mr. Woodward was a director for publicly-traded Evergreen Solar, Inc. from 2003 to June 2006.

R. Blake Young became a member of our board of directors in August 2006 and serves on our Compensation Committee as Chairman and also on our Nominating and Corporate Governance Committee. Mr. Young is currently a consultant. Mr. Young held various senior management positions with publicly-traded Dynegy Inc. from 1998 to 2005, including Executive Vice President and Chief Administrative Officer, where he also served as President of Illinois Power Company. He was also a member of Dynegy’s five-member executive management team. Mr. Young was responsible for corporate strategy and development and other major functions. Prior to such assignment, he was Executive Vice President & President of Global Technology Associates, Inc., a developer of internet firewalls.

Composition of Our Board of Directors

Our board of directors currently consists of eight members. As required under the listing standards of the Nasdaq Global Market, where we intend to apply to list our common stock for quotation, a majority of the members of our board of directors must qualify as “independent,” as affirmatively determined by the board of directors. In addition, we impose additional tests of independence with respect to members of our audit committee that are consistent with the Nasdaq Global Market listing standards and with applicable rules and regulations of the SEC. Our board of directors consults with the our legal counsel to ensure that the board of directors’ determinations are consistent with listing standards, SEC rules and relevant securities and other laws and regulations regarding the definition of “independent.” Consistent with these considerations, and after reviewing all relevant transactions or relationships between each director, or any of his family members, and us, our senior management and our independent auditors, our board of directors has affirmatively determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Mr. Chiste, our Chairman of the Board, Chief Executive Officer and President. Our independent directors will meet at least twice annually in executive sessions without the presence of any corporate officers.

Pursuant to a voting agreement among us and significant holders of our convertible preferred stock and common stock, who together control substantially all of our total voting power, those holders vote together to cause the election of five of our directors as follows:

•	Mr. Chiste is elected by virtue of being our chief executive officer;

•	Mr. Ellis is elected as the designee of RockPort Capital Partners, L.P.;

•	Mr. Moore is elected as the designee of Acorn Factor;

•	Mr. Ungerer is elected as the designee of EnerTech Capital Partners, L.P.; and

•	Mr. Woodward is elected as the designee of Nth Power Technologies Fund II, L.P.

Upon consummation of this offering, the voting agreement by which these directors were elected will terminate. Although these directors will no longer be elected pursuant to a contractual right, they will continue to serve as directors until the earlier of their resignation or an annual stockholder meeting for which our nominating committee does not nominate them for reelection or they are otherwise not reelected.

Committees of the Board of Directors

Our board of directors has three committees: audit committee, nominating and corporate governance committee and compensation committee. Our board of directors has affirmatively determined that all of the directors who serve on these committees are independent directors within the meaning of the applicable Nasdaq Global Market listing standards, SEC rules and relevant securities and other laws and regulations.

Audit Committee.    Our audit committee is currently composed of Messrs. Ellis, Grealis, McCullough and Moore. We anticipate that Mr. Grealis will resign from the audit committee by the end of 2006. Mr. McCullough serves as the chairman of the audit committee. Our board of directors has determined that Mr. McCullough qualifies as an audit committee financial expert under the current SEC regulations, and the other members of our audit committee satisfy the financial literacy and other requirements for audit committee members under the Nasdaq Global Marketplace Rules. The audit committee assists the board in overseeing: (i) our accounting and financial reporting processes; (ii) the audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; and (v) the performance of our internal audit function and our independent auditors. The audit committee charter further provides that the audit committee, among other things:

•	has sole authority to appoint, compensate, retain, evaluate and terminate our independent auditors;

•	has sole authority to review and approve in advance all audit and permissible non-audit engagement fees, scope and terms with our independent registered public accounting firm;

•	review and approve all related party transactions between us and any executive officer or director;

•	will monitor the compliance of our officers, directors and employees with our code of business conduct and ethics; and

•	will establish and maintain procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

The written charter for the audit committee will be available on our website prior to consummation of this offering.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee is composed of Messrs. Grealis, McCullough and Young. Mr. Grealis serves as the chairman of the nominating and corporate governance committee. The principal duties of the nominating and corporate governance committee are as follows:

•	to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

•	to make recommendations to the board of directors regarding corporate governance matters and practices.

The written charter for the nominating and corporate governance committee will be available on our website prior to consummation of this offering.

Compensation Committee.    Our compensation committee is composed of Messrs. Woodward, Ungerer and Young. Mr. Young serves as the chairman of the compensation committee. Pursuant to its charter, the compensation committee has the following responsibilities, among others:

•	to evaluate and/or develop the compensation policies applicable to our executive officers;

•	to review and recommend on an annual basis the corporate goals and objectives with respect to compensation for our chief executive officer and our other executive officers;

•	to evaluate at least once a year the performance of our chief executive officer and our other executive officers in light of these established goals and objectives;

•	to recommend for approval by our board of directors the annual compensation of our chief executive officer and our other executive officers, including salary, bonus, incentive and equity compensation; and

•	to review our incentive compensation and other equity-based plans and recommend changes in such plans to the board of directors as necessary.

The written charter for the compensation committee will be available on our website prior to consummation of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Directors who are employees do not receive any fees for their services as a director. Our directors historically have been compensated for their services with an initial grant of 25,000 stock options and an annual grant of 7,500 stock options. Directors not affiliated with significant stockholders have received $1,000 per board meeting attended. We also reimburse our directors for all reasonable expenses incurred for attending meetings and service on our board of directors.

Executive Compensation

The following summary compensation table provides a summary of the compensation awarded to, earned by or paid to Mr. Chiste in 2005, our Chairman of the Board, Chief Executive Officer and President, and to Messrs. Magnotti, Myszka, Wren and Vos, our next four most highly compensated executive officers, in 2005. The position of each of the individuals reflects his position held as of the date of this prospectus. We refer to these individuals as our “named executive officers.”

Summary Compensation Table

	Year	Annual Compensation(1)			Long-Term Compensation Awards

Name and principal position		Salary ($)	Bonus ($)		Securities Underlying Options(2)	All Other Compensation ($)
Robert M. Chiste	2005	$250,000	$57,959	(3)	464,980	75,323	(4)
Chairman of the Board, Chief Executive Officer and President

Frank A. Magnotti	2005	$215,000	$71,236	(5)	68,115	—
President and Chief Operating Officer, Alternative Energy Resources Group

Edward J. Myszka (6)	2005	$145,512	$27,689		314,000	—
President and Chief Operating Officer, Smart Grid Solutions Group

T. Wayne Wren (7)	2005	$182,500	$27,689		—	—
Executive Vice President and General Counsel

Arthur Vos IV	2005	$135,000	$11,589		49,250	—
Vice President of Marketing, Products and Strategy

(1)	No named executive officer received perquisites or other personal benefits, securities or property in an amount in excess of the lesser of either $50,000 or 10% of the total of salary and bonus reported from him in the two preceding columns.
(2)	Share numbers do not reflect the reverse stock split.
(3)	Of this bonus amount, $55,500 represents the fair market value of 150,000 shares of restricted stock that vested immediately at the time of grant.
(4)	Represents the amount that we accrued in 2005 to fund an agreement to make retirement payments to Mr. Chiste under certain circumstances for seven years following his retirement.
(5)	Of this bonus amount, $37,000 represents the fair market value of 100,000 shares of restricted stock that vested immediately at the time of grant.
(6)	Mr. Myszka became the President and Chief Operating Officer for our Smart Grid Solutions Group in March 2005 with an annual salary of $200,000.
(7)	Mr. Wren served as our Executive Vice President and Chief Financial Officer and General Counsel during 2005 and until the appointment of Mr. Picchi to the position of Executive Vice President and Chief Financial Officer in June 2006. Mr. Wren continues to serve as our Executive Vice President and General Counsel.

In addition to the named executive officers, Mr. Picchi, our Executive Vice President and Chief Financial Officer, who joined us in February 2006, receives an annual salary of $175,000.

Option Grants in the Last Fiscal Year

The following table sets forth information regarding grants of options to purchase shares of our common stock to our named executive officers during the fiscal year ended December 31, 2005.

Option Grants in Last Fiscal Year

	Individual Grants
Name	Number of securities underlying options granted (#)		Percent of total options granted to employees in fiscal year	Exercise or base price ($/Share)	Expiration Date (1)	Grant Date Fair Value ($) (2)
Robert M. Chiste	464,980	(3)	51.4%	$0.41	December 7, 2012	$132,717
Frank A. Magnotti	68,115	(3)	7.5%	$0.41	December 7, 2012	$19,442
Edward J. Myszka	314,000	(4)	34.7%	$0.37	April 19, 2012	$80,729
Arthur Vos IV	49,250	(3)	5.4%	$0.41	December 7, 2012	$14,057

(1)	The expiration dates set forth in this column represent the latest dates on which the options could be exercised by the option holder if such option holder remained employed by us.
(2)	The dollar amounts set forth in these columns are calculated using the Black-Scholes option pricing model, based on the following assumptions: expected volatility, 90%; risk-free rate of return, 3.90%; dividend yield, 0%; and expected term, 4.6 years.
(3)	The options were granted pursuant to our Comverge, Inc. 2000 Stock Option Plan, which has been amended and restated and merged into our 2006 Long Term Incentive Plan, and have a term of seven years. The options vest in equal quarterly installments over a period of four years commencing on the date of grant. Share numbers do not reflect the reverse stock split.
(4)	The options were granted pursuant to our Comverge, Inc. 2000 Stock Option Plan, which has been amended and restated and merged into our 2006 plan, and have a term of seven years. The options vest 25% after 12 months and in equal quarterly installments over a period of three years thereafter. Share numbers do not reflect the reverse stock split.

Fiscal Year-End Option Values

The following table provides information concerning exercisable and unexercisable options held by our named executive officers for the year ended December 31, 2005. There were no option exercises by the named executive officers during the year ended December 31, 2005.

Aggregated Option Exercises in Last

Fiscal Year and Fiscal Year End Option Values

	Number of securities underlying unexercised options at fiscal year end (#) (1)		Value of unexercised in-the-money options at fiscal year end ($) (2)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert M. Chiste	733,194	949,286	$	$
Frank A. Magnotti	221,781	166,584	$	$
Edward J. Myszka	—	314,000	$	$
T. Wayne Wren	202,800	135,400	$	$
Arthur Vos IV	29,358	90,642	$	$

(1)	Share numbers do not reflect the reverse stock split.
(2)	There was no established public trading market for our common stock on December 31, 2005. Accordingly, these values have been calculated on the basis of $ per share (the midpoint of the range set forth on the cover of the prospectus) less the applicable per share exercise price. These calculations do not take into account the effect of any taxes that may be applicable to the option exercises and may not reflect the actual value of the options as the value of the options will fluctuate with market activity.

2006 Long-Term Incentive Plan

The following contains a summary of the material terms of our Comverge, Inc. 2006 Long-Term Incentive Plan, which has been adopted by our board of directors and will be approved by our stockholders prior to the consummation of this offering. The 2006 plan is an amendment and restatement of the Comverge, Inc. 2000 Stock Option Plan, or 2000 plan. Awards granted on or after the June 20, 2006 effective date of the 2006 plan are governed exclusively by the terms of the 2006 plan. Stock options granted prior to June 20, 2006 will also be governed by the 2006 plan unless the terms of the 2006 plan are inconsistent with the terms of the stock options granted under the 2000 plan and would result in a material modification of a grant under the 2000 plan. The following description of the terms of the 2006 plan is not complete. For more information, we refer you to the full text of the 2006 plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part. Share numbers set forth in this section do not reflect the reverse stock split.

Purpose of the 2006 Plan.    The 2006 plan is intended to promote our interests and the interests of our stockholders by encouraging our employees, service providers and non-employee directors to acquire or increase their equity interests in our common stock, thereby giving them an added incentive to work toward our continued growth and success.

Term of the 2006 Plan.    The 2006 plan terminates upon, and no further awards will be made, after the tenth anniversary of the effective date.

Shares Subject to the 2006 Plan.    Except as provided below, the maximum number of shares that may be issued under the 2006 plan shall not exceed 6,312,073. This includes 4,749,371 shares available for issuance under the 2000 plan, which remained available for the grant of options immediately prior to the effective date of the 2006 plan, plus an additional number of 1,562,702 “new” shares available under the 2006 plan. Other 2006 plan limitations include:

•	annual individual performance awards are limited to 1,000,000 shares, and the sum of cash and value of common stock underlying an award paid to any one individual in any one year is limited to $10,000,000; and

•	no more than 6,312,073 shares can be issued pursuant to incentive options during the life of the 2006 plan.

Administration of the 2006 Plan.    The 2006 plan is administered by a committee of our board of directors, which has broad authority to:

•	interpret the 2006 plan and all 2006 plan awards;

•	make, amend and rescind any rules as it deems necessary for the proper administration of the 2006 plan;

•	make all other determinations necessary or advisable for the administration of the 2006 plan; and

•	correct any defect, supply any omission or reconcile any inconsistency in the 2006 plan and award made under the 2006 plan.

The board of directors may amend, suspend or terminate the 2006 plan without the consent of any person, but no amendment, suspension or termination of the 2006 plan may, without the consent of the holder of an award, terminate such award or materially adversely affect such person’s rights with respect to such award. No amendment can be effective prior to its approval by our stockholders, to the extent that such approval is required by applicable legal requirements or any exchange on which our common stock is listed. Any action taken or determination made by the committee will be final, binding and conclusive on all affected persons.

Granting of Awards to Participants.    Subject to the terms and conditions set forth in the 2006 plan, the committee has broad authority to determine who may participate in the 2006 plan and the type and size of the awards to participants. Any employee, service provider or non-employee director may be selected by the committee to participate in the 2006 plan. In selecting participants and determining awards, the committee may consider the contribution the recipient has made and/or may make to our growth and any other factors that it may deem relevant. No member of the committee will vote or act upon any matter relating solely to himself, and grants of awards to members of the committee must be ratified by our board of directors.

Eligibility.    Except as set forth below with respect to incentive options, all awards may be granted by the committee to any employee, service provider or non-employee director who performs services for the company or an affiliate and who is determined by the committee to be eligible for an award.

Type of 2006 Plan Awards.    Awards granted under the 2006 plan may include any of the following:

•	non-qualified options are options to purchase shares of our common stock at an exercise price of not less than 100% of the fair market value per share on the date of grant. Options may not be repriced without stockholder approval;

•	incentive options are options designed to meet certain tax code provisions, which provide favorable tax treatment to optionees if certain conditions are met. Incentive options are issued at an exercise price not less than 100% of the fair market value per share (or 110% of fair market value per share if issued to 10% stockholders) on the date of grant and may only be granted to our employees;

•	restricted stock units are rights to receive a specified number of shares of our common stock or the fair market value of such common stock in cash upon expiration of the deferral period specified for such restricted stock units by the committee;

•	restricted stock is common stock which is transferred to the participant subject to such forfeiture and other restrictions as the committee, in its sole discretion, shall determine. Restricted stock may not be transferred by the participant prior to the lapse of such restrictions;

•	stock appreciation rights are rights to receive shares of our common stock, the value of which is equal to the spread or excess of (i) the fair market value per share on the date of exercise over (ii) the fair market value per share on the date of grant with respect to a specified number of shares of common stock; and

•	our common stock may be sold or granted as a bonus under the 2006 plan to participants, in the discretion of the committee, on such terms and conditions as it may establish.

Performance Awards.    The committee may grant performance awards to employees, service providers or non-employee directors based on performance criteria measured over a period of not less than one year and not more than five (5) years. The committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions and may exercise its discretion to increase the amounts payable under any award subject to performance conditions. The performance goals for performance awards will consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the committee. For any award granted to an employee that is intended to meet the requirements of the performance-based exception of Internal Revenue Code Section 162(m), one or more of the following business criteria will be used by the committee in establishing performance goals for performance awards granted to a participant:

•	earnings per share;

•	increase in revenues;

•	increase in cash flow;

•	increase in cash flow return;

•	return on net assets;

•	return on assets;

•	return on investment;

•	return on capital;

•	return on equity;

•	economic value added;

•	gross margin;

•	net income;

•	pretax earnings;

•	pretax earnings before interest, depreciation and amortization;

•	pretax operating earnings after interest expense and before incentives, service fees and extraordinary or special items;

•	operating income;

•	total stockholder return;

•	debt reduction;

•	increases in megawatts through new contract executions;

•	successful completion of an acquisition, initial public offering, private placement of equity or debt; and

•	reduction of expenses.

Any of the performance goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the committee, including the Standard & Poor’s 500 Stock Index or components thereof or a group of comparable companies.

Vesting of Awards and Exercise of Options and Stock Appreciation Rights.    Except as otherwise determined by the committee and set forth in any award or other agreement, upon a participant’s termination of service prior to vesting or during the applicable deferral period, the award will be forfeited by the participant pursuant to its terms, or if so provided under the terms for the award, shall continue subject to the restrictions, terms and conditions set by the committee with respect to each award. Notwithstanding the foregoing, unless specifically provided to the contrary by the committee in the award, upon (i) the termination of an employee or service provider without cause, or termination by an employee or service provider with good reason within one year from the effective date of a change of control or (ii) death or disability of the participant, any options or restricted stock awarded to such participant will become vested. Options and stock appreciation rights which are not vested are terminated upon termination of employment for any reason other than death or disability. Options and stock appreciation rights which are vested may be exercised for a period of three months after termination for any reason other than death, disability or a for-cause termination by us. Options and stock appreciation rights terminate immediately in the case of a for-cause termination. In the event of death or disability of the participant, the options or stock appreciation rights are exercisable for one year after the termination.

Share Counting and Forfeitures.    Shares issued in connection with the exercise of an award, other than those withheld from issuance for the payment of taxes or exercise price, will no longer be available for any further award under the 2006 plan. When an award is forfeited or can no longer be exercised or paid due to forfeiture, the number of shares released from such award will thereafter be available under the 2006 plan for the grant of additional awards. If any stock-denominated award is paid in cash, forfeited or otherwise lapses, expires, terminates or is canceled without the delivery of shares, then the number of shares subject to such award will be added back to the share “pool” and be available for future awards. With respect to a dollar-denominated award that is paid in shares, the share “pool” will be reduced by the number of shares delivered to pay such dollar-denominated award.

Term of Awards.    The term or restricted period of each award that is an option, stock appreciation right, restricted stock unit or restricted stock will be for such period as may be determined by the committee, not to exceed a period of 10 years.

Mergers, Recapitalization, Etc.    In the event of a merger in which we are not the surviving corporation, or in the event of a transaction in which substantially all of our stock or assets is acquired, the committee may in its discretion terminate all outstanding options and stock appreciation rights by giving 20 days notice. The holder of such award will have the right to exercise the options or stock appreciation rights during the 20-day period. If the options or stock appreciation rights are not terminated in this manner, or if the outstanding shares of stock are changed into or converted into a different number or kind of shares or other property (including cash) pursuant to certain corporate transactions, the committee will make appropriate adjustments to the awards to prevent enlargement or dilution of value.

401(k) Plan

Under our client services arrangement with Administaff, both we and Administaff are intended to be co-employers of our employees. Accordingly, our employees participate in the Administaff 401(k) plan to provide them with retirement benefits and with a means to save for their retirement. The 401(k) plan is intended to be a tax-qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended.

Indemnification Agreements

We have entered into indemnification agreements with all of our directors and executive officers under which we have agreed to indemnify such persons against all direct and indirect costs of any type or nature whatsoever (including attorneys’ fees) incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons are indemnified to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. The indemnification agreements also provide for the advancement of expenses to these directors and officers in connection with any such suit or proceeding.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The descriptions set forth below are qualified in their entirety by reference to the applicable agreements, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Registration Rights for Holders of Our Currently Outstanding Convertible Preferred Stock

In February 2006, we and the holders of all series of our convertible preferred stock entered into the third amended and restated investors’ rights agreement. Pursuant to the agreement, the holders of a majority of our convertible preferred stock have the right to demand of us, subject to certain terms and conditions, that, after February 14, 2009, we register under the Securities Act the shares of common stock issued or issuable upon the conversion of their shares of convertible preferred stock. In addition, if we propose to register any of our capital stock under the Securities Act (except on Forms S-4 or S-8 and other than pursuant to this offering), the holders of all series of our convertible preferred stock will be entitled to customary “piggyback” registration rights. Holders of our convertible preferred stock include Messrs. Chiste, Magnotti and Wren, each an executive officer, and Acorn Factor, EnerTech Capital Partners II L.P., Rockport Capital Partners, L.P., Emerson Venture Capital, Nth Power Management II-A, L.P., Nth Power Management II, L.P. and E.ON Venture Partners GmbH, each a holder of more than 5% of our voting capital stock.

For a description of our convertible preferred stock, see “Description of Capital Stock—Our Currently Outstanding Convertible Preferred Stock.” We have issued convertible preferred stock to the following affiliates, with the amount of consideration they paid for the preferred stock and the number of shares of common stock to be received upon conversion of the preferred stock on a one-for-one basis indicated: Acorn Factor ($2,558,029; 1,156,733 shares); Emerson Ventures, Inc. ($4,000,000; 1,853,240 shares); Robert Chiste ($77,022; 36,957 shares); Frank A. Magnotti ($53,034; 25,447 shares); and T. Wayne Wren ($25,000; 11,996 shares). Upon the closing of this offering, all of our outstanding convertible preferred stock will be converted into common stock.

Office Lease

dsIT Solutions Ltd., a wholly-owned subsidiary of Acorn Factor, a holder of more than 5% of our common stock, charged our Israeli subsidiary, Comverge Control Systems, Ltd. $138,000 in each of the fiscal years ended December 31, 2005, 2004, and 2003 in consideration of it providing office space and certain accounting and administrative services pursuant to a lease, equipment and office services agreement. We have reduced our presence in Israel over the last two years and currently employ four engineers who support our U.S. development effort. Although no firm decision has been made, it is likely that we will continue to phase out our Israel presence in the future. Comverge Control Systems, Ltd. is our only operating subsidiary.

Convertible Debt and Warrant

Partners for Growth, L.P., the lender of our convertible debt, became one of our stockholders in February 2006 by investing in our Series C convertible preferred stock. During the fiscal year ended December 31, 2005, we made interest payments on the convertible debt of $130,000 in addition to paying Partners for Growth an $80,000 placement fee related to the convertible debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Indebtedness—Subordinated Convertible Loan Agreement” for a description of the material terms of the convertible debt.

In connection with issuing the convertible debt in June 2005, we issued Partners for Growth a warrant to purchase 1,103,387 shares of our Series B convertible preferred stock for $3.62 per share. The warrant is exercisable only if we prepay the convertible debt. The warrant expires upon the earliest to occur of June 7, 2010 or the conversion of any portion of the convertible debt outstanding into shares of our capital stock pursuant to the terms of the convertible debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Subordinated Convertible Loan Agreement.”

Strategic Marketing and Development Agreement and Warrant

In February 2006, we entered into a strategic marketing and development agreement with Air Products and Chemicals, Inc., or Air Products, an investor in our Series C convertible preferred stock. Pursuant to the agreement, we and Air Products cooperate in the marketing of our VPC programs to commercial and industrial consumers of electricity in North America and Europe. We have agreed to compensate Air Products by paying it a portion of the revenues that we receive from electric utility customers who compensate, either directly or indirectly through us, commercial and industrial participants after certain conditions are fulfilled by Air Products. As of September 30, 2006, we had not made any payments to Air Products pursuant to the terms of the agreement.

In connection with entering into the strategic marketing and development agreement, we issued a warrant to Air Products in February 2006 to purchase 500,000 shares of our Series C convertible preferred stock for $7.50 per share. The warrant is exercisable only if Air Products meets certain defined performance milestones under the agreement, as specified in the warrant. The warrant expires upon the earliest to occur of August 12, 2008, the closing of a change of control (as defined in the warrant) and the closing of this offering.

Thermostat Agreement

White-Rodgers, a division of Emerson Electric Co., the ultimate parent of Emerson Ventures Inc., a 5% or greater holder of our common stock, supplies thermostats to us pursuant to a restated communicating thermostat co-development and supply agreement dated as of June 1, 2005. Pursuant to the agreement, White-Rodgers has agreed to develop one or more customized thermostats to be combined with our communication interfaces. We have agreed to pay White-Rodgers a specified amount for co-development expenses with respect to each customized thermostat model and a specified price for each unit produced. For the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, we paid White-Rodgers $0.2 million, $1.3 million and $1.7 million, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock and the shares beneficially owned by all selling stockholders as of September 1, 2006, after giving effect to the sale of common stock offered in this offering, for:

•	each person known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	all selling stockholders, whose shares will be sold only if and to the extent the over-allotment option is exercised.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to securities. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days are considered outstanding and beneficially owned by the person holding the options or warrants for purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership:

•	prior to this offering is based on 23,644,906 shares of common stock outstanding as of September 1, 2006 (assuming the conversion of all outstanding shares of preferred stock into shares of our common stock);

•	after this offering is based on shares (assuming the conversion of all outstanding shares of preferred stock into shares of our common stock), including the shares of common stock to be sold by us in this offering; and

•	assumes no exercise of outstanding warrants or options.

Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The address for the directors and executive officers set forth below is 120 Eagle Rock Avenue, Suite 190, East Hanover, New Jersey 07936.

				Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Shares Being Sold in this Offering	No Exercise of Over- Allotment Option		Full Exercise of Over- Allotment Option
Name and Address of Beneficial Owner	Number	Percent		Number	Percent	Number	Percent
Acorn Factor, Inc.(1)	5,572,042	23.6%			%		%
EnerTech Capital Partners II L.P.(2)	4,037,849	17.2%			%		%
Rockport Capital Partners, L.P.(3)	2,675,419	11.3%			%		%
Emerson Ventures Inc.(4)	1,853,240	7.8%			%		%
Nth Power Management II-A, L.P.(5)	1,643,567	7.0%			%		%
Nth Power Management II, L.P.(5)	1,643,567	7.0%			%		%
E.ON Venture Partners(6)	1,426,734	6.0%			%		%
Robert M. Chiste(7)	1,485,391	6.2%			%		%
Michael D. Picchi(8)	50,000	*			%		%
Frank A. Magnotti(9)	547,329	2.3%			%		%
Edward J. Myszka(10)	117,750	*			%		%
T. Wayne Wren(11)	264,571	1.1%			%		%
Arthur Vos IV(12)	51,859	*			%		%
Alexander Ellis(13)	2,679,657	11.4%			%		%
William I. Grealis(14)	3,125	*			%		%
John A. Moore(15)	5,573,917	23.6%			%		%
Scott B. Ungerer(16)	4,048,629	17.1%			%		%
Timothy A. Woodward(17)	3,297,914	14.0%			%		%
R. Blake Young	—	—			%		%
Robert F. McCullough	—	—			%		%
All directors and officers as a group (13 persons)	18,128,919	73.9%			%		%

*	Indicates beneficial ownership of less than one percent of the total outstanding common stock.
(1)	Includes 1,156,733 shares issuable upon conversion of preferred stock. The board of directors of Acorn Factor has sole voting and dispositive power with respect to the shares held by Acorn Factor. The address for Acorn Factor is 200 RT 17, Mahwah, New Jersey 07430.
(2)	Includes 3,889,483 shares held by EnerTech Capital Partners II L.P., or ECP II LP (which includes 3,596,734 shares issuable upon conversion of preferred stock). ECP II L.P. and ECP II Interfund L.P. are required by their respective partnerships to invest and divest in their investments in parallel. ECP II Management L.P., the general partner of ECP II LP, ECP II Management LLC, the general partner of ECP II Management L.P., and Scott B. Ungerer, William G. Kingsley, Robert E. Keith, Jr. and Mark J. DeNino, the members of the executive board of ECP II Management LLC, may be deemed to share voting and dispositive power over the shares held by ECP II LP. Such persons and entities disclaim beneficial ownership of shares held by ECP II LP except to the extent of any pecuniary interest therein.

Also includes 148,366 shares held by ECP II Interfund L.P., ECP II Interfund (which includes 137,197 shares issuable upon conversion of preferred stock). ECP II L.P. and ECP II Interfund are required by their respective partnerships to invest and divest in their investments in parallel. ECP II Management LLC, the general partner of ECP II Interfund, and Scott B. Ungerer, William G. Kingsley, Robert E. Keith, Jr. and Mark J. DeNino, the members of the executive board of ECP II Management LLC, may be deemed to share voting and dispositive power over the shares held by ECP II Interfund. Such persons and entities disclaim beneficial ownership of shares held by ECP II Interfund except to the extent of any pecuniary interest therein. The address for ECP II LP and ECP II Interfund is 700 Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087-1990.

(3)	Includes 2,006,565 shares held by Rockport Capital Partners, L.P., including 1,936,966 shares issuable upon conversion of preferred stock. Also includes 668,854 shares held by RP Co-Investment Fund I, LP, including 645,655 shares issuable upon conversion of preferred stock. Alexander Ellis, III, a general partner of each of Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P., has sole voting and dispositive power with respect to the shares held by such entities. The general partners of both Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. are Alexander Ellis, III, Janet B. James, Charles J. McDermott and Stoddard Wilson. The managing general partners of both Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. are William E. James and David Prend. The address for Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. is 160 Federal Street, 18th Floor, Boston, Massachusetts 02110.
(4)	Represents 1,853,240 shares issuable upon conversion of preferred stock. Randall D. Ledford has sole voting and dispositive power with respect to the shares held by Emerson Ventures Inc. The address for Emerson Ventures Inc. is 8000 W. Florissant Avenue, St. Louis, Missouri 63136.
(5)	Represents 1,643,567 shares issuable upon conversion of preferred stock for each of Nth Power Management II-A, L.P. and Nth Power Management II, L.P. Nth Power L.L.C., the general partner of each of Nth Power Management II-A, L.P. and Nth Power Management II, L.P., has sole voting and dispositive power with respect to the shares held by the Nth Power Management entities. The members of Nth Power L.L.C. are Tim Woodward, Nancy Floyd and Bryant Tong. The address for Nth Power Management II-A, L.P. and Nth Power Management II, L.P. is 50 California Street, San Francisco, California 94111.
(6)	Includes 1,199,559 shares issuable upon conversion of preferred stock. Karl-Heinz Feldman and Peter Bachsleitner have sole voting and dispositive power with respect to the shares held by E.ON Venture Partners. The address for E.ON Venture Partners is E.ON Platz, 40479 Dusseldorf, Germany.
(7)	Includes 36,957 shares issuable upon conversion of preferred stock and 443,750 shares issuable upon exercise of options that are or will become exercisable within 60 days. Includes 45,500 shares held indirectly through trusts for the benefit of Mr. Chiste’s children and grandchildren and nephews and nieces.
(8)	Includes 50,000 shares issuable upon exercise of options that are or will become exercisable within 60 days.

(9)	Includes 25,447 shares issuable upon conversion of preferred stock, 154,950 shares held jointly with his wife, 13,000 shares owned by his dependent children and 253,932 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(10)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(11)	Includes 11,996 shares issuable upon conversion of preferred stock and 252,575 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(12)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(13)	Includes 4,218 shares issuable upon exercise of options that are or will become exercisable within 60 days and an aggregate 2,675,419 shares held by Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. Mr. Ellis is a member of the general partner of Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. and therefore may be deemed to have beneficial ownership over the shares held by such entities.
(14)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(15)	Includes 1,875 shares issuable upon exercise of options that are or will become exercisable within 60 days and an aggregate 5,572,042 shares held by Acorn Factor. Mr. Moore is a director and the President and Chief Executive Officer of Acorn Factor and therefore may be deemed to have beneficial ownership of the shares held thereby. Mr. Moore disclaims beneficial ownership of the shares held by Acorn Factor except to the extent of his pecuniary interest therein.
(16)	Includes 10,780 shares issuable upon exercise of options that are or will become exercisable within 60 days and 4,037,849 shares held by ECP II LP and ECP II Interfund. Mr. Ungerer is one of the members of the executive board of ECP II Management LLC and therefore may be deemed to share voting and dispositive power over the shares held by ECP II LP and ECP II Interfund. Mr. Ungerer disclaim beneficial ownership of shares held by ECP II LP and ECP II Interfund except to the extent of his pecuniary interest therein.
(17)	Includes 10,780 shares issuable upon exercise of options that are or will become exercisable within 60 days and 3,287,134 shares held by Nth Power Management II-A, L.P. and Nth Power Management II, L.P. Mr. Woodward is a member of the general partner of the Nth Power entities and therefore may be deemed to share voting and dispositive power over the shares held by the Nth Power entities.

DESCRIPTION OF CAPITAL STOCK

Each of our fourth amended and restated certificate of incorporation, as amended, and our amended and restated bylaws will be restated immediately prior to the consummation of this offering. The following description of the material terms of our capital stock contained in the fifth amended and restated certificate of incorporation is only a summary. You should read it together with our fifth amended and restated certificate of incorporation and our second amended and restated bylaws, forms of which are included as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur immediately prior to the closing of this offering.

General

Upon the completion of this offering, our authorized capital stock will consist of                  shares of common stock, par value $.001 per share, and                  shares of preferred stock, par value $.001 per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of September 30, 2006, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock and the                  for                  reverse stock split, there would have been                  shares of common stock issued and outstanding.

As of September 1, 2006, we had approximately 80 holders of our common stock, 17 holders of our Series A convertible preferred stock, nine holders of our Series B convertible preferred stock, 12 holders of our Series C convertible preferred stock and one holder of our Series A-2 convertible preferred stock.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in the offering will be upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may issue in the future.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

Our fifth amended and restated certificate of incorporation permits us to issue up to                  shares of preferred stock from time to time. Subject to the provisions of our fifth amended and restated certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares of preferred stock in one or more series, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and rates and liquidation preferences, which may be superior to those of common stock, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock or rank prior to the common stock as to dividend rights;

•	diluting the voting power of the common stock;

•	diluting the ownership of the common stock by being convertible into shares of common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could discourage bids for the common stock or otherwise have an adverse impact on the market price of our common stock.

See “Certain Relationships and Related Transactions—Convertible Debt and Warrant” and “Certain Relationships and Related Transactions—Strategic Marketing and Development Agreement and Warrant” for information on the number of shares of preferred stock subject to existing warrants, the period during which and the price at which the warrants are exercisable and other material terms of the warrants.

Our Currently Outstanding Convertible Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of all series of our convertible preferred stock will be converted into shares of common stock. The following sets forth the rights, preferences and privileges attached to our existing convertible preferred stock.

Conversion.    The preferred stock is convertible into our common stock on a one-for-one basis subject to certain adjustments to affect anti-dilution rights. Conversion is mandatory (i) in the event that the holders of at least a majority of the then-outstanding shares of preferred stock consent to such conversion or (ii) upon the closing of a qualified initial public offering. The holders of preferred stock have no redemption rights.

Board of Directors.    In any election of directors, the holders of preferred stock, voting as a separate class, are entitled to elect three members of our board of directors and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors. The board can be increased by no more than two additional seats based on a majority vote of the then members of the board. The additional two seats shall be filled by independent directors, who will be selected by unanimous vote of the then members of the board of directors other than the independent directors.

Dividends.    In the event we declare and pay any dividend on our common stock other than stock or other dividends payable solely in shares of common stock, we must also pay to the holders of preferred stock the dividends that would have been payable had all of the outstanding preferred stock been converted to common stock immediately prior to the record date of the dividend. The holders of shares of preferred stock, on a pari passu basis and in preference to the holders of any shares of any other class of our capital stock, will be entitled to receive, when, as and if declared by the board of directors, but only out of funds legally available therefore, dividends at the rate of 8% per annum based, in each case, on the original preferred stock issue price. Dividends are noncumulative.

Voting.    The preferred stock votes together with all other classes and series of our stock as a single class on all actions to be taken by our stockholders.

Liquidation Preferences.    Upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, the holders of shares of Series A preferred stock, the Series B preferred stock and the Series C preferred stock are entitled to be paid, on a pari passu basis, before any distribution or payment is made upon the Series A-2 preferred stock or on the common stock an amount equal to 1.5 times the original Series A preferred stock issue price per share, the original Series B preferred stock issue price per share or the original

Series C preferred stock issue price per share, respectively, plus all declared and unpaid dividends. After payment to the holders of Series A preferred stock, the Series B preferred stock and the Series C preferred stock of the full amounts to which they are entitled the holders of Series A-2 preferred stock are entitled to be paid, before any distribution or payment is made upon the common stock, an amount equal to 1.5 times the original Series A-2 preferred stock issue price per share plus all declared but unpaid dividends. After the preferential payments have been made in full, any additional remaining assets will be distributed ratably to the holders of preferred stock (on an as-converted basis) and common stock until such holders of preferred stock have received, inclusive of their liquidation amount, an amount equal to 5 times their original issue price per share. After payment of all preferential amounts, our entire remaining assets legally available for distribution, if any, will be distributed ratably among the holders of our common stock.

Unless otherwise agreed by holders of at least 66 2/3% of the then-outstanding shares of preferred stock, a liquidation, dissolution or winding up of us will also include (i) the acquisition or sale of our company unless our stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale, hold at least 50% of the voting power of the surviving or acquiring entity or (ii) a sale, lease or other conveyance or disposition of all or substantially all of our assets, including a sale of all or substantially all of the assets of our subsidiaries, if such assets constitute substantially all of the assets of us and our subsidiaries taken as a whole.

We have issued and outstanding shares of preferred stock with no par value. In the event of a liquidation, dissolution or winding up of the affairs of us, whether voluntary or involuntary, the holders of any preferred stock at the time outstanding will be entitled to be paid a preferential amount per share to any payment to holders of common stock. Shares of preferred stock are convertible into common stock on a one-for-one ratio based on public offering of our common stock at a price in excess of $7.00 per share.

Anti-dilution Rights.    The conversion prices of preferred stock are subject to broad-based weighted average anti-dilution adjustments to reduce dilution in the event we issue additional equity securities (other than board of directors-approved employee incentives, including stock options) at a purchase price less than the then-applicable conversion price of the Series A preferred stock, Series A-2 preferred stock, Series B preferred stock and Series C preferred stock, respectively. The conversion price is also subject to proportional adjustment for stock splits, stock dividends, recapitalizations and similar transactions.

Protective Provisions.    For so long as at least 100,000 shares of preferred stock remain outstanding, consent of the holders of at least 66 2/3% of the then outstanding preferred stock will be required to (i) alter or change the rights, preferences or privileges of the preferred stock, (ii) create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on a parity with the preferred stock, (iii) amend or waive any provision of our articles of incorporation or bylaws, (iv) increase or decrease the authorized number of shares of common or preferred stock, (v) redeem any shares of common stock (other than pursuant to equity incentive agreements with service providers giving us the right to repurchase shares upon the termination of services), (vi) consummate any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of our assets are sold, (vii) increase or decrease the authorized size of our board of directors or the compensation committee of the board of directors, (viii) pay or declare any dividend on any shares of common stock or preferred stock, (ix) liquidate or dissolve our company, (x) increase the number of shares reserved for issuance under our option plan, (xi) issue any shares of our capital stock or options to acquire our capital stock under our option plan, unless such issuance is approved by the board of directors and the compensation committee of the board of directors, or (xii) authorize or incur any additional indebtedness in excess of $500,000 (other than the senior loan agreement), unless such incurrence of indebtedness is approved by the board of directors, including at least two of the directors designated by the holders of preferred stock.

Investors’ Rights Agreement and Registration Rights.    In February 2006, we and the holders of all series of our convertible preferred stock entered into the third amended and restated investors’ rights agreement, which is included as an exhibit to the registration statement of which this prospectus is a part. Pursuant to the agreement, the holders of a majority of our convertible preferred stock have the right to demand of us, subject to certain terms and conditions, that, after February 14, 2009, we register under the Securities Act the shares of common stock issued or issuable upon the conversion of their shares of convertible preferred stock. In addition, if we propose to register any of our capital stock under the Securities Act (except on Forms S-4 or S-8 and other than pursuant to this offering), the holders of all series of our convertible preferred stock will be entitled to customary “piggyback” registration rights.

Anti-Takeover Effects of our Fifth Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws

The provisions of our fifth amended and restated certificate of incorporation and second amended and restated bylaws described below could discourage potential acquisition proposals and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our common stock and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Classified Board.    Our fifth amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Written Consent of Stockholders.    Our fifth amended and restated certificate of incorporation and second amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our second amended and restated bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our second amended and restated bylaws.

Amendment of the Bylaws.    Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our fifth amended and restated certificate of incorporation and second amended and restated bylaws grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at any regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

Amendment of Certificate of Incorporation.    Upon the affirmative vote of the holders of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class, stockholders may repeal or amend in any respect, or add any provision inconsistent with, the provisions of Article V (relating to directors), Article VI (relating to the amendment of our bylaws), Article VII (relating to actions and meetings of stockholders), Article VIII (relating to indemnification and insurance) and Article IX (relating to the amendment of our certificate of incorporation) of our fifth amended and restated certificate of incorporation.

Special Meetings of Stockholders.    Our second amended and restated bylaws preclude the ability of our stockholders to call special meetings of stockholders or to require the board of directors or any officer to call such a meeting or to propose business at such a meeting. Our second amended and restated bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder can not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believes the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Limitation of Liability of Officers and Directors.    Our fifth amended and restated certificate of incorporation provides that, to the fullest extent permitted under the General Corporation Law of the State of Delaware, no director or officer shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer. The effect of this provision is to eliminate our rights and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, as applicable, including breaches resulting from grossly negligent behavior.

Other Limitations on Stockholder Actions.    Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. In addition, the ability of our stockholders to remove directors without cause is precluded.

No Cumulative Voting.    Although Section 214 of the General Corporation Law of the State of Delaware provides that a corporation’s certificate of incorporation may provide for cumulative voting for directors, our fifth amended and restated certificate of incorporation does not provide for cumulative voting. As a result, the holders of a majority of the votes of the outstanding shares of our common stock have the ability to elect all of the directors being elected at any annual meeting of stockholders.

Blank-Check Preferred.    Our fifth amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by our stockholders, up to                  shares of preferred stock in one or more series, as described above. As a result, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stockholders or otherwise be in their best interest.

Delaware Anti-Takeover Law

Section 203 of the General Corporation Law of the State of Delaware provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including generally mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The restrictions described above also do not apply to specified business combinations with a person who is an “interested stockholder” prior to the time when the corporation’s common stock is listed on a national securities exchange, so these restrictions would not apply to a business combination with any person who is our stockholder prior to this offering.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Nasdaq Global Market Quotation

We have applied to list our common stock for quotation under the symbol “COMV” on the Nasdaq Global Market.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price we deem appropriate.

After giving effect to the conversion of the outstanding shares of our preferred stock into shares of our common stock and the reverse stock split, upon the completion of this offering, we will have              shares of our common stock outstanding. Of these             shares, shares (or in the event the underwriters’ over-allotment option is exercised,             shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

The remaining              shares of our common stock outstanding upon completion of this offering are deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act, and are subject to the lock-up agreements described in “Underwriting.” Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock reported through the automated quotation system of the Nasdaq Global Market during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates that sell our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

A significant number of our shares outstanding prior to this offering are held by our affiliates, and therefore will not be saleable under Rule 144(k) unless such stockholder ceases to be an affiliate and has not been an affiliate during the 90 days preceding a sale, and any such sale could be made only following expiration or waiver of the lock-up agreements.

Rule 701

Our employees, directors, officers, consultants or advisors who purchased shares from us pursuant to compensatory benefit plans or written contracts relating to the compensation of such persons before the effective date of this offering are entitled to rely on the resale provisions of Rule 701, subject to the lock-up agreements described below. Rule 701 will also apply to stock options we granted before the effective date of this offering along with the shares acquired upon exercise of the options. In general, Rule 701 permits non-affiliates to sell their Rule 701 shares 90 days after the effectiveness of a registration statement relating to a company’s initial public offering without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the holding period of Rule 144.

Lock-up Agreements

Prior to this offering, we anticipate that all of our executive officers, directors and certain of our stockholders will enter into lock-up agreements under which they will agree, subject to limited exceptions, not to transfer or dispose of, directly or indirectly, any shares of our common stock held by them or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of at least 180 days from the date of this prospectus without the prior written consent of Citigroup Global Markets Inc. These restrictions, and certain exceptions and extensions, are described in more detail under the caption “Underwriting.”

Options

As of September 30, 2006, stock options to purchase a total of 3,818,313 shares of our common stock were outstanding under our 2006 plan. These stock options have a weighted average exercise price of $0.81 per share and a weighted average of 5.3 years until expiration.

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately              million shares of our common stock reserved for issuance under our 2006 plan. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the lock-up restrictions described above.

Registration Rights

Holders of 17,178,100 shares of our common stock will have rights to require or participate in the registration of those shares under the Securities Act at various times after completion of this offering. For a detailed description of these registration rights, see “Description of Capital Stock—Registration Rights for Holders of Our Currently Outstanding Convertible Preferred Stock.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF

COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “non-U.S. holder” for purposes of this discussion is any holder of our common stock other than the following:

•	an individual citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or meets the “substantial presence” test under section 7701(b)(3) of the Internal Revenue Code;

•	a corporation (or an entity treated as a corporation) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	a partnership (or an entity treated as a partnership);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person pursuant to the applicable Treasury Regulations.

This discussion is based on current provisions of the Internal Revenue Code, final, temporary and proposed Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable administrative and judicial authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or foreign taxation, nor does it consider any specific facts or circumstances that may apply to particular non-U.S. holders that may be subject to special treatment under the U.S. federal income tax laws including, but not limited to, insurance companies, real estate investment trusts, regulated investment companies, persons holding our common stock as part of a hedging or conversion transaction or a straddle or other risk-reduction transaction, tax-exempt organizations, pass-through entities, banks or financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the non-U.S. holder will hold our common stock as a capital asset, which generally is property held for investment.

Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local, and foreign income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

In general, dividends paid to a non-U.S. holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the U.S. Under applicable Treasury Regulations, a non-U.S. holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, or any successor form, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with a U.S. trade or business generally will not be subject to U.S. withholding tax if the non-U.S. holder files the properly completed required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the U.S.

A corporate non-U.S. holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the U.S. of its “effectively connected earnings and profits,” subject to adjustments.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the U.S. (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	the non-U.S. holder is an individual who holds shares of common stock as capital assets and is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during specified periods.

In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised most of our assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid to a non-U.S. holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless the non-U.S. holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a non-U.S. holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the non-U.S. holder certifies to the payor under penalties of perjury as to, among other things, its address and its foreign status or otherwise establishes an exemption.

Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the U.S. by or through a non-U.S. office. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the U.S., information reporting, but not backup withholding, will apply unless:

•	the broker has documentary evidence in its files that the holder is a non-U.S. holder and certain other conditions are met; or

•	the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied as a credit to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN US AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole bookrunning manager of the offering, and, together with Cowen and Company, LLC, RBC Capital Markets Corporation and Pacific Growth Equities, LLC, is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Cowen and Company, LLC
RBC Capital Markets Corporation
Pacific Growth Equities, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, and the selling stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. If we release earnings results or announce material news during the last 17 days of the lock-up period, or if prior to the expiration of the lock-up period we announce that we will release earnings during the 15-day period following the last day of the lock-up period, then the lock-up period will automatically be extended until the end of the 18-day period beginning with the earnings release or material news announcement. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

At our request, the underwriters have reserved up to         % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom;

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises);

•	(1) it has not offered or sold and will not offer or sell our common stock in Hong Kong SAR by means of this prospectus or any other document, other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR, it has not issued or held for the purpose of issue in Hong Kong and will not issue or hold for the purpose of issue in Hong Kong SAR this prospectus, any other offering material or any advertisement, invitation or document relating to the common stock, otherwise than with respect to common stock intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent;

•	the shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law; and

•	this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock, may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly-traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock included for quotation on the Nasdaq Global Market under the symbol “COMV.”

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Comverge		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $             and $            .

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters will be passed upon on behalf of the underwriters by King & Spalding LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2005 and for each of the years in the three-year period ended December 31, 2005 included in this prospectus have been so included herein in reliance upon the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and the information contained in this prospectus is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules filed with the SEC, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website at http://www.comverge.com once the offering is completed. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus. In addition, we will provide copies of our filings free of charge to our stockholders upon request.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Comverge, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Comverge, Inc. and its subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the accompanying consolidated financial statements, the Company has restated its consolidated financial statements for each of the three years in the period ended December 31, 2005.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

March 29, 2006, except for Notes 2, 3 and 21 which are as of October 4, 2006

COMVERGE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of December 31,
	2004	2005
		(Restated)
Assets
Current assets
Cash and cash equivalents	$8,761	$2,606
Accounts receivable, net	4,620	5,288
Inventory, net	2,102	1,721
Prepaid employee termination benefits	—	343
Other current assets	1,057	3,596

Total current assets	16,540	13,554
Property and equipment, net	5,342	10,282
Goodwill and other intangible assets, net	726	677
Other assets	1,353	42

Total assets	$23,961	$24,555

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$2,225	$2,600
Deferred revenue	1,963	4,805
Accrued incentive payments	33	693
Accrued expenses	953	1,185
Liability for employee termination benefits	—	580
Other current liabilities	468	640

Total current liabilities	5,642	10,503
Long-term liabilities
Long-term trade payable	1,362	1,362
Long-term bank debt	—	4,000
Other liabilities	849	440

Total long-term liabilities	2,211	5,802
Commitments and contingencies (Note 18)
Stockholders’ equity
Convertible preferred stock
Series A, $ .001 par value per share, authorized 10,402,000 shares; issued and outstanding 10,401,146 shares as of December 31, 2004 and 2005; liquidation preference of $32,516 as of December 31, 2004 and 2005	21,438	21,438
Series B, $ .001 par value per share, authorized 7,875,377 shares; issued and outstanding 5,640,878 shares as of December 31, 2004 and 2005; liquidation preference of $20,449 as of December 31, 2004 and 2005	13,568	13,568
Series A-2, $ .001 par value per share, authorized 36,076 shares; issued and outstanding 36,076 shares as of December 31, 2004 and 2005; liquidation preference of $150 as of December 31, 2004 and 2005	100	100
Common stock, $ .001 par value per share, authorized 28,185,739 shares; issued and outstanding 5,903,598 and 6,154,373 shares as of December 31, 2004 and 2005, respectively	6	6
Additional paid-in capital	19,105	19,198
Deferred compensation	(30)	—
Accumulated deficit	(38,079)	(46,060)

Total stockholders’ equity	16,108	8,250

Total liabilities and stockholders’ equity	$23,961	$24,555

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,
	2003	2004	2005
	(Restated)	(Restated)	(Restated)
Revenue
Product	$12,344	$12,133	$11,343
Service	3,050	5,131	12,008

Total revenue	15,394	17,264	23,351

Cost of revenue
Product	9,515	7,981	8,392
Service	875	1,680	3,497

Total cost of revenue	10,390	9,661	11,889

Gross profit	5,004	7,603	11,462
Operating expenses
General and administrative expenses	8,943	8,251	11,368
Marketing and selling expenses	4,177	7,335	6,927
Research and development expenses	615	1,046	1,094

Operating loss	(8,731)	(9,029)	(7,927)
Other expense (income)	(30)	66	8
Interest expense	616	163	46

Loss before income taxes	(9,317)	(9,258)	(7,981)
Provision for income taxes	—	—	—

Net loss	$(9,317)	$(9,258)	$(7,981)

Net loss per share
Basic and diluted	$(1.67)	$(1.59)	$(1.31)

Weighted average number of shares used in computation	5,584,085	5,833,151	6,079,942

Pro forma net loss per share (unaudited)
Basic and diluted			$(0.36)

Weighted average number of shares used in computation			22,158,042

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Series A Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series B Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compen- sation	Accumulated Deficit	Total Stock- holders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balances as of December 31, 2002	—	$—	—	$—	—	$—	—	$—	4,937,748	$5	$8,631	$—	$(19,504)	$(10,868)
Issuance of Series A convertible preferred stock	8,945,350	18,425	—	—	—	—	—	—	—	—	—	—	—	18,425
Issuance of Series A-1 convertible preferred stock	—	—	721,527	2,000	—	—	—	—	—	—	—	—	—	2,000
Issuance of Series A-2 convertible preferred stock	—	—	—	—	—	—	36,076	100	—	—	—	—	—	100
Repurchase of Series A-1 convertible preferred stock	—	—	(721,527)	(2,000)	—	—	—	—	—	—	—	—	—	(2,000)
Issuance of common stock for acquisition of 6D	—	—	—	—	—	—	—	—	877,000	1	509	—	—	510
Contribution of debt by affiliated investor	—	—	—	—	—	—	—	—	—	—	9,673	—	—	9,673
Executive compensation payable by affiliated investor	—	—	—	—	—	—	—	—	—	—	200	—	—	200
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(9,317)	(9,317)

Balances as of December 31, 2003	8,945,350	18,425	—	—	—	—	36,076	100	5,814,748	6	19,013	—	(28,821)	8,723
Issuance of Series A convertible preferred stock	1,455,796	3,013	—	—	—	—	—	—	—	—	—	—	—	3,013
Issuance of Series B convertible preferred stock	—	—	—	—	5,640,878	13,568	—	—	—	—	—	—	—	13,568
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	4,052	—	5	—	—	5
Treasury stock	—	—	—	—	—	—	—	—	(8,000)	—	(14)	—	—	(14)
Deferred compensation	—	—	—	—	—	—	—	—	—	—	30	(30)	—	—
Issuance of common stock with Series B financing	—	—	—	—	—	—	—	—	92,798	—	34	—	—	34
Stockholder loans	—	—	—	—	—	—	—	—	—	—	37	—	—	37
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(9,258)	(9,258)

Balances as of December 31, 2004	10,401,146	21,438	—	—	5,640,878	13,568	36,076	100	5,903,598	6	19,105	(30)	(38,079)	16,108
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	775	—	1	—	—	1
Deferred compensation	—	—	—	—	—	—	—	—	—	—	—	30	—	30
Issuance of common stock	—	—	—	—	—	—	—	—	250,000	—	92	—	—	92
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(7,981)	(7,981)

Balances as of December 31, 2005, as restated	10,401,146	$21,438	—	$—	5,640,878	$13,568	36,076	$100	6,154,373	$6	$19,198	$—	$(46,060)	$8,250

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2003	2004	2005
			(Restated)
Cash flows from operating activities
Net loss	$(9,317)	$(9,258)	$(7,981)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,166	1,009	1,394
Noncash stock compensation	200	—	122
Amortization of debt issuance costs	15	29	55
Loss on disposal of property and equipment	62	69	54
Provision for inventory	—	45	355
Allowance for doubtful accounts	—	—	60
Changes in operating assets and liabilities
Accounts receivable, net	579	(1,599)	(728)
Inventory, net	(1,364)	1,256	(1,759)
Prepaid expenses and other assets	(301)	(1,300)	(1,262)
Accounts payable	1,596	(568)	375
Accrued expenses and other liabilities	114	1,774	1,243
Deferred revenue	117	1,592	2,842

Net cash used in operating activities	(7,133)	(6,951)	(5,230)

Cash flows from investing activities
Purchases of property and equipment	(1,485)	(4,156)	(4,851)
Funding of termination benefits	(69)	—	(75)

Net cash used in investing activities	(1,554)	(4,156)	(4,926)

Cash flows from financing activities
Proceeds from exercise of stock options	—	5	1
Purchase of treasury stock	—	(14)	—
Proceeds from Series A preferred stock, net of $218 and $20 issuance costs, respectively	18,425	3,013	—
Proceeds from Series A-1 preferred stock	2,000	—	—
Repurchase of Series A-1 preferred stock	(2,000)	—	—
Proceeds from Series A-2 preferred stock	100	—	—
Proceeds from Series B preferred stock, net of $31 issuance costs	—	13,602	—
Repayments of long-term debt	(8,200)	(1,345)	—
Proceeds from repayment of stockholder loans	—	37	—
Borrowings under credit facility	2,822	—	—
Proceeds from long-term debt	—	—	4,000

Net cash provided by financing activities	13,147	15,298	4,001

Net change in cash and cash equivalents	4,460	4,191	(6,155)
Cash and cash equivalents at beginning of year	110	4,570	8,761

Cash and cash equivalents at end of year	$4,570	$8,761	$2,606

Cash paid for interest	$190	$91	$130
Supplemental disclosure of noncash investing and financing activities
Recording of asset retirement obligation	$—	$102	$67
Increase in fixed assets resulting from transfer of inventory	$685	$686	$1,785
Affiliated investor contribution of debt to paid-in-capital	$9,673	$—	$—
Assets/liabilities acquired in acquisition
Property and equipment	(472)	—	—
Identified intangible	(104)	—	—
Other current liabilities	66	—	—
Value of shares issued in respect of acquisition	510	—	—

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

Comverge, Inc., a Delaware corporation, and its subsidiaries (collectively, the “Company”), provides (i) Smart Grid solutions to utilities and other energy customers consisting of demand response systems made up of hardware, software and installation services (“Smart Grid Solutions Group”), and (ii) Alternative Energy Resources through which the Company provides electric capacity to its utility customers during periods of peak energy demand (“Alternative Energy Resources Group”). Prior to April 2003, the Company was a wholly-owned subsidiary of Acorn Factor, Inc. (formerly known as Data Systems & Software, Inc.) (“AFI”). In April 2003 and continuing thereafter, the Company completed a series of equity financings. After giving effect to the equity financings, AFI remains the Company’s largest stockholder, owning approximately 25 percent of the Company’s issued and outstanding voting equity as of December 31, 2004 and 2005.

Basis of Consolidation

The consolidated financial statements of the Company include the accounts of its subsidiaries. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements presented reflect entries necessary for the fair presentation of the Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005, Consolidated Balance Sheets as of December 31, 2004 and 2005 and Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005. All entries required for the fair presentation of the financial statements are of a normal recurring nature. Intercompany transactions and balances are eliminated upon consolidation.

Liquidity

The Company has a history of recurring losses and negative cash flows from operations. Historically, the Company has funded cash needs through the issuance of preferred stock and subordinated convertible debt financing. In March 2006, the Company completed an additional equity financing through the sale of its Series C convertible preferred stock. The Company’s Alternative Energy Resources Group requires significant capital to support (i) planned operating losses incurred during the installation phase of long-term contracts, and (ii) working capital requirements incident to the provision of long-term capacity commitments. If the Company is unable to obtain additional financing when needed, the Company may be required to reduce its investment in the aforementioned systems and marketing efforts, which may harm its business and operating results. The Company believes that available cash and cash equivalents and borrowings from its senior loan agreement, including the net proceeds from its recent private placements of convertible preferred stock, will be sufficient to meet its capital needs for at least the next 12 months.

The Company’s operations are subject to certain risks and uncertainties, including, among others: its history of annual losses since inception, its potential requirement to make refunds to customers, significant revenues from contracts with a small number of customers, its ability to fully receive the payments estimated from its long-term contracts and recognize revenues from its backlog, its failure to meet product development milestones, its dependency on utility industry customers for its revenues, lengthy sales cycles, it operates in highly competitive markets, its ability to expand strategic partnerships to market its products, its reliance on key third-parties to manufacture its products, its use of technology licensed from third-parties, intellectual property litigation, increases in terminations by residential and commercial customers, and the need to retain key personnel. Any of these factors could impair its ability to expand its operations or to generate significant revenue from those

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

markets in which it operates. As a result of the above and other factors, the Company’s earnings and financial condition can vary significantly from quarter-to-quarter and year-to-year.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Significant estimates include management’s estimate of provisions required for non-collectible accounts receivable, obsolete or slow-moving inventory, and potential product warranty liability. Actual results could differ from those estimates.

Comprehensive Income and Foreign Currency Transactions

Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. There was no difference between the Company’s net loss and its total comprehensive loss for the years ended December 31, 2003, 2004 and 2005, respectively.

The currency of the primary economic environment in which the operations of the Company are conducted is the United States Dollar (“dollar”). Accordingly, the Company and its subsidiaries use the dollar as their functional currency. All exchange gains and losses denominated in non-dollar currencies are presented on a net basis in operating expense in the consolidated statement of operations when they arise. Foreign currency gain (loss) amounted to ($15), ($4) and $14 for the years ended December 31, 2003, 2004 and 2005, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks and short-term investments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on specific identification of accounts considered to be doubtful of collection as well as historical experience. As of December 31, 2004 and 2005, there were $0 and $60, respectively, identified as doubtful of collection.

Inventory, net

Inventories are stated at the lower of cost or market. Inventory cost is determined on the basis of specific identification based on acquisition cost, and due provision is made to reduce all slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values. As of December 31, 2004 and 2005, there were provisions of $45 and $400, respectively, for inventory identified as slow-moving, obsolete, or unusable.

Property and Equipment, net

Property and equipment are presented at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. In the case of installed assets that are part of long-term contracts, the assets are depreciated over the shorter of the useful life or the term of the

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

contract. In respect of these installed assets, depreciation expense is recognized as a component of cost of revenue. Leasehold improvements are depreciated over the shorter of the lease term or useful life. Improvements are capitalized while repairs and maintenance are expensed as incurred. Gains or losses realized on the disposal or retirement of property and equipment are recognized in the consolidated statement of operations.

In accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, the Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. As part of the Company’s Alternative Energy Resources Group, the Company installs hardware at residences of select utility customers. At the request of the homeowner, the Company is obligated to remove this hardware. Any associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and recognized as depreciation expense over the asset’s life. The Company’s estimate is based on the historical data for its asset removed multiplied by the cumulative number of assets installed. Accordingly, in the years ended December 31, 2004 and 2005, the Company recognized an asset retirement obligation liability and an associated adjustment in the cost of long-lived assets of $102 and $67, respectively. In 2003, the estimated cost of these obligations was immaterial and there was no obligation recorded.

Goodwill and Intangibles, net

Goodwill represents the excess of cost over the fair value of the net tangible assets and identified intangible assets of businesses acquired in purchase transactions. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not being amortized. Goodwill and other indefinite-lived intangible assets are tested for impairment on at least an annual basis, on December 31 of each year. Based on the Company’s most recent impairment test completed as of December 31, 2005, there has been no impairment loss recognized for goodwill.

The costs of acquired software are presented at their fair value at acquisition date. The Company amortizes acquired software over the estimated useful lives (generally five years) using the straight-line method, which approximates the projected utility of such assets based upon the information available. The amortization expense related to acquired software is recorded in the respective cost of revenue line item in the Consolidated Statements of Operations.

The costs of registered patents and patents pending acquired from third-parties are presented at their cost as of the acquisition date. In addition, registration costs and fees for patents are capitalized. Registered patent costs are amortized over the estimated remaining useful life of the patents, from four to fourteen years. Costs for patents pending are not amortized until they are issued.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount should be assessed by comparing their carrying value to the undiscounted estimated future net operating cash flows expected to be derived from such assets. If such evaluation indicates a potential impairment, a discounted cash flow analysis is used to measure fair value in determining the amount of these assets that should be written off.

Debt Issuance Costs

Debt issuance costs are amortized over the term of the corresponding debt instrument using the straight-line method, which approximates the effective interest method. Amortization of debt issuance costs was $15, $29 and $55 for the years ended December 31, 2003, 2004 and 2005, respectively.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Debt issuance costs are included in other assets and consisted of the following as of December 31, 2004 and 2005:

	2004	2005
Debt issuance costs	$85	$247
Accumulated amortization	(44)	(99)

Debt issuance costs, net	$41	$148

Warranty Provision

The Company generally warrants its products against certain manufacturing and other defects. These product warranties are provided for specific periods of time and/or usage of the product depending on the nature of the product, the geographic location of its sale and other factors. In late 2004, the Company began to outsource manufacturing operations to a contract manufacturer that provides warranty coverage pursuant to the contractual terms of the agreement. The warranty provision included in Other current liabilities is set forth below.

	Year Ended December 31,
	2003	2004	2005
Warranty provision at beginning of year	$52	$152	$161

Accruals for warranties issued during the year	100	100	49
Warranty settlements during the year	(20)	(91)	(227)
Changes in liability for pre-existing warranties during the year, including expirations	20	—	68

Warranty provision at the end of year	$152	$161	$51

Fair Value of Financial Instruments

The carrying values reported for cash equivalents, accounts receivable, accounts payable and accrued expenses approximated their respective fair values at each balance sheet date due to the short-term maturity of these financial instruments. The subordinated convertible debt is stated at fair value as of December 31, 2004 and 2005, as it bears interest at a variable rate.

Revenue Recognition

In accordance with Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition, the Company recognizes revenues when the following criteria have been met: delivery has occurred, the price is fixed and determinable, collection is probable, and persuasive evidence of an arrangement exists.

Revenue from time-and-materials service contracts and other services are recognized as services are provided. Revenue from maintenance contracts is recognized on a straight-line basis over the life of the contract.

In accordance with SAB 104, the Company defers revenue and associated cost of revenue in its Alternative Energy Resources Group related to certain long-term Virtual Peaking Capacity (“VPC”) contracts until such time as the annual contract price is fixed and determinable. Revenue is invoiced on a monthly or quarterly basis throughout the contract year. The VPC contracts require the Company to provide electric capacity through demand reduction to utility customers, and require a measurement and verification of such capacity on an annual basis in order to determine final contract consideration for a given contract year. Contract years begin at the end of a control season (generally, at the end of a utility’s summer cooling season that correlates to the end of the utility’s peak demand for electricity) and continue for twelve months thereafter. For the year ended December 31, 2004, the Company deferred $1,713 of revenue and $281 of corresponding cost of revenue, which amounts were recognized in the year ended December 31, 2005, upon the successful measurement and verification calculation

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

that occurred in the fourth quarter of 2005. For the year ended December 31, 2005, the Company deferred $2,524 of revenue and $889 of corresponding cost of revenue in respect of these contracts.

The Company has certain contracts which are multiple element arrangements and provide for several deliverables to the customer that may include installation services, right to use software, hardware and hosting services. The Company considers the applicability of Emerging Issues Task Force (“EITF”) No. 00-3, Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, to multiple element arrangements that include software hosting services. For contracts that include software hosting services, the customer does not have the contractual right to take possession of the Company’s software at any time during the hosting period without significant penalty. Therefore, in accordance with EITF 00-3, AICPA Statement of Position (“SOP”) 97-2, Software Revenue Recognition, does not apply to these contracts. Accordingly, these contracts are accounted for in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 requires that the Company assess whether the different elements qualify for separate accounting. Because the Company does not have objective evidence of the fair value of each element, the elements do not qualify for separate accounting. Accordingly, revenue for all elements is recognized ratably over the longer of the estimated customer relationship period or the life of the contract, once all revenue recognition requirements are met. Straight-line attribution is used because there is no other discernible pattern of use that suggests that revenue is earned or obligations are fulfilled in a different pattern.

Our Smart Grid Solutions Group sells hardware products directly to utilities for use and deployment by the utility. The Company recognizes revenue for such sales when persuasive evidence of an arrangement exists, delivery has occurred, the buyer’s price is fixed or determinable and collectibility is reasonably assured consistent with the guidance of Staff Accounting Bulletin 104, Revenue Recognition. These sales are not multiple element arrangements and require no ongoing obligation.

In addition, our Smart Grid Solutions Group provides installation services under a long-term service contract with one of our customers. The Company recognizes revenue for such sales when persuasive evidence of an arrangement exists, services have been rendered, the buyer’s price is fixed or determinable and collectibility is reasonably assured consistent with the guidance of Staff Accounting Bulletin 104, Revenue Recognition.

In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, the Company reports shipping and handling revenues and their associated costs in revenue and cost of revenue, respectively.

In accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), the Company records incentive payments made to participants in its VPC programs as cost of revenue.

Concentration of Credit Risk

The Company derives a significant portion of its revenue from products and services that it supplies to electricity providers such as utilities and independent service operators. Changes in economic conditions and unforeseen events could occur and reduce consumers’ use of electricity. The Company’s business success depends in part on its relationships with a limited number of large customers. During the year ended December 31, 2003, the Company had one customer which accounted for 19% of the Company’s total revenue. During the year ended December 31, 2004, the Company had two customers which accounted for 16% and 12% of the Company’s total

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

revenue. The total accounts receivable from these customers were $256 and $129, respectively, as of December 31, 2004. During the year ended December 31, 2005, the Company had three customers which accounted for 20%, 16% and 13% of the Company’s total revenue. The total accounts receivable from these customers were $325, $1,443 and $261, respectively, as of December 31, 2005. No other customer accounted for more than 10% of the Company’s total revenue in 2003, 2004 or 2005.

The Company is subject to concentrations of credit risk from its cash and cash equivalents, short term investments and accounts receivable. The Company limits its exposure to credit risk associated with cash and cash equivalents and short term investments by placing its cash and cash equivalents with a number of domestic financial institutions and by investing in investment grade securities.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense was $813, $2,816 and $3,709 for the years ended December 31, 2003, 2004 and 2005, respectively. Substantially all advertising costs were incurred to promote the Company’s VPC programs to participants in an effort to acquire electric capacity in fulfillment of certain long-term capacity contracts with utility customers of the Company’s Alternative Energy Resources Group.

Internal Use Software

Software development costs of $0 and $59 were capitalized in 2004 and 2005, respectively, in accordance with SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and will be amortized over a three-year expected life in accordance with Company policy.

Software Development Costs

Software development costs have been accounted for in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Under this standard, capitalization of software development costs begins upon the establishment of technological feasibility and ends when the software is generally available. Based upon the Company’s product development process, technological feasibility is established upon the completion of a working model. To date, the period between achieving technological feasibility and the general availability of the related products has been short and software development costs qualifying for capitalization have not been material. Accordingly, the Company has not capitalized any software development costs. All software development costs are a component of research and development expense.

Research and Development Expenses

All research and development costs are expensed as incurred and consist primarily of salaries and benefits.

Stock-Based Compensation

The Company accounts for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees and related interpretations. In accordance therewith, the Company records compensation expense on fixed stock options and restricted common stock granted to employees and directors at the date of grant if the current market price of the Company’s common stock exceeds the exercise price of the options and restricted common stock. Compensation expense on variable stock option grants is estimated until the measurement date. Deferred compensation is amortized to compensation

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

expense over the vesting period of the underlying options. The Company complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. As such, the Company provides pro forma net loss disclosures for employee and director stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied. The Company’s stock-based employee compensation plan is described more fully in Note 20.

Total stock-based compensation expense determined under the fair-value method for all awards was $122, $105 and $99 for the years ended December 31, 2003, 2004 and 2005, respectively. See the pro forma net loss reconciliation in the table below.

	Year Ended December 31,
	2003	2004	2005
Net loss as reported	$(9,317)	$(9,258)	$(7,981)
Add:
Stock-based employee compensation expense included in reported net income	—	—	30
Deduct:
Total stock-based employee compensation expense determined under fair value method-based methods for all awards	(122)	(105)	(99)

Pro forma net loss	$(9,439)	$(9,363)	$(8,050)

Net loss per share as reported:
Basic and diluted	$(1.67)	$(1.59)	$(1.31)
Pro forma net loss per share:
Basic and diluted	$(1.69)	$(1.61)	$(1.32)

The Company accounts for stock-based compensation issued to consultants on a fair value basis in accordance with SFAS No. 123 and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Segment Reporting

The Company has determined that it operates in two operating segments: the Smart Grid Solutions Group and the Alternative Energy Resources Group. Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker assesses the Company’s performance and allocates the Company’s resources based on two operating segments.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

Income taxes associated with the undistributed earnings of a subsidiary are provided for in accordance with APB No. 23, Accounting for Income Taxes—Special Areas, when the Company has sufficient evidence that the subsidiary has invested or will invest the undistributed earnings indefinitely. If it is determined that the undistributed earnings of a subsidiary will be remitted in the foreseeable future, all taxes related to the remittance of such undistributed earnings are provided for in the current period as income tax expense.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method and, as such, recognizes no compensation cost on grants of employee stock options when the exercise price of an option is at or below the fair market value of the underlying stock. Accordingly, the adoption of SFAS No. 123(R) could have a significant impact on the Company’s results of operations. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

The Company will adopt SFAS No. 123(R) on January 1, 2006 using the prospective method. The Company used the minimum-value method of measuring the fair-value of share based payments granted prior to January 1, 2006. Pursuant to SFAS No. 123(R), after January 1, 2006, the Company will continue to account for the remaining unvested portion of those previously granted awards, unless modified, using the minimum-value method. No compensation cost is expected to be recognized for awards previously granted. For awards granted on or after January 1, 2006 the Company will apply SFAS No. 123(R), which requires a fair-value measurement of all option grants.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle or the correction of an error. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005; however, it does not change the transition provisions of any existing accounting pronouncements. The Company will adopt SFAS No. 154 on January 1, 2006 as required. The Company anticipates that there will be no impact on the financial statements upon adoption.

2.	Restatement of 2003, 2004 and 2005 Financial Statements

The accompanying consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2003, 2004 and 2005 have been restated from those previously issued to correct the accounting for the following transactions:

Revenue recognition

(1)    The Company re-evaluated its accounting for the sale of raw materials inventory to its outsourced manufacturer from 2003 through 2005. Upon completion of such evaluation, it was determined that the sale of raw materials to its outsourced manufacturer should be treated for accounting purposes as a consignment of inventory and the proceeds from the transaction should be deferred and recognized upon the ultimate sale of the finished goods to the end customer, rather than recognized as revenue at the time of sale. At the time the finished goods inventory is sold to the end customer, any revenue and cost of revenue will be recognized. This resulted in

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

an overstatement of revenue and cost of revenue of $248, $895 and $295 for the years ended December 31, 2003, 2004 and 2005, respectively. There was no impact on net loss, financial position, or cash flows in any period.

(2)    The Company re-assessed its accounting for certain multiple element arrangements and determined that the ongoing services are essential to the delivered elements. Upon completion of such assessment, it was determined that contract revenues for all elements should be recognized on a straight-line basis over the estimated contractual relationship period, rather than certain elements being recognized upon delivery. This resulted in an overstatement of revenue of $1,967 and cost of revenue of $790 for the year ended December 31, 2005.

(3)    In connection with the preparation of its June 30, 2006 financial statements, the Company identified a mathematical error in the calculation of revenue for one of its long-term contracts. This resulted in an overstatement of revenue of $99 for the year ended December 31, 2005.

Property and equipment

In connection with the preparation of its June 30, 2006 financial statements, the Company identified instances where certain costs should not have been capitalized or should have been previously written off upon disposal. This resulted in an understatement of net loss of $382 for the year ended December 31, 2005.

Cost of revenue

During 2005, to correct a misclassification of cost of revenue components, the Company reclassified certain costs of revenue related to its 2004 Consolidated Statement of Operations. The revision resulted in a decrease in product cost of revenue and a corresponding increase in service cost of revenue of $602. Accordingly, the 2004 consolidated statement of operations in these financial statements reflects this revision. There was no impact on net loss, financial position, or cash flows related to this reclassification.

Other

In connection with the preparation of its June 30, 2006 financial statements, the Company identified certain errors relating to prepaid expenses and classification of certain components of cost of revenue. This resulted in a decrease in operating expense of $110 and an increase in cost of revenue of $171 for the year ended December 31, 2005.

Accordingly, the Consolidated Balance Sheet as of December 31, 2005, Consolidated Statement of Cash Flows for the year then ended, and the Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005 have been restated to reflect the correction of these errors as follows:

	2003		2004		2005
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Consolidated Statements of Operations
Revenue	$15,642	$15,394	$18,159	$17,264	$25,711	$23,351
Cost of revenue	10,638	10,390	10,556	9,661	12,628	11,889
Gross profit	5,004	5,004	7,603	7,603	13,083	11,462
Operating loss	(8,731)	(8,731)	(9,029)	(9,029)	(6,341)	(7,927)
Net loss	(9,317)	(9,317)	(9,258)	(9,258)	(6,395)	(7,981)
Basic and diluted net loss per share	(1.67)	(1.67)	(1.59)	(1.59)	(1.05)	(1.31)

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

	2005
	As Previously Reported	As Restated
Consolidated Balance Sheet
Current assets	$12,672	$13,554
Property and equipment, net	10,545	10,282
Total assets	23,936	24,555
Current liabilities	8,298	10,503
Total liabilities	14,100	16,305
Total stockholders’ equity	9,836	8,250

	2005
	As Previously Reported	As Restated
Consolidated Statement of Cash Flows
Net cash used in operating activities	$(4,866)	$(5,230)
Net cash used in investing activities	(5,290)	(4,926)
Net cash provided by financing activities	4,001	4,001
Net change in cash and cash equivalents	(6,155)	(6,155)

All footnotes impacted by the restatement have also been restated to reflect the corrected amounts.

3.	Net Loss Per Share and Pro Forma Net Loss Per Share

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common shares from options and warrants using the treasury stock method, and from convertible securities using the if-converted method. Because the Company reported a net loss for the years ended December 31, 2003, 2004 and 2005, all potential common shares have been excluded from the computation of the dilutive net loss per share for all periods presented because the effect would have been antidilutive. Such potential common shares consist of the following:

	Year Ended December 31,
	2003	2004	2005
Series A convertible preferred stock	8,945,350	10,401,146	10,401,146
Series A-2 convertible preferred stock	36,076	36,076	36,076
Series B convertible preferred stock	—	5,640,878	5,640,878
Subordinated debt convertible to Series B convertible preferred stock	—	—	1,103,387
Outstanding options	2,216,049	2,600,996	3,421,513

Total	11,197,475	18,679,096	20,603,000

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Pro forma net loss per share

The weighted average shares used in computing the pro forma basic and diluted net loss per share have been calculated assuming the conversion of all shares of convertible preferred stock outstanding as of December 31, 2005 into common stock as if the shares had converted immediately upon issuance. A reconciliation between the weighted average shares used in the computation of basic and diluted net loss per share and pro forma net loss per share is outlined below:

December 31, 2005
Basic and diluted weighted average common shares outstanding	6,079,942

Adjustment to reflect the conversion of preferred stock outstanding at December 31, 2005:
Conversion of Series A convertible preferred stock	10,401,146
Conversion of Series A-2 convertible preferred stock	36,076
Conversion of Series B convertible preferred stock	5,640,878

Pro forma basic and diluted weighted average common shares outstanding	22,158,042

All of the Company’s convertible preferred stock is automatically convertible into common shares, on a one-for-one basis, upon the consummation of an initial public offering with an offering share price of not less than $7.00 and in which gross proceeds to the Company are at least $30,000 (“qualified IPO”). The $7.00 conversion price for a qualified IPO can only be modified upon an affirmative vote of holders of at least 66 2/3% of the then outstanding Preferred Stock. All references to pro forma information in the notes to the consolidated financial statements are unaudited.

4.	Acquisitions

On April 7, 2003, the Company acquired from an unaffiliated company, Sixth Dimension, Inc. (“6D”), certain property and equipment and acquired software relating to its iNET software platform in exchange for 877,000 of its common shares (the “Acquisition”). The Acquisition was accounted for using the purchase method of accounting. The Company acquired a business including property and equipment, intellectual property, certain contracts with customers and all of 6D’s employees. The iNET platform adds to Comverge’s product offering, technology for upstream monitoring and control of capital assets, by combining real-time, internet-based, data warehousing capabilities with the analytical and metering capabilities of the Company’s PowerCAMP software applications.

The purchase price of the acquired business was $510, determined by an independent appraisal of the value of the Company’s common shares issued in respect of the Acquisition. As a result of the Acquisition, the Company recorded an acquired software asset, the iNET software, of $104. This asset will be amortized on a straight-line basis over three years from the Acquisition date.

Contemporaneous with the Company’s acquisition, certain 6D investors purchased $3,750 of the Company’s Series A convertible preferred stock.

5.	Accounts Receivable, net

Accounts receivable as of December 31, 2004 and 2005 consisted of billed accounts receivable of $4,372 and $4,215, respectively, net of the allowance for doubtful accounts, and unbilled accounts receivable of $248 and $1,073, respectively. Unbilled accounts receivable reflect amounts that the Company expects to invoice in the

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

next twelve months pursuant to the Company’s contractual right to make future billings under the Alternative Energy Resources Group’s VPC contracts.

6.	Inventory, net

Inventory as of December 31, 2004 and 2005 consisted of the following:

	2004	2005
Raw materials and supplies	$1,192	$703
Finished goods	910	1,018

Total inventory	$2,102	$1,721

7.	Other Current Assets

Other current assets as of December 31, 2004 and 2005 consisted of the following:

	2004	2005
Finished product held for return	$—	$1,262
Deferred costs	450	1,863
Prepaid expenses	533	385
Other	74	86

Total other current assets	$1,057	$3,596

The Company reached an agreement in principle with a supplier to repurchase certain finished products sold to the Company in 2003 and carried on the Company’s books as inventory and as a trade payable. The inventory is classified as a current asset, as it is probable of disposition in 2006 through such repurchase commitment. The associated liability to the vendor is classified as long-term pursuant to extended payment terms granted by the supplier to the Company. Deferred costs are the direct cost of revenue associated with revenue deferred under certain long-term contracts.

8.	Property and Equipment, net

Property and equipment as of December 31, 2004 and 2005 consisted of the following:

	Estimated Useful Life (in years)	2004	2005
Load control equipment	Contract term	$4,775	$11,047
Computer hardware and software	3	1,259	1,271
Office furniture, software and other equipment	5-7	1,660	1,019
Leasehold improvements	Lease term	177	170

		7,871	13,507
Accumulated depreciation		(2,529)	(3,225)

Property and equipment, net		$5,342	$10,282

Depreciation in respect of property and equipment was $831, $743 and $1,345 for the years ended December 31, 2003, 2004 and 2005, respectively. Of such amounts, $47, $140 and $921 were included in cost of revenue, and

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

$424, $603, and $784 were included in general and administrative expenses for the years ended December 31, 2003, 2004 and 2005, respectively.

9.	Goodwill and Intangible Assets, net

The Company’s goodwill balance as of December 31, 2004 and 2005 was $499 and related entirely to the Smart Grid Solutions Group segment.

Intangible assets and accumulated amortization as of December 31, 2004 and 2005 consisted of the following:

		2004			2005
	Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Acquired software	3	$104	$(60)	$44	$104	$(95)	$9
Patents	4-14	287	(104)	183	287	(118)	169

		$391	$(164)	$227	$391	$(213)	$178

The Company uses the straight-line method of computing amortization expense. Amortization expense for the years ended December 31, 2003, 2004 and 2005 was $335, $266 and $49, respectively. Estimated amortization expense for the next five years is as follows:

Year Ended December 31,
2006	$24
2007	15
2008	15
2009	15
2010	15
Thereafter	94

10.	Other Assets

Other assets as of December 31, 2004 and 2005 consisted of the following:

	2004	2005
Long-term inventory	$975	$—
Prepaid employee termination benefits	336	—
Other	42	42

Total other assets	$1,353	$42

The inventory balance of $975 as of December 31, 2004 represented certain finished goods inventory not anticipated at the time to be sold during the next twelve months primarily due to the necessary completion of certain firmware to be integrated into the products. The inventory was obtained pursuant to a purchase agreement with the vendor that provides for extended payment terms. The long-term inventory and prepaid employee termination benefits were classified to current in 2005, as they are expected to be utilized in 2006.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

11.	Accrued Expenses

Accrued expenses as of December 31, 2004 and 2005 consisted of the following:

	2004	2005
Installation fees	$173	$476
Professional fees	127	68
Marketing fees	282	31
Other	371	610

Total accrued expenses	$953	$1,185

12.	Liability for Employee Termination Benefits

Under Israeli law and labor agreements, one of the Company’s subsidiaries, Comverge Control Systems Ltd., is required to make severance and pension payments to dismissed employees and to employees leaving employment in certain other circumstances. The obligation for severance pay benefits, as determined by the Israeli Severance Pay Law, is based upon length of service and last salary. These obligations are substantially covered by regular deposits with recognized severance pay and pension funds and by the purchase of insurance policies. The pension plans are multi-employer and independent of the Company. Pension and severance costs for the years ended December 31, 2003, 2004 and 2005 was $217, $143 and $89, respectively, and is included in general and administrative expenses.

On December 27, 2005, the Company notified the employees of its subsidiary of its intent to close the Israel office of such subsidiary effective June 30, 2006. Accordingly, the Company’s liability for employee termination benefits of $580 accrued as of December 31, 2005 was classified as a current liability and the unfunded amount representing the difference between the liability and the prepaid employee termination benefits of $343 as of December 31, 2005 will be funded in 2006.

13.	Other Current Liabilities

Other current liabilities as of December 31, 2004 and 2005 consisted of the following:

	2004	2005
Accrued payroll and related	$273	$515
Other	195	125

Total other current liabilities	$468	$640

14.	Long-Term Trade Payable

As of December 31, 2004 and 2005, the Company owed a trade vendor $1,362 in consideration of certain inventory obtained pursuant to a purchase agreement executed in September 2003. An amendment to the terms of the purchase agreement in November 2005 changed the due date of this trade obligation to June 30, 2007. The amount owed bears no interest and is not collateralized by any assets of the Company.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

15.	Other Liabilities

Other liabilities as of December 31, 2004 and 2005 consisted of the following:

	2004	2005
Accrued compensation	$210	$285
Deferred revenue	—	34
Liability for employee termination benefits	559	—
Asset retirement obligation	80	121

Total other liabilities	$849	$440

16.	Long-Term Debt

The Company maintains a senior credit facility (“Credit Facility”) with a United States commercial bank. On September 24, 2004, the Company modified the Credit Facility to (i) increase the revolving line credit amount to $7,000, (ii) increase the letter of credit sublimit to $3,000 and (iii) extend the maturity date of the Credit Facility to September 15, 2007. On October 25, 2005, the Company amended the Credit Facility to include in the definition of eligible receivables certain amounts owing but not yet invoiced to account debtors. The Credit Facility, as amended, bears interest at either prime plus 2.0 percent or prime plus 2.75 percent per annum, depending on the Company’s performance under a financial covenant contained in the agreement. No interest was paid on the Credit Facility in 2005 and $85 was paid in 2004. The Credit Facility is collateralized by virtually all of the assets of the Company including the Company’s intellectual property. Borrowings under the Credit Facility can be requested, from time to time, up to an amount that, based on a formula, includes (i) up to 80 percent of eligible receivables and (ii) eligible inventory limited to the lesser of (A) 25 percent of fair market value, (B) 80 percent of net orderly liquidation value, (C) $500 or (D) 25% of the aggregate eligible accounts receivable outstanding. As of December 31, 2004 and 2005, the Company had no borrowings under the Credit Facility and borrowing availability under the Credit Facility of approximately $4,000.

On June 10, 2005, the Company entered into a $4,000 subordinated convertible debt agreement (“Convertible Debt”) with a U.S.-based lender with a maturity date of June 2010. The Convertible Debt bears interest at three percent plus the three-month LIBOR rate. The Convertible Debt requires payment of interest only provided that the Company meets or exceeds certain pro forma revenue targets calculated on a quarterly basis during the term. If the Company does not meet or exceed such revenue targets, at the option of the lender, the Convertible Debt will amortize ratably over a two-year period or such lesser period as remains until the maturity date. No principal payments have been required to date and none are expected to be paid during 2006. The lender may convert the principal amount of the loan into the Company’s Series B convertible preferred stock at a price of $3.62 per share at any time during its term. The Company may convert the principal amount of the loan under the same terms upon a qualified IPO of its common stock. The principal amount of the Convertible Debt may be prepaid at any time provided that the payment must include an amount calculated to compensate the lender for interest that would have been paid through the maturity date of the Convertible Debt, determined by multiplying the principal balance by the current interest rate for each interest paying period from the prepayment date to the maturity date and then discounting the results to the repayment date at an annual rate of 20%. In addition, in the event of a prepayment of the principal amount, the lender has been provided a warrant to purchase 1,103,387 shares of the Company’s Series B convertible preferred stock at a price of $3.62 per share. The Convertible Debt is collateralized by a second lien on substantially all of the assets of the Company and is subordinated to the Credit Facility. Borrowings were used for general corporate purposes.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Long-term debt as of December 31, 2004 and 2005 consisted of the following:

	2004	2005
Credit Facility with a U.S. bank, collateralized by substantially all of the Company’s assets, maturing in September 2007, interest payable at a variable rate	$—	$—
Convertible Debt, collateralized by a second lien on substantially all of the Company’s assets, maturing in June 2010, interest payable monthly at a variable rate of interest (7.08% as of December 31, 2005)	—	4,000

Total long-term debt	$—	$4,000

17.	Income Taxes

A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the consolidated financial statements is as follows:

	Year Ended December 31,
	2003	2004	2005
Federal income tax at statutory federal rate	34.0%	34.0%	34.0%
State income tax expense (net of Federal benefit)	4.0%	4.0%	3.7%
Other	(0.4%)	(1.4%)	(1.3%)
Valuation allowance	(37.6%)	(36.6%)	(36.4%)

Effective tax rate	0%	0%	0%

Deferred tax assets (liabilities) consisted of the following:

	Year Ended December 31,
	2003	2004	2005
Deferred tax assets
Net operating loss carryforwards	$7,981	$10,283	$14,014
Other	735	1,161	795
Deferred tax liabilities
Other	(185)	(171)	(729)

	8,531	11,273	14,080
Valuation allowance	(8,531)	(11,273)	(14,080)

Net deferred tax assets	$—	$—	$—

As of December 31, 2005, the Company provided a valuation allowance for the full amount of its net deferred tax asset because realization of any future tax benefit cannot be sufficiently assured.

The Company had federal, state, and foreign net operating losses of approximately $35,000, $26,761 and $3,241, respectively, as of December 31, 2005. The federal net operating loss carryforwards begin expiring in 2019, and state net operating loss carryforwards begin expiring in 2006. During the year ended December 31, 2003, certain substantial changes in the Company’s ownership, as defined in the provisions of the Internal Revenue Code, resulted in a limitation on the utilization of a significant portion of the federal and state net operating losses on an annual basis.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

18.	Commitments and Contingencies

Operating Leases

Rental leasing expenses for the years ended December 31, 2003, 2004 and 2005 were $532, $624 and $751, respectively. Estimated future minimum rental payments and lease payments on noncancelable operating leases as of December 31, 2005 are as follows:

Year Ended December 31,
2006	$498
2007	218
2008	181
2009	166
2010	14

Employee Retirement Savings Plan

The Company sponsors a tax deferred retirement savings plan that permits eligible U.S. employees to contribute varying percentages of their compensation up to the limit allowed by the Internal Revenue Service. This plan also provides for discretionary Company contributions. No discretionary contributions were made for the years ended December 31, 2003, 2004 or 2005.

Royalties

The Company’s subsidiary, Comverge Control Systems Ltd., is obligated to pay royalties to the Government of Israel on proceeds from the sale of certain products that incorporate intellectual property developed in whole or in part through grants from the Chief Scientist of the State of Israel (“Chief Scientist”). Royalties are payable at a rate of 4.5 percent of the annual sales of such products. Royalties payable under this arrangement are not to exceed the original amount of the grants, which was $595. As of December 31, 2005, the maximum amount payable on the future sale of products, if any, was approximately $388.

Certain Intellectual Property

In connection with its decision to close its Israel office in 2006, the Company is assessing alternatives in respect of the transfer to its United States operations certain intellectual property developed with grants from the Chief Scientist. The Company has held preliminary conversations with the Chief Scientist and can transfer such intellectual property without restriction provided that it pays to the Chief Scientist $388, the unamortized balance of the grants, or such lesser amount as it may be able to negotiate. It may also replicate such intellectual property in the United States provided that it does not do so with work product developed in Israel and does not utilize Israeli employees who originally created such intellectual property to do so. The Company is also investigating the viability of transferring the intellectual property and corresponding obligation to the Chief Scientist to another Israel corporation and licensing the use of such intellectual property as is necessary to incorporate into its products.

Guarantees

The Company typically grants customers a warranty that guarantees that its products will substantially conform to its current specifications for 90 days from the delivery date. The Company also indemnifies its customers from third-party claims of intellectual property infringement relating to the use of its products. Standard software

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

license agreements contain indemnification clauses that are limited in amount. Pursuant to these clauses, the Company indemnifies and agrees to pay any judgment or settlement relating to a claim. The Company accounts for these clauses under FASB Staff Position FIN No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. Accordingly, there were no liabilities recorded for these agreements as of December 31, 2005.

19.	Stockholders’ Equity

Contribution of AFI Debt to Paid-in Capital

In April of 2003, by agreement, and in consideration of the sale of the Company’s Series A and A-1 convertible preferred stock and the placement of the Credit Facility, AFI and its affiliated companies (other than the Company) contributed accrued management fees and the principal amount of loans, advances and accrued interest thereon in the amount of $9,673 to additional paid-in capital.

Common Stock

Holders of the Company’s common stock are entitled to dividends if and when declared by the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors, one of whom shall serve as the Chief Executive Officer of the Company, at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

Convertible Preferred Stock

During 2003, the Company sold to investors (i) 8,945,350 shares of its Series A convertible preferred stock (“Series A Preferred”) for $18,425, (ii) 721,527 shares of its Series A-1 convertible preferred stock (“Series A-1 Preferred”) for $2,000 and (iii) 36,076 of its Series A-2 convertible preferred stock (“Series A-2 Preferred”) for $100. The Company repurchased its Series A-1 Preferred in 2003 pursuant to a put right of an investor for $2,000 plus accrued dividends of $74, which dividends were recognized as a financial expense in 2003.

During 2004, the Company sold to investors (i) 1,455,796 of its Series A Preferred for $3,013 and (ii) 5,640,878 shares of its Series B convertible preferred stock (“Series B Preferred”) for $13,602. As part of the Series B Preferred transaction, the Company issued 92,798 shares of common stock for no monetary consideration to one of the investors. The fair value of these shares, based on an independent third party valuation, is $34. Accordingly, the Company made a pro rata allocation of the total consideration received to the holders of the Series B Preferred and the common stock, resulting in $13,568 allocated to the Series B Preferred and $34 to the common stock.

The rights, preferences and privileges attached to the Series A Preferred, Series A-2 Preferred and Series B Preferred (collectively, the “Preferred Stock”) are as follows:

(a) Conversion

The Preferred Stock is convertible into the Company’s common stock on a one-for-one basis subject to certain adjustments to affect anti-dilution rights. Conversion is mandatory (i) in the event that the holders of at least a majority of the then-outstanding shares of Preferred Stock consent to such conversion or (ii) upon the closing of a qualified IPO. The holders of Preferred Stock have no redemption rights.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

(b) Board of Directors

In any election of directors, the holders of Preferred Stock, voting as a separate class, are entitled to elect three members of the Board of Directors and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors. The board can be increased by no more than two additional seats based on a majority vote of the then members of the board. The additional two seats shall be filled by independent directors, who shall be selected by unanimous vote of the then members of the Board of Directors other than the independent directors.

(c) Dividends

In the event the Company declares and pays any dividend on its common stock other than stock or other dividends payable solely in shares of common stock, the Company must also pay to the holders of Preferred Stock the dividends that would have been payable had all of the outstanding Preferred Stock been converted to common stock immediately prior to the record date of the dividend.

The holders of shares of Preferred Stock, on a pari passu basis and in preference to the holders of any shares of any other class of capital stock of the Company, shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds legally available therefore, dividends at the rate of 8 percent per annum based, in each case, on the original Preferred Stock issue price. Dividends are noncumulative.

(d) Voting

The Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company.

(e) Liquidation Preferences

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series A Preferred and Series B Preferred shall be entitled to be paid, on a pari passu basis, before any distribution or payment is made upon the Series A-2 Preferred or on the common stock an amount equal to 1.5 times the original Series A Preferred issue price per share or original Series B Preferred price per share, respectively, plus all declared and unpaid dividends. After payment to the holders of Series A Preferred and the Series B Preferred of the full amounts to which they are entitled the holders of Series A-2 Preferred shall be entitled to be paid, before any distribution or payment is made upon the common stock, an amount equal to 1.5 times the original Series A-2 Preferred issue price per share plus all declared but unpaid dividends. After the preferential payments have been made in full, any additional remaining assets shall be distributed ratably to the holders of Preferred Stock (on an as-converted basis) and common stock until such holders of Preferred Stock have received, inclusive of their liquidation amount, an amount equal to 5 times their original issue price per share. After payment of all preferential amounts, the entire remaining assets of the Company legally available for distribution, if any, shall be distributed ratably among the holders of its common stock.

Unless otherwise agreed by holders of at least 66 2/3 percent of the then-outstanding shares of Preferred Stock, a liquidation, dissolution or winding up of the Company shall also include (i) the acquisition or sale of the Company unless the Company’s stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale hold at least 50 percent of the voting power of the surviving or acquiring entity or (ii) a sale, lease or other conveyance or disposition of all or substantially all of the assets of the Company, including a sale of all or substantially all of the assets of the Company’s subsidiaries, if such assets constitute substantially all of the assets of the Company and such subsidiaries taken as a whole.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

The Company has issued and outstanding shares of preferred stock with no par value. In the event of a liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of any preferred stock at the time outstanding will be entitled to be paid a preferential amount per share to any payment to holders of common stock. Shares of preferred stock are convertible into common stock on a one-for-one ratio based on public offering of the Company’s common stock at a price in excess of $7.00 per share.

(f) Anti-dilution Rights

The conversion prices of Preferred Stock are subject to broad-based weighted average anti-dilution adjustments to reduce dilution in the event the Company issues additional equity securities (other than Board of Directors approved employee incentives, including stock options) at a purchase price less than the then-applicable conversion price of the Series A Preferred, Series A-2 Preferred and Series B Preferred, respectively. The conversion price is also subject to proportional adjustment for stock splits, stock dividends, recapitalizations and similar transactions.

(g) Protective Provisions

For so long as at least 100,000 shares of Preferred Stock remain outstanding, consent of the holders of at least 66 2/3% of the then outstanding Preferred Stock shall be required to (i) alter or change the rights, preferences or privileges of the Preferred Stock, (ii) create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on a parity with the Preferred Stock, (iii) amend or waive any provision of the Company’s articles of incorporation or bylaws, (iv) increase or decrease the authorized number of shares of common or Preferred Stock, (v) redeem any shares of common stock (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase shares upon the termination of services), (vi) consummate any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold, (vii) increase or decrease the authorized size of the Company’s Board of Directors or the Compensation Committee of the Board of Directors, (viii) pay or declare any dividend on any shares of common stock or Preferred Stock, (ix) liquidate or dissolve the Company, (x) increase the number of shares reserved for issuance under the Company’s option plan, (xi) issue any shares of capital stock of the Company or options to acquire capital stock of the Company under the Company’s option plan, unless such issuance is approved by the Board of Directors and the Compensation Committee of the Board of Directors, or (xii) authorize or incur any additional indebtedness in excess of $500 (other than the revolving Credit Facility), unless such incurrence of indebtedness is approved by the Board of Directors, including at least two of the directors designated by the holders of Preferred Stock.

Stock Warrant

In June 2005, in conjunction with the Convertible Debt financing, the Company issued a warrant to the lender to purchase 1,103,387 shares of Series B Preferred for $3.62 per share. The warrant is exercisable only if the Company prepays the principal amount of the Convertible Debt. As a result, the warrant is not detachable from the Convertible Debt. In accordance with APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, the securities are substantially equivalent and not accounted for separately. The warrant will expire in June 2010 or earlier upon the conversion of any portion of the principal amount of the Convertible Debt into shares of the Company.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

20.	Stock-Based Compensation

The Company’s stock option plan provides for the granting to officers, directors and other key employees of the Company options to purchase shares of common stock at not less than 85 percent of the estimated fair value of the Company’s common stock on the date of grant. The purchase price must be paid in cash. As of December 31, 2005, the Company had 3,421,513 issued and outstanding options of which 79,266 options have been exercised by optionees. Options expire between five years and ten years from the date of the grant. The options generally vest over a two to four year period from the date of the grant. As of December 31, 2005, 701,250 options were available for grant under the plan.

A summary of the Company’s option activity as of December 31, 2003, 2004 and 2005, as well as changes during the year then ended, is presented below:

	2003		2004		2005
	Number of Options (in Shares)	Weighted Average Exercise Price	Number of Options (in Shares)	Weighted Average Exercise Price	Number of Options (in Shares)	Weighted Average Exercise Price
Outstanding at beginning of year	943,530	$1.20	2,216,049	$1.20	2,600,996	$0.95
Granted	1,278,800	1.20	980,525	0.44	934,507	0.37
Exercised	—	1.20	(4,052)	1.27	(775)	1.02
Forfeited	(6,281)	1.20	(591,526)	1.06	(113,215)	0.54

Outstanding at end of year	2,216,049	1.20	2,600,996	0.95	3,421,513	0.80

Exercisable at end of year	921,094	$1.16	1,260,078	$1.13	1,908,980	$0.98

	Outstanding as of December 31, 2005
Exercise Prices	Number Outstanding	Average Remaining Contractual Life	Number Exercisable
	(In Shares)	(In Years)	(In Shares)
$0.29	786,401	5.77	483,088
$0.37	772,256	6.36	600
$0.40	114,460	3.19	79,092
$1.20	1,663,059	3.42	1,260,863
$1.31	50,687	5.87	50,687
$2.00	10,191	0.01	10,191
$4.00	24,459	0.24	24,459

	3,421,513	4.62	1,908,980

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

The fair value of the common stock was determined by the Company contemporaneously with the grants based, in part, on valuations performed by an independent valuation firm, Duff & Phelps LLC. The weighted average grant-date fair value of 1,278,800, 980,525 and 934,507 options granted during 2003, 2004 and 2005 was $354, $53, and $65, respectively. The Company utilized the Black-Scholes option pricing model to estimate fair value, utilizing the following assumptions for the respective years (weighted averages based on grants during the period):

	2003	2004	2005
Risk-free interest rate	5.38%	3.50%	3.92%
Expected term of options, in years	5.0	5.0	5.0
Expected annual volatility	0%	0%	0%
Expected dividend yield	0%	0%	0%

During 2002, the Company repriced certain incentive stock options of ten employees. One of these employee’s options were repriced, pursuant to his employment agreement, from $4.00 to $1.20 per share. The Company also repriced certain incentive stock options of ten employees (including the aforementioned employee) who held certain anti-dilution options from $1.94 to $1.31 per share. As a result of these repricings, the options are accounted for as variable awards with a compensation charge recognized for periodic changes in the intrinsic value of the option until the award expires, is exercised, or is forfeited. No compensation charge was recognized during 2004 or 2005 related to these repriced option grants because the fair market value of the common stock was below the exercise prices. During 2004, the Company incurred $30 in deferred compensation related to option grants which was recognized into expense during 2005.

During 2005, the Company granted 250,000 shares of restricted common stock to two senior executives. The shares were fully vested at the date of grant. The shares are subject to certain rights of first refusal granted to the Company and accordingly may not be sold, assigned, transferred or otherwise disposed of except in conformity with the terms of the stock agreement. The fair value of the shares on the date of issuance was determined to be $92. The Company recorded compensation expense in an amount equal to the fair value of the stock on the date of grant in conjunction with the issuance.

21.	Segment Information

The Company has two operating segments: the Alternative Energy Resources Group and the Smart Grid Solutions Group. The Smart Grid Solutions Group sells hardware, software and installation services to utilities that elect to own and operate such demand response networks for their own benefit. The Alternative Energy Resources Group sells electric capacity to utilities on an outsourced basis under long-term contracts. The Alternative Energy Resources Group accomplishes this by developing, owning, and managing a demand response network on behalf of the utility. Management has three primary measures of segment performance: revenue, gross profit (margin) and operating income. The Alternative Energy Resources Group purchases demand response hardware and software from the Smart Grid Solutions Group. All inter-operating segment revenues are eliminated in consolidation. Smart Grid Solutions Group product hardware and software cost of revenue include materials, labor and overhead. Within the Alternative Energy Resources Group, cost of revenue are based on operating costs, primarily telecommunications costs related to the network and depreciation of the assets capitalized in building the demand response network. Operating expenses directly associated with each operating segment include sales, marketing, product development and administrative expenses.

Corporate operating expenses, interest income, interest expense, other income (expense) and amortization expense are not allocated to the operating segments nor included in the measure of segment profit or loss. The Company does not allocate assets and liabilities to its operating segments. All depreciation expense was directly related to the operating segments for the year ended December 31, 2003, 2004 and 2005.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

The following tables show revenue for each of the Company’s operating segments.

	Year Ended December 31, 2003
	Smart Grid Solutions Group	Alternative Energy Resources Group	Corporate Unallocated Costs	Eliminations	Total
Revenue	$16,097	$248	$—	$(951)	$15,394
Cost of revenue	10,867	51	—	(528)	10,390

Gross profit	5,230	197	—	(423)	5,004
Operating expenses
General and administrative expenses	5,748	238	2,957	—	8,943
Marketing and selling expenses	3,721	456	—	—	4,177
Research and development expenses	615	—	—	—	615

Total operating expenses	10,084	694	2,957	—	13,735

Operating loss	$(4,854)	$(497)	$(2,957)	$(423)	$(8,731)

	Year Ended December 31, 2004
	Smart Grid Solutions Group	Alternative Energy Resources Group	Corporate Unallocated Costs	Eliminations	Total
Revenue	$17,364	$1,158	$—	$(1,258)	$17,264
Cost of revenue	10,741	178	—	(1,258)	9,661

Gross profit	6,623	980	—	—	7,603
Operating expenses
General and administrative expenses	4,713	428	3,110	—	8,251
Marketing and selling expenses	4,675	2,660	—	—	7,335
Research and development expenses	1,030	16	—	—	1,046

Total operating expenses	10,418	3,104	3,110	—	16,632

Operating loss	$(3,795)	$(2,124)	$(3,110)	$—	$(9,029)

	Year Ended December 31, 2005
	Smart Grid Solutions Group	Alternative Energy Resources Group	Corporate Unallocated Costs	Eliminations	Total
Revenue	$17,650	$8,778	$—	$(3,077)	$23,351
Cost of revenue	12,298	2,414	—	(2,823)	11,889

Gross profit	5,352	6,364	—	(254)	11,462
Operating expenses
General and administrative expenses	5,435	3,842	2,091	—	11,368
Marketing and selling expenses	1,892	4,121	914	—	6,927
Research and development expenses	1,094	—	—	—	1,094

Total operating expenses	8,421	7,963	3,005	—	19,389

Operating loss	$(3,069)	$(1,599)	$(3,005)	$(254)	$(7,927)

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Operating expenses not directly associated with an operating segment are classified as “Corporate Unallocated Costs”. Corporate Unallocated Costs include support group compensation, travel, professional fees and marketing activities.

22.	Related Party Transactions

An affiliate of AFI charged the Company’s Israeli subsidiary, Comverge Control Systems Ltd., $138 in each of the years ended December 31, 2003, 2004 and 2005. Such charges were in consideration of providing office space and certain accounting and administrative services, which amounts are included in general and administrative expense. AFI also paid a cash bonus of $200 to an executive officer of the Company in January 2004 related to performance metrics achieved during 2003. This amount was recognized in the Company’s Consolidated Statement of Operations as compensation expense in 2003. Because the Company had no obligation to reimburse AFI for such bonus payment, it was classified on the Company’s Consolidated Balance Sheet as a contribution to additional paid-in capital.

Prior to 2002, the Company extended loans of $10 each to both the Chief Executive Officer and Chief Financial Officer of AFI. The loans had an initial maturity date of January 3, 2002, and were to mature on January 3, 2004. The loans bore interest at 4.25 percent per annum. The balance of the loans and accrued interest totaling $37 was repaid in 2004.

The lender of the Convertible Debt became a stockholder of the Company in February 2006 by investing in the Series C convertible preferred stock. During 2005, the Company made interest payments on the Convertible Debt of $130 in addition to paying the lender an $80 placement fee related to the Convertible Debt.

A holder of greater than 5% of the Company’s Series A Preferred and Series B Preferred supplies thermostats to the Company pursuant to a restated communicating thermostat co-development and supply agreement dated as of June 1, 2005. Pursuant to the agreement, such stockholder has agreed to develop one or more customized thermostats to be combined with the Company’s communication interfaces. The Company has agreed to pay such stockholder a specified amount for co-development expenses with respect to each customized thermostat model and a specified price for each unit produced. For the years ended December 31, 2003, 2004 and 2005, the Company paid such stockholder $0, $172 and $1,308, respectively.

23.	Subsequent Events

Series C Convertible Preferred Stock

In March 2006, the Company completed the sale of 1,100,000 shares of Series C convertible preferred stock (“Series C Preferred”) for $5,500. The rights, preferences and privileges attached to the Series C Preferred are identical to those of holders of the Series A Preferred and Series B Preferred.

Stock Warrant

In February 2006, a significant investor in the Series C Preferred entered into a strategic marketing and development agreement with the Company (“Agreement”). As part of the Agreement, the investor was given a warrant to purchase 500,000 shares of Series C Preferred for $7.50 per share. The warrant is exercisable only if the investor meets certain defined performance milestones under the Agreement as specified in the warrant. The warrant expires upon the earlier of a qualified IPO or August 2008.

Schedule II

Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Deducted from asset accounts:
Year ended December 31, 2003:
Allowance for doubtful accounts	$—	$—	$—	$—
Allowance for inventory obsolescence	30	140	—	170
Valuation allowance on net deferred tax assets	4,626	3,905	—	8,531

	$4,656	$4,045	$—	$8,701

Year ended December 31, 2004:
Allowance for doubtful accounts	$—	$—	$—	$—
Allowance for inventory obsolescence	170	—	125	45
Valuation allowance on net deferred tax assets	8,531	2,742	—	11,273

	$8,701	$2,742	$125	$11,318

Year ended December 31, 2005:
Allowance for doubtful accounts	$—	$60	$—	$60
Allowance for inventory obsolescence	45	355	—	400
Valuation allowance on net deferred tax assets	11,273	2,807	—	14,080

	$11,318	$3,222	$—	$14,540

COMVERGE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands, except share data)

	As of September 30, 2006	Pro Forma Stockholders’ Equity as of September 30, 2006
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$1,184
Accounts receivable, net	10,023
Inventory, net	1,344
Prepaid employee termination benefits	245
Other current assets	9,660

Total current assets	22,456
Property and equipment, net	12,223
Goodwill and other intangible assets, net	689
Other assets	88

Total assets	$35,456

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$1,813
Deferred revenue	18,813
Accrued incentive payments	609
Accrued expenses	3,166
Liability for employee termination benefits	373
Short-term bank debt	3,200
Other current liabilities	901

Total current liabilities	28,875
Long-term liabilities
Long-term bank debt	4,000
Other liabilities	655

Total long-term liabilities	4,655
Commitments and contingencies (Note 13)
Stockholders’ equity
Convertible preferred stock
Series A, $.001 par value per share, authorized 10,402,000 shares; issued and outstanding 10,401,146 shares as of September 30, 2006; liquidation preference of $32,516 as of September 30, 2006	21,438	$—
Series B, $.001 par value per share, authorized 7,875,377 shares; issued and outstanding 5,640,878 shares as of September 30, 2006; liquidation preference of $20,449 as of September 30, 2006	13,568	—
Series C, $.001 par value per share, authorized 1,600,000 shares; issued and outstanding 1,100,000 shares as of September 30, 2006; liquidation preference of $8,250 as of September 30, 2006	5,411	—
Series A-2, $.001 par value per share, authorized 36,076 shares; issued and outstanding 36,076 shares as of September 30, 2006; liquidation preference of $150 as of September 30, 2006	100	—
Common stock, $.001 par value per share, authorized 31,818,965 shares; issued and outstanding 6,887,146 shares as of September 30, 2006; issued and outstanding 24,059,028 shares (pro forma)	7	24
Additional paid-in capital	19,907	60,407
Accumulated deficit	(58,505)	(58,505)

Total stockholders’ equity	1,926	$1,926

Total liabilities and stockholders’ equity	$35,456

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Nine Months Ended September 30,
	2005	2006
Revenue
Product	$9,202	$9,365
Service	2,649	3,386

Total revenue	11,851	12,751

Cost of revenue
Product	6,337	6,284
Service	1,027	1,287

Total cost of revenue	7,364	7,571

Gross profit	4,487	5,180
Operating expenses
General and administrative expenses	8,208	10,529
Marketing and selling expenses	5,282	6,089
Research and development expenses	870	637

Operating loss	(9,873)	(12,075)
Other expense (income)	(7)	97
Interest expense (income)	(10)	240

Loss before income taxes	(9,856)	(12,412)
Provision for income taxes	—	(33)

Net loss	$(9,856)	$(12,445)

Net loss per share
Basic and diluted	$(1.63)	$(1.95)

Weighted average number of shares used in computation	6,054,859	6,396,496

Pro forma net loss per share (unaudited)
Basic and diluted		$(0.53)

Weighted average number of shares used in computation		23,574,596

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balances as of December 31, 2005	10,401,146	$21,438	5,640,878	$13,568	—	$—	36,076	$100	6,154,373	$6	$19,198	$(46,060)	$8,250
Issuance of Series C convertible preferred stock	—	—	—	—	1,100,000	5,411	—	—	—	—	—	—	5,411
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	732,773	1	580	—	581
Noncash stock compensation	—	—	—	—	—	—	—	—	—	—	129	—	129
Net loss	—	—	—	—	—	—	—	—	—	—	—	(12,445)	(12,445)

Balances as of September 30, 2006	10,401,146	$21,438	5,640,878	$13,568	1,100,000	$5,411	36,076	$100	6,887,146	$7	$19,907	$(58,505)	$1,926

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2005	2006
Cash flows from operating activities
Net loss	$(9,856)	$(12,445)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	355	294
Noncash stock compensation	—	129
Amortization of debt issuance costs	37	56
Loss on disposal of property and equipment	1	19
Provision for inventory	—	94
Allowance for doubtful accounts	—	150
Deferred income taxes	—	33
Changes in operating assets and liabilities
Accounts receivable, net	(3,980)	(4,886)
Inventory, net	(2,295)	(1,034)
Prepaid expenses and other assets	(1,737)	(4,025)
Accounts payable	1,318	(787)
Accrued expenses and other liabilities	279	715
Deferred revenue	8,459	14,008

Net cash used in operating activities	(7,419)	(7,679)

Cash flows from investing activities
Purchases of property and equipment	(2,741)	(2,745)
Acquisition of intangible assets	—	(32)
Funding of termination benefits	(23)	(14)

Net cash used in investing activities	(2,764)	(2,791)

Cash flows from financing activities
Proceeds from exercise of stock options	—	581
Proceeds from Series C convertible preferred stock, net of $89 issuance costs	—	5,411
Payment of IPO costs	—	(144)
Proceeds from debt	4,000	3,200

Net cash provided by financing activities	4,000	9,048

Net change in cash and cash equivalents	(6,183)	(1,422)
Cash and cash equivalents at beginning of period	8,761	2,606

Cash and cash equivalents at end of period	$2,578	$1,184

Cash paid for interest	$56	$255

Supplemental disclosure of noncash investing and financing activities
Recording of asset retirement obligation	$46	$56
Increase in fixed assets resulting from transfer of inventory	$1,156	$1,317

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

Comverge, Inc., a Delaware corporation, and its subsidiaries (collectively, the “Company”), provides (i) Smart Grid solutions to utilities and other energy customers consisting of demand response systems made up of hardware, software and installation services (“Smart Grid Solutions Group”), and (ii) Alternative Energy Resources through which the Company provides electric capacity to its utility customers during periods of peak energy demand (“Alternative Energy Resources Group”). Prior to April 2003, the Company was a wholly-owned subsidiary of Acorn Factor, Inc. (formerly known as Data Systems & Software, Inc.) (“AFI”). In April 2003 and continuing thereafter, the Company completed a series of equity financings. After giving effect to the equity financings, AFI remains the Company’s largest stockholder, owning approximately 23 percent of the Company’s issued and outstanding voting equity as of September 30, 2006.

Basis of Consolidation

The consolidated financial statements of the Company include the accounts of its subsidiaries. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements presented reflect entries necessary for the fair presentation of the Consolidated Statements of Operations for the nine months ended September 30, 2005 and 2006, Consolidated Balance Sheet as of September 30, 2006 and Consolidated Statements of Cash Flows for the nine months ended September 30, 2005 and 2006. All entries required for the fair presentation of the financial statements are of a normal recurring nature. Intercompany transactions and balances are eliminated upon consolidation.

The results of operations for the nine months ended September 30, 2005 and 2006 are not necessarily indicative of the results expected for the full fiscal year or for any other fiscal period.

Pro Forma Stockholders’ Equity

Stockholders’ equity has been presented on a pro forma basis to reflect the conversion, on a one-for-one basis, of all the outstanding shares of the Company’s Series A, B, C and A-2 convertible preferred stock into an aggregate of 17,178,100 shares of the Company’s common stock, each of which will occur immediately upon the completion of an initial public offering with an offering share price of not less than $7.00 and in which gross proceeds to the Company are at least $30,000 (“qualified IPO”), as if the conversion had occurred on September 30, 2006. All references to pro forma information in the notes to the financial statements are unaudited.

Unaudited Interim Consolidated Financial Statements

Data and information for the nine months ended September 30, 2005 and 2006 are unaudited. In the opinion of the Company’s management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for this period.

Liquidity

The Company has a history of recurring losses and negative cash flows from operations. Historically, the Company has funded cash needs through the issuance of preferred stock, and subordinated convertible debt

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

financing and senior debt financing. In March 2006, the Company completed an additional equity financing through the sale of its Series C convertible preferred stock. The Company’s Alternative Energy Resources Group requires significant capital to support (i) planned operating losses incurred during the installation phase of long-term contracts, and (ii) working capital requirements incident to the provision of long-term capacity commitments. If the Company is unable to obtain additional financing when needed, the Company may be required to reduce its investment in the aforementioned systems and marketing efforts, which may harm its business and operating results. The Company believes that available cash and cash equivalent, borrowings under the senior credit facility, and the net proceeds from its recent private placements of convertible preferred stock, will be sufficient to meet its capital needs for at least the next 12 months.

The Company’s operations are subject to certain risks and uncertainties, including, among others: its history of annual losses since inception, its potential requirement to make refunds to customers, significant revenues are generated from contracts with a small number of customers, its ability to fully receive the payments estimated from its long-term contracts and recognize revenues from its backlog, its failure to meet product development milestones, its dependency on the utility industry customers for its revenues, lengthy sales cycles, it operates in highly competitive markets, its ability to expand strategic partnerships to market its products, its reliance on key third-parties to manufacture its products, its use of technology licensed from third-parties, intellectual property litigation, increases in terminations by residential and commercial customers, and the need to retain key personnel. Any of these factors could impair its ability to expand its operations or to generate significant revenues from those markets in which it operates. As a result of the above and other factors, the Company’s earnings and financial condition can vary significantly from quarter-to-quarter and year-to-year.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include management’s estimate of provisions required for non-collectible accounts receivable, obsolete or slow-moving inventory, and potential product warranty liability. Actual results could differ from those estimates.

Comprehensive Income and Foreign Currency Transactions

Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income , establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. There was no difference between the Company’s net loss and its total comprehensive loss for the nine months ended September 30, 2005 and 2006, respectively.

The currency of the primary economic environment in which the operations of the Company are conducted is the United States Dollar (“dollar”). Accordingly, the Company and its subsidiaries use the dollar as their functional currency. All exchange gains and losses denominated in non-dollar currencies are presented on a net basis in operating expense in the consolidated statement of operations when they arise. Foreign currency gain (loss) amounted to ($15) and $13 for the nine months ended September 30, 2005 and 2006, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks and short-term investments.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on specific identification of accounts considered to be doubtful of collection as well as historical experience. As of September 30, 2006 there was $129 identified as doubtful of collection.

Inventory, net

Inventories are stated at the lower of cost or market. Inventory cost is determined on the basis of specific identification based on acquisition cost, and due provision is made to reduce all slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values. As of September 30, 2006, there was a provision of $284 for inventory identified as slow-moving, obsolete, or unusable.

Property and Equipment, net

Property and equipment are presented at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. In the case of installed assets that are part of long-term contracts, the assets are depreciated over the shorter of the useful life or the term of the contract. In respect of these installed assets, depreciation expense is recognized as a component of cost of revenue. Leasehold improvements are depreciated over the shorter of the lease term or useful life. Improvements are capitalized, while repairs and maintenance are expensed as incurred. Gains or losses realized on the disposal or retirement of property and equipment are recognized in the Consolidated Statement of Operations.

In accordance with SFAS No. 143, Accounting for Asset Retirement Obligations , the Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. As part of the Company’s Alternative Energy Resources Group, the Company installs hardware at residences of select utility customers. At the request of the homeowner, the Company is obligated to remove this hardware. Any associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and recognized as depreciation expense over the asset’s life. The Company’s estimate is based on the historical data for its assets removed multiplied by the cumulative number of assets installed. Accordingly, in the nine months ended September 30, 2005 and 2006, the Company recognized an asset retirement obligation liability and an associated adjustment in the cost of long-lived assets of $46 and $56, respectively.

Goodwill and Other Intangibles, net

Goodwill represents the excess of cost over the fair value of the net tangible assets and identified intangible assets of businesses acquired in purchase transactions. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not being amortized. Goodwill and other indefinite-lived intangible assets are tested for impairment on at least an annual basis, on December 31 of each year. Based on the Company’s most recent impairment test completed at December 31, 2005, there has been no impairment loss recognized for goodwill.

The costs of registered patents and patents pending acquired from third-parties are presented at their cost as of the acquisition date. In addition, registration costs and fees for patents are capitalized. Registered patent costs are amortized over the estimated remaining useful life of the patents, from four to fourteen years. Costs for patents pending are not amortized until they are issued.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount should be assessed by comparing their carrying value to the undiscounted estimated future net operating cash flows expected to be derived from such assets. If such evaluation indicates a potential impairment, a discounted cash flow analysis is used to measure fair value in determining the amount of these assets that should be written off.

Debt Issuance Costs

Debt issuance costs are amortized over the term of the corresponding debt instrument using the straight-line method, which approximates the effective interest method. Amortization of debt issuance costs was $37 and $56 for the nine months ended September 30, 2005 and 2006, respectively.

Debt issuance costs are included in Other assets and consisted of the following as of September 30, 2006:

2006
Debt issuance costs	$247
Accumulated amortization	(155)

Debt issuance costs, net	$92

Warranty Provision

The Company generally warrants its products against certain manufacturing and other defects. These product warranties are provided for specific periods of time and/or usage of the product depending on the nature of the product, the geographic location of its sale and other factors. In late 2004, the Company began to outsource manufacturing operations to a contract manufacturer that provides warranty coverage pursuant to the contractual terms of the agreement. The warranty provision included in other current liabilities is set forth below.

	Nine Months Ended September 30,
	2005	2006
Warranty provision at beginning of period	$161	$51
Accruals for warranties issued during the period	—	94
Warranty settlements during the period	(110)	(44)

Warranty provision at the end of period	$51	$101

Fair Value of Financial Instruments

The carrying values reported for cash equivalents, accounts receivable, accounts payable and accrued expenses approximated their respective fair values at each balance sheet date due to the short-term maturity of these financial instruments. The subordinated convertible debt is stated at fair value as of September 30, 2006 as it bears interest at a variable rate.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Revenue Recognition

In accordance with Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition , the Company recognizes revenue when the following criteria have been met: delivery has occurred, the price is fixed and determinable, collection is probable, and persuasive evidence of an arrangement exists.

Revenue from time-and-materials service contracts and other services are recognized as services are provided. Revenue from maintenance contracts is recognized on a straight-line basis over the life of the contract.

In accordance with SAB 104, the Company defers revenue and associated cost of revenue in its Alternative Energy Resources Group related to certain long-term Virtual Peaking Capacity (“VPC”) contracts until such time as the annual contract price is fixed or determinable. The revenue is invoiced on a monthly or quarterly basis throughout the contract year. The VPC contracts require the Company to provide electric capacity through demand reduction to utility customers, and require a measurement and verification of such capacity on an annual basis in order to determine final contract consideration for a given contract year. Contract years begin at the end of a control season (generally, at the end of a utility’s summer cooling season that correlates to the end of the utility’s peak demand for electricity) and continue for twelve months thereafter. As of September 30, 2006, the Company deferred $16,519 of revenue and $6,623 of corresponding cost of revenue in respect of these contracts.

The Company has certain contracts which are multiple element arrangements and provide for several deliverables to the customer that may include installation services, right to use software, hardware and hosting services. The Company considers the applicability of Emerging Issues Task Force (“EITF”) No. 00-3, Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, to multiple element arrangements that include software hosting services. For contracts that include software hosting services, the customer does not have the contractual right to take possession of the Company’s software at any time during the hosting period without significant penalty. Therefore, in accordance with EITF 00-3, AICPA Statement of Position (“SOP”) 97-2, Software Revenue Recognition, does not apply to these contracts. Accordingly, these contracts are accounted for in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 requires that the Company assess whether the different elements qualify for separate accounting. Because the Company does not have objective evidence of the fair value of each element, the elements do not qualify for separate accounting. Accordingly, revenue for all elements is recognized ratably over the longer of the estimated customer relationship period or the life of the contract, once all revenue recognition requirements are met. Straight-line attribution is used because there is no other discernible pattern of use that suggests that revenue is earned or obligations are fulfilled in a different pattern.

Our Smart Grid Solutions Group sells hardware products directly to utilities for use and deployment by the utility. The Company recognizes revenue for such sales when persuasive evidence of an arrangement exists, delivery has occurred, the buyer’s price is fixed or determinable and collectibility is reasonably assured consistent with the guidance of Staff Accounting Bulletin 104, Revenue Recognition. These sales are not multiple element arrangements and require no ongoing obligation.

In addition, our Smart Grid Solutions Group provides installation services under a long-term service contract with one of our customers. The Company recognizes revenue for such sales when persuasive evidence of an arrangement exists, services have been rendered, the buyer’s price is fixed or determinable and collectibility is reasonably assured consistent with the guidance of Staff Accounting Bulletin 104, Revenue Recognition.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs , the Company reports shipping and handling revenues and their associated costs in revenue and cost of revenue, respectively.

In accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), the Company records incentive payments made to participants in its VPC programs as cost of revenue.

Concentration of Credit Risk

The Company derives a significant portion of its revenue from products and services it supplies to electricity providers such as utilities and independent service operators. Changes in economic conditions and unforeseen events could occur and reduce consumers’ use of electricity. The business success depends in part on the relationships with a limited number of large customers. For the nine months ended September 30, 2005, the Company had one customer who represented 20% of the Company’s total revenue. The total accounts receivable from this customer was $753 as of September 30, 2005. During the nine months ended September 30, 2006, the Company had three customers which accounted for 21%, 13% and 11% of the Company’s total revenue. The total accounts receivable from these customers was $516, $506 and $224, respectively, as of September 30, 2006.

The Company is subject to concentration of credit risk from its cash and cash equivalents, short-term investments and accounts receivable. The Company limits its exposure to credit risk associated with cash and cash equivalents and short-term investments by placing its cash and cash equivalents with a number of domestic financial institutions and by investing in investment grade securities.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense was $3,188 and $3,358 for the nine months ended September 30, 2005 and 2006, respectively. Substantially all advertising costs were incurred to promote the Company’s VPC programs to participants in an effort to acquire electric capacity in fulfillment of certain long-term capacity contracts with utility customers of the Company’s Alternative Energy Resources Group.

Internal Use Software

Software development costs of $9 were capitalized in the nine months ended September 30, 2006 in accordance with SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use , and will be amortized over a three-year expected life in accordance with Company policy.

Software Development Costs

Software development costs have been accounted for in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under this standard, capitalization of software development costs begins upon the establishment of technological feasibility and ends when the software is generally available. Based upon the Company’s product development process, technological feasibility is established upon the completion of a working model. To date, the period between achieving technological feasibility and the general availability of the related products has been short and software development costs qualifying for capitalization have not been material. Accordingly, the Company has not capitalized any software development costs. All software development costs are a component of research and development expense.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Research and Development Expenses

All research and development costs are expensed as incurred and consist primarily of salaries and benefits.

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment , which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees . In March 2005, the Securities and Exchange Commission issued SAB 107, Share-Based Payment , relating to SFAS No. 123(R). The Company has applied applicable provisions of SAB 107 in its adoption of SFAS No. 123(R).

The Company adopted SFAS No. 123(R) using the prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of its year ending December 31, 2006. The Company’s consolidated financial statements, as of and for the nine months ended September 30, 2006, reflect the impact of SFAS No. 123(R). In accordance with this transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include the impact of, SFAS No. 123(R).

There was no stock-based compensation expense related to employee stock options recognized during the nine months ended September 30, 2005. Stock-based compensation expense recognized under SFAS No. 123(R) for the nine months ended September 30, 2006 was $129, before income taxes. The Company used the minimum-value method of measuring the fair value of share based payments granted prior to January 1, 2006. The Company made the one-time election to expense stock-based compensation using the straight-line method. Upon adopting SFAS 123(R), a one-time election was made to recognize stock-based compensation expense on a straight-line basis over the requisite service period for the entire award.

Because the Company utilized the minimum value method for pro forma disclosure purposes under the original provisions of SFAS No. 123, Accounting for Stock-based Compensation, disclosures to demonstrate the effect of pro forma compensation cost on net loss and net loss per share, for the nine months ended September 30, 2005, are not appropriate in accordance with SFAS No. 123(R).

The Company accounts for stock-based compensation issued to consultants on a fair value basis in accordance with SFAS No. 123 and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Segment Reporting

The Company has determined that it operates in two operating segments: the Smart Grid Solutions Group and the Alternative Energy Resources Group. Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker assesses the Company’s performance and allocates the Company’s resources based on two operating segments.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

Income taxes associated with the undistributed earnings of a subsidiary are provided for in accordance with APB No. 23, Accounting for Income Taxes—Special Areas , when the Company has sufficient evidence that the subsidiary has invested or will invest the undistributed earnings indefinitely. If it is determined that the undistributed earnings of a subsidiary will be remitted in the foreseeable future, all taxes related to the remittance of such undistributed earnings are provided for in the current period as income tax expense.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections , which supercedes APB No. 20, Accounting Changes , and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle or correction of an error. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005; however, it does not change the transition provisions of any existing accounting pronouncements. The Company adopted SFAS No. 154 on January 1, 2006 as required. There was no impact on the financial statements upon adoption.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No . 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company has not yet determined the impact that the adoption of FIN 48 will have on its future results of operations and financial position.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

2.	Net Loss Per Share and Pro Forma Net Loss Per Share

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common shares from options and warrants using the treasury stock method, and from convertible securities using the if-converted method. Because the Company reported a net loss for the periods ended September 30, 2005 and 2006, all potential common shares have been excluded from the computation of the dilutive net loss per share for all periods presented because the effect would have been antidilutive. Such potential common shares consist of the following:

	Period Ended September 30,
	2005	2006
Series A convertible preferred stock	10,401,146	10,401,146
Series A-2 convertible preferred stock	36,076	36,076
Series B convertible preferred stock	5,640,878	5,640,878
Series C convertible preferred stock	—	1,100,000
Subordinated debt convertible to Series B convertible preferred stock	1,103,387	1,103,387
Outstanding options	3,434,788	3,818,133
Outstanding warrant	—	500,000

Total	20,616,275	22,599,620

Pro forma net loss per share

The weighted average shares used in computing the pro forma basic and diluted net loss per share have been calculated assuming the conversion of all shares of convertible preferred stock outstanding as of September 30, 2006 into common stock as if the shares had converted immediately upon issuance. A reconciliation between the weighted average shares used in the computation of basic and diluted net loss per share and pro forma net loss per share is outlined below:

September 30, 2006
Basic and diluted weighted average common shares outstanding	6,396,496

Adjustment to reflect the conversion of preferred stock outstanding:
Conversion of Series A convertible preferred stock	10,401,146
Conversion of Series A-2 convertible preferred stock	36,076
Conversion of Series B convertible preferred stock	5,640,878
Conversion of Series C convertible preferred stock	1,100,000

Pro forma basic and diluted weighted average common shares outstanding	23,574,596

All of the Company’s convertible preferred stock is automatically convertible into common shares on a one-for-one basis upon the consummation of a qualified IPO. The $7.00 conversion price for a qualified IPO can only be modified upon an affirmative vote of holders of at least 66 2/3% of the then outstanding Preferred Stock.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

3.	Accounts Receivable, net

Accounts receivable as of September 30, 2006 consisted of billed accounts receivable of $4,613, net of the allowance for doubtful accounts, and unbilled accounts receivable of $5,410. Unbilled accounts receivable reflect amounts that the Company expects to invoice in the next twelve months pursuant to the Company’s contractual right to make future billings under the Alternative Energy Resources Group’s VPC contracts.

4.	Inventory, net

Inventory as of September 30, 2006 consisted of the following:

Raw materials and supplies	$719
Finished goods	625

Total inventory	$1,344

5.	Other Current Assets

Other current assets as of September 30, 2006 consisted of the following:

Deferred costs	$7,724
Capitalized IPO costs	1,222
Prepaid expenses	176
Other	538

Total other current assets	$9,660

Deferred costs are the direct cost of revenue associated with revenue deferred under certain long-term contracts.

6.	Property and Equipment, net

Property and equipment as of September 30, 2006 consisted of the following:

	Estimated Useful Life (in years)
Load control equipment	Contract term	$14,572
Computer hardware and software	3	1,064
Office furniture, software and other equipment	5-7	941
Leasehold improvements	Lease term	213

		16,790
Accumulated depreciation		(4,567)

Property and equipment, net		$12,223

Depreciation in respect of property and equipment was $318 and $274 for the nine months ended September 30, 2005 and 2006, respectively. Such amounts were included in general and administrative expense for both periods.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

7.	Goodwill and Intangible Assets, net

The Company’s goodwill balance as of September 30, 2006 was $499 and related entirely to the Smart Grid Solutions Group segment.

Intangible assets and accumulated amortization as of September 30, 2006 consisted of the following:

	Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Net Amount
Patents	4-14	$319	$(129)	$190

		$319	$(129)	$190

The Company uses the straight-line method of computing amortization expense. Amortization expense for the nine months ended September 30, 2005 and 2006 was $37 and $20, respectively. Estimated amortization expense for the next five years is as follows:

Twelve Months Ending September 30,
2007	$15
2008	15
2009	15
2010	15
2011	15
Thereafter	115

8.	Accrued Expenses

Accrued expenses as of September 30, 2006 consisted of the following:

Installation fees	$194
Professional fees	1,410
Capacity supply agreement	868
Other	694

Total accrued expenses	$3,166

9.	Liability for Employee Termination Benefits

Under Israeli law and labor agreements, one of the Company’s subsidiaries, Comverge Control Systems Ltd., is required to make severance and pension payments to dismissed employees and to employees leaving employment in certain other circumstances. The obligation for severance pay benefits, as determined by the Israeli Severance Pay Law, is based upon length of service and last salary. These obligations are substantially covered by regular deposits with recognized severance pay and pension funds and by the purchase of insurance policies. The pension plans are multi-employer and independent of the Company. Pension and severance costs for the nine months ended September 30, 2005 and 2006 were $50 and $130, respectively, and are included in general and administrative expenses.

On December 27, 2005, the Company notified the employees of its subsidiary of its intent to close the Israel office of such subsidiary effective June 30, 2006. In June 2006, the Company modified this plan and instead

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

decided to significantly reduce headcount in the Israel office but maintain a modest personnel presence. The significant headcount reductions contemplated as part of the modified plan were completed as of June 30, 2006. The remaining headcount is being maintained to support the intellectual property developed in Israel. Accordingly, the Company’s liability for employee termination benefits of $373 accrued as of September 30, 2006 is classified as a current liability and the unfunded amount representing the difference between the liability and the prepaid employee termination benefits of approximately $245 as of September 30, 2006 will be funded at the time of the close-down.

10.	Other Liabilities

Other liabilities as of September 30, 2006 consisted of the following:

Accrued compensation	$333
Deferred rent liability	108
Asset retirement obligation	159
Other	55

Total other liabilities	$655

11.	Long-Term Debt

The Company maintains a senior credit facility (“Credit Facility”) with a United States commercial bank. On September 24, 2004, the Company modified the Credit Facility to (i) increase the revolving line credit amount to $7,000, (ii) increase the letter of credit sublimit to $3,000 and (iii) extend the maturity date of the Credit Facility to September 15, 2007. On October 25, 2005, the Company amended the Credit Facility to include in the definition of eligible receivables certain amounts owing but not yet invoiced to account debtors. The Credit Facility, as amended, bears interest at either prime plus 2.0 percent or prime plus 2.75 percent per annum, depending on the Company’s performance under a financial covenant contained in the agreement. Interest of $7 was paid on the Credit Facility in the nine months ended September 30, 2006. The Credit Facility is collateralized by virtually all of the assets of the Company including the Company’s intellectual property. Borrowings under the Credit Facility can be requested, from time to time, up to an amount that, based on a formula, includes (i) up to 80 percent of eligible receivables and (ii) eligible inventory limited to the lesser of (A) 25 percent of fair market value, (B) 80 percent of net orderly liquidation value, (C) $500 or (D) 25% of the aggregate eligible accounts receivable outstanding. As of September 30, 2006, the Company had borrowings under the Credit Facility of $3,200 and borrowing availability under the Credit Facility of approximately $3,800.

On June 10, 2005, the Company entered into a $4,000 subordinated convertible debt agreement (“Convertible Debt”) with a U.S.-based lender with a maturity date of June 2010. The Convertible Debt bears interest at three percent plus the three-month LIBOR rate. The Convertible Debt requires payment of interest only provided that the Company meets or exceeds certain pro forma revenue targets calculated on a quarterly basis during the term. If the Company does not meet or exceed such revenue targets, at the option of the lender, the Convertible Debt will amortize ratably over a two-year period or such lesser period as remains until the maturity date. No principal payments have been required to date and none are expected to be paid during 2006. The lender may convert the principal amount of the loan into the Company’s Series B convertible preferred stock at a price of $3.62 per share at any time during its term. The Company may convert the principal amount of the loan under the same terms upon a qualified IPO of its common stock. The principal amount of the Convertible Debt may be prepaid at any time, provided that the payment must include an amount calculated to compensate the lender for interest that would have been paid through the maturity date of the Convertible Debt, determined by multiplying the principal

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

balance by the current interest rate for each interest paying period from the prepayment date to the maturity date and then discounting the results to the repayment date at an annual rate of 20%. In addition, in the event of a prepayment of the principal amount, the lender has been provided a non-detachable warrant to purchase 1,103,387 shares of the Company’s Series B convertible preferred stock at a price of $3.62 per share. The Convertible Debt is collateralized by a second lien on substantially all of the assets of the Company and is subordinated in right of payment to the Credit Facility.

Long-term debt as of September 30, 2006 consisted of the following:

Credit Facility with a U.S. bank, collateralized by substantially all of the Company’s assets, maturing in September 2007, interest payable at a variable rate (10.25% as of September 30, 2006)	$3,200
Convertible Debt, collateralized by a second lien on substantially all of the Company’s assets, maturing in June 2010, interest payable monthly at a variable rate of interest (8.48% as of September 30, 2006)	4,000

Total debt	$7,200
Less: current maturities of long-term debt	(3,200)

Total long-term debt	$4,000

12.	Income Taxes

As of September 30, 2006, the Company had a net deferred tax liability of $33 related to tax deductible goodwill amortization associated with indefinite lived assets. As a result, the Company recorded deferred tax expense of $33 for the nine months ended September 30, 2006. As of September 30, 2006, the Company had provided a full valuation allowance on its net deferred tax asset before the deferred tax liability related to tax deductible goodwill because the realization of any future tax benefit cannot be sufficiently assured.

13.	Commitments and Contingencies

Operating Leases

Rental leasing expenses for the nine months ended September 30, 2005 and 2006 were $546 and $521, respectively. Estimated future minimum rental payments and lease payments on noncancelable operating leases as of September 30, 2006 were as follows:

Twelve Months Ending September 30,
2007	$596
2008	470
2009	423
2010	55
2011	—

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Supply Agreement

In May 2006, the Company negotiated a supply agreement with an electric utility in southwest Connecticut that had previously secured contracts with certain of its large commercial and industrial customers to provide electric capacity by permitting direct load control of certain devices and equipment located in their operating facilities. The Company contributed this capacity as a demand response resource under one of its VPC contracts. The Company has a contractual commitment to make additional payments to the electric utility totaling $3.1 million under the two-year term of the agreement. Such amounts will be included in the Company’s cost of revenue.

The term of the supply agreement is co-terminus with the related VPC contract. If the VPC contract terminates, the supply agreement will also terminate. If the supply agreement terminates in advance of the termination or expiration of the VPC contract, no assurance can be given that the Company would be able to obtain alternative electric capacity in the future at favorable prices, or at all, and the unavailability of electric capacity, or a material increase in the price of such electric capacity would have an unfavorable impact on operating income and cash flows from operations.

Employee Retirement Savings Plan

The Company sponsors a tax deferred retirement savings plan that permits eligible U.S. employees to contribute varying percentages of their compensation up to the limit allowed by the Internal Revenue Service. This plan also provides for discretionary Company contributions. No discretionary contributions were made for the nine months ended September 30, 2005 or 2006.

Royalties

The Company’s subsidiary, Comverge Control Systems Ltd., is obligated to pay royalties to the Government of Israel on proceeds from the sale of certain products that incorporate intellectual property developed in whole or in part through grants from the Chief Scientist of the State of Israel (“Chief Scientist”). Royalties are payable at a rate of 4.5 percent of the annual sales of such products. Royalties payable under this arrangement are not to exceed the original amount of the grants, which was $595. As of September 30, 2006, the maximum amount payable on the future sale of products, if any, was approximately $386.

Certain Intellectual Property

In connection with its decision to significantly reduce the cost of the Israel office, the Company is assessing alternatives in respect of transferring to its United States operations certain intellectual property developed with grants from the Chief Scientist. The Company has held preliminary conversations with the Chief Scientist and can transfer such intellectual property, without restriction, provided that it makes a payment of $386, the remaining balance of the grants, or such lesser amount as it may be able to negotiate. It may also replicate such intellectual property in the United States provided that it does not do so with work product developed in Israel and does not utilize Israeli employees who originally created such intellectual property to do so. The Company is also evaluating the viability of transferring the intellectual property and corresponding obligation to the Chief Scientist to another Israel corporation and licensing the use of such intellectual property as is necessary to incorporate into its products.

Guarantees

The Company typically grants customers a warranty that guarantees that its products will substantially conform to its current specifications for 90 days from the delivery date. The Company also indemnifies its customers from

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

third-party claims of intellectual property infringement relating to the use of its products. The Company’s standard software license agreements contain indemnification clauses that are limited in amount. Pursuant to these clauses, the Company indemnifies and agrees to pay any judgment or settlement relating to a claim. The Company accounts for these clauses under FASB Staff Position FIN No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 . Accordingly, there were no liabilities recorded for these agreements as of September 30, 2006.

14.	Stockholders’ Equity

Common Stock

Holders of the Company’s common stock are entitled to dividends if and when declared by the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors, one of whom shall serve as the Chief Executive Officer of the Company, at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

Convertible Preferred Stock

Prior to 2006, the Company sold to investors (i) 10,401,146 shares of its Series A convertible preferred stock (“Series A Preferred”) for $21,438, (ii) 36,076 shares of its Series A-2 convertible preferred stock (“Series A-2 Preferred”) for $100, and (iii) 5,640,878 shares of its Series B convertible preferred stock (“Series B Preferred”) for $13,602.

In March 2006, the Company sold to investors 1,100,000 shares of its Series C convertible preferred stock (“Series C Preferred”) for $5,411, net of issuance costs of $89.

The rights, preferences and privileges attached to the Series A Preferred, Series A-2 Preferred, Series B Preferred and Series C Preferred (collectively, the “Preferred Stock”) are as follows:

(a) Conversion

The Preferred Stock is convertible into the Company’s common stock on a one-for-one basis subject to certain adjustments to affect anti-dilution rights. Conversion is mandatory (i) in the event that the holders of at least a majority of the then-outstanding shares of Preferred Stock consent to such conversion or (ii) upon the closing of a qualified IPO of shares of common stock of the Company. The holders of Preferred Stock have no redemption rights.

(b) Board of Directors

In any election of directors, the holders of Preferred Stock, voting as a separate class, are entitled to elect three members of the Board of Directors and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors. The board can be increased by no more than two additional seats based on a majority vote of the then members of the board. The additional two seats shall be filled by independent directors, who shall be selected by unanimous vote of the then members of the Board of Directors other than the independent directors.

(c) Dividends

In the event the Company declares and pays any dividend on its common stock other than stock or other dividends payable solely in shares of common stock, the Company must also pay to the holders of Preferred

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Stock the dividends that would have been payable had all of the outstanding Preferred Stock been converted to common stock immediately prior to the record date of the dividend.

The holders of shares of Preferred Stock, on a pari passu basis and in preference to the holders of any shares of any other class of capital stock of the Company, shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds legally available therefore, dividends at the rate of 8 percent per annum based, in each case, on the original Preferred Stock issue price. Dividends are noncumulative.

(d) Voting

The Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company.

(e) Liquidation Preferences

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series A Preferred, the Series B Preferred and Series C Preferred shall be entitled to be paid, on a pari passu basis, before any distribution or payment is made upon the Series A-2 Preferred or on the common stock an amount equal to 1.5 times the original Series A Preferred issue price per share, the original Series B Preferred price per share or the original Series C Preferred price per share, respectively, plus all declared and unpaid dividends. After payment to the holders of Series A Preferred, the Series B Preferred and the Series C Preferred of the full amounts to which they are entitled the holders of Series A-2 Preferred shall be entitled to be paid, before any distribution or payment is made upon the common stock, an amount equal to 1.5 times the original Series A-2 Preferred issue price per share plus all declared but unpaid dividends. After the preferential payments have been made in full, any additional remaining assets shall be distributed ratably to the holders of

Preferred Stock (on an as-converted basis) and common stock until such holders of Preferred Stock have received, inclusive of their liquidation amount, an amount equal to 5 times their original issue price per share. After payment of all preferential amounts, the entire remaining assets of the Company legally available for distribution, if any, shall be distributed ratably among the holders of its common stock.

Unless otherwise agreed by holders of at least 66  2/3 percent of the then-outstanding shares of Preferred Stock, a liquidation, dissolution or winding up of the Company shall also include (i) the acquisition or sale of the Company unless the Company’s stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale hold at least 50 percent of the voting power of the surviving or acquiring entity or (ii) a sale, lease or other conveyance or disposition of all or substantially all of the assets of the Company, including a sale of all or substantially all of the assets of the Company’s subsidiaries, if such assets constitute substantially all of the assets of the Company and such subsidiaries taken as a whole.

(f) Anti-dilution Rights

The conversion prices of Preferred Stock are subject to broad-based weighted average anti-dilution adjustments to reduce dilution in the event that the Company issues additional equity securities (other than Board of Directors approved employee incentives, including stock options) at a purchase price less than the then-applicable conversion price of the Series A Preferred, Series A-2 Preferred, Series B Preferred, and Series C Preferred, respectively. The conversion price is also subject to proportional adjustment for stock splits, stock dividends, recapitalizations and similar transactions.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

(g) Protective Provisions

For so long as at least 100,000 shares of Preferred Stock remain outstanding, consent of the holders of at least 66 2/3% of the then outstanding Preferred Stock shall be required to (i) alter or change the rights, preferences or privileges of the Preferred Stock, (ii) create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on a parity with the Preferred Stock, (iii) amend or waive any provision of the Company’s articles of incorporation or bylaws, (iv) increase or decrease the authorized number of shares of common or Preferred Stock, (v) redeem any shares of common stock (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase shares upon the termination of services), (vi) consummate any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold, (vii) increase or decrease the authorized size of the Company’s Board of Directors or the Compensation Committee of the Board of Directors, (viii) pay or declare any dividend on any shares of common or Preferred Stock, (ix) liquidate or dissolve the Company, (x) increase the number of shares reserved for issuance under the Company’s option plan, (xi) issue any shares of capital stock of the Company or options to acquire capital stock of the Company under the Company’s option plan, unless such issuance is approved by the Board of Directors and the Compensation Committee of the Board of Directors, or (xii) authorize or incur any additional indebtedness in excess of $500 (other than the Credit Facility), unless such incurrence of indebtedness is approved by the Board of Directors, including at least two of the directors designated by the holders of Preferred Stock.

Stock Warrants

In June 2005, in conjunction with the Convertible Debt financing, the Company issued a warrant to the lender to purchase 1,103,387 shares of Series B Preferred for $3.62 per share. The warrant is exercisable only if the Company prepays the principal amount of the Convertible Debt. As a result, the warrant is not detachable from the Convertible Debt. In accordance with APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants , the securities are substantially equivalent and not accounted for separately. The warrant will expire in June 2010 or earlier upon the conversion of any portion of the principal amount of the Convertible Debt into shares of the Company.

In February 2006, a significant investor in the Series C Preferred entered into a strategic marketing and development agreement with the Company (“Agreement”). As part of the Agreement, the investor was given a warrant to purchase 500,000 shares of Series C Preferred for $7.50 per share. The warrant is exercisable only if the investor meets defined performance milestones. Since there are no disincentives for nonperformance for the investor, in accordance with EITF 96-18, the warrant is not measured until such time as performance is complete. The performance milestones have not been attained. Accordingly, the Company has recorded no amounts related to the warrant as of September 30, 2006. The warrant expires upon the earlier of a qualified IPO or August 2008.

15.	Stock-Based Compensation

The Company’s stock option plan provides for the granting of options to officers, directors and other key employees of the Company to purchase shares of common stock at not less than 85 percent of the estimated fair value of the Company’s common stock on the date of grant. The purchase price must be paid in cash. The stock option plan was amended by stockholder approval, effective June 20, 2006 to become the Comverge, Inc. 2006 Long-term Incentive Plan (“2006 LTIP”). Stock awards granted on or after the effective date are governed by the 2006 LTIP. Subject to adjustment as defined in the 2006 LTIP, the aggregate number of shares available for issuance is 6,312,073. As of September 30, 2006, the Company had 3,818,133 issued and outstanding options. Since 2003, 737,600 options have been exercised by optionees. Options expire between five years and ten years

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

from the date of grant. The options generally vest over a one to four year period from the date of the grant. As of September 30, 2006, 2,493,940 options were available for grant under the plan.

The expense related to stock options recognized under SFAS No. 123(R) for the nine months ended September 30, 2006 was $129. Of such amount, $69 related to stock option grants made to employees and $60 related to stock option grants made to consultants. A summary of the Company’s stock option activity during the nine months ended September 30, 2006 is as follows:

	2006
	Number of Options (in Shares)	Weighted Average Exercise Price	Range of Exercise Prices
Outstanding at beginning of period	3,421,513	$0.80	$0.29 – $4.00
Granted	1,294,827	0.93	$0.29 – $2.00
Exercised	(732,773)	0.79	$0.29 – $1.59
Cancelled	(140,846)	1.70	$0.29 – $4.00
Forfeited	(24,588)	0.51	$0.29 – $2.00

Outstanding at end of period	3,818,133	0.81	$0.29 – $2.00

Exercisable at end of period	1,732,511	$0.99	$0.29 – $2.00

	Outstanding as of September 30, 2006
Exercise Prices	Number Outstanding (in Shares)	Average Remaining Contractual Life (in Years)	Number Exercisable (in Shares)
$0.29	549,321	5.14	274,485
$0.37	759,990	5.61	269,807
$0.40	104,455	2.15	83,544
$0.41	728,926	6.22	42,775
$1.20	1,183,609	3.36	993,178
$1.31	46,050	5.12	46,050
$1.59	99,782	6.48	4,344
$2.00	346,000	9.84	17,328

	3,818,133	5.27	1,732,511

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Of the stock options outstanding as of September 30, 2006, 3,488,307 options were held by employees, 172,500 options were held by members of the Board of Directors and 157,326 options were held by non-employees. During the nine months ended September 30, 2006, proceeds received from the exercise of 732,773 options was $581. For the nine months ended September 30, 2006, stock options were granted with exercise prices from $0.29 per share to $2.00 per share. The fair value of the common stock was determined by the Company contemporaneously with the grants based, in part, on valuations performed by an independent valuation firm, Duff & Phelps LLC. The grant-date fair value of 1,294,827 options granted during the nine months ended September 30, 2006 was $1,195. After the $129 of expense related to stock options recognized in the nine months ended September 30, 2006, the amount of stock-based compensation expense that may be recognized for outstanding, unvested options as of September 30, 2006 was $1,066. The amount that may be recognized into expense over the next four years is as follows:

Twelve Months Ending September 30,
2007	$488
2008	279
2009	180
2010	119

$1,066

The Company utilized the Black-Scholes option pricing model to estimate fair value, utilizing the following assumptions (weighted averages based on grants during the period):

Risk-free interest rate	4.53%
Expected term of options, in years	4.9
Expected annual volatility	90%
Expected dividend yield	0%

Volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. The Company determines volatility based on an analysis of comparable public companies. The risk-free interest rate is the rate available as of the option date on zero-coupon U.S. government issues with a remaining term equal to the expected life of the option. Because we do not have a sufficient history to estimate the expected term, the Company uses SAB 107’s simplified method for estimating expected term. The simplified method is based on vesting-tranches and the contractual life of each grant. The Company has not paid dividends in the past and does not plan to pay any dividends in the foreseeable future.

During 2005, the Company granted 250,000 shares of restricted common stock to two senior executives. The shares were fully vested at the date of grant. The shares are subject to certain rights of first refusal granted to the Company and accordingly may not be sold, assigned, transferred or otherwise disposed of except in conformity with the terms of the stock agreement. The fair value of the shares on the date of issuance was determined to be $92. The Company recorded compensation expense in an amount equal to the fair value of the stock on the date of grant in conjunction with the issuance.

16.	Segment Information

The Company has two operating segments: the Smart Grid Solutions Group and the Alternative Energy Resources Group. The Smart Grid Solutions Group sells demand response hardware and software to utilities that

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

elect to own and operate such demand response networks for their own benefit. The Alternative Energy Resources Group sells electric capacity to utilities on an outsourced basis under long-term contracts. The Alternative Energy Resources Group accomplishes this by designing, owning, and managing a demand response network on behalf of the utility. Management has three primary measures of segment performance: revenue, gross profit (margin) and operating income. The Alternative Energy Resources Group purchases demand response hardware and software from the Smart Grid Solutions Group. All inter-operating segment revenues are eliminated in consolidation. Smart Grid Solutions Group cost of revenue include direct labor, inventory sold and freight. Within the Alternative Energy Resources Group, cost of revenue are based on operating costs, primarily telecommunications costs related to the network, and depreciation of the assets capitalized in building the demand response network. Operating expenses directly associated with each operating segment include sales, marketing, product development and administrative expenses.

Corporate operating expenses, interest income, interest expense, other income (expense) and amortization expense are not allocated to the operating segments nor included in the measure of segment profit or loss. The Company does not allocate assets and liabilities to its operating segments. All depreciation expense was directly related to the operating segments for the nine months ended September 30, 2005 and 2006.

The following tables show revenue for each of the Company’s operating segments.

	Nine Months Ended September 30, 2005
	Smart Grid Solutions Group	Alternative Energy Resources Group	Corporate Unallocated Costs	Eliminations	Total
Revenue	$13,977	$97	$—	$(2,223)	$11,851
Cost of revenue	9,355	12	—	(2,003)	7,364

Gross profit	4,622	85	—	(220)	4,487
Operating expenses
General and administrative expenses	4,042	2,760	1,406	—	8,208
Marketing and selling expenses	1,388	3,221	673	—	5,282
Research and development expenses	870	—	—	—	870

Total operating expenses	6,300	5,981	2,079	—	14,360

Operating loss	$(1,678)	$(5,896)	$(2,079)	$(220)	$(9,873)

	Nine Months Ended September 30, 2006
	Smart Grid Solutions Group	Alternative Energy Resources Group	Corporate Unallocated Costs	Eliminations	Total
Revenues	$13,676	$537	$—	$(1,462)	$12,751
Cost of revenue	8,646	176	—	(1,251)	7,571

Gross profit	5,030	361	—	(211)	5,180
Operating expenses
General and administrative expenses	3,959	3,609	2,961	—	10,529
Marketing and selling expenses	2,098	3,608	383	—	6,089
Research and development expenses	637	—	—	—	637

Total operating expenses	6,694	7,217	3,344	—	17,255

Operating loss	$(1,664)	$(6,856)	$(3,344)	$(211)	$(12,075)

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Operating expenses not directly associated with an operating segment are classified as “Corporate Unallocated Costs.” Corporate Unallocated Costs include support group compensation, travel, professional fees and marketing activities.

17.	Related Party Transactions

An affiliate of AFI charged the Company’s Israeli subsidiary, Comverge Control Systems Ltd., $104 and $88 in each of the nine months ended September 30, 2005 and 2006, respectively. Such charges were in consideration of providing office space and certain accounting and administrative services, which amounts are included in general and administrative expense. With the significant headcount reductions completed as of September 30, 2006, the Company is utilizing less office space and has renegotiated the cost sharing terms under which AFI provides such services, effective July 1, 2006.

A holder of greater than 5% of the Company’s Series A Preferred and Series B Preferred supplies thermostats to the Company pursuant to a restated communicating thermostat co-development and supply agreement dated as of June 1, 2005. Pursuant to the agreement, such stockholder has agreed to develop one or more customized thermostats to be combined with the Company’s communication interfaces. The Company has agreed to pay such stockholder a specified amount for co-development expenses with respect to each customized thermostat model and a specified price for each unit produced. For the nine months ended September 30, 2005 and 2006, the Company paid such stockholder $899 and $1,683, respectively.

In February 2006, a significant investor in the Series C Preferred entered into a strategic marketing and development agreement with the Company (“Agreement”). As part of the Agreement, the investor was given a warrant to purchase 500,000 shares of Series C Preferred for $7.50 per share. The warrant is exercisable only if the investor meets defined performance milestones under the Agreement as specified in the warrant. The warrant expires upon the earlier of a qualified IPO or August 2008.

The lender of the Convertible Debt became a stockholder of the Company in March 2006 by investing in the Series C Preferred. For the nine months ended September 30, 2005 and 2006, the Company made interest payments on the Convertible Debt of $56 and $255, respectively in addition to paying the lender an $80 placement fee in June 2005 related to the Convertible Debt.

18.	Subsequent Event

The Company has made repayments under the Credit Facility of $2,000 as of November 13, 2006. As of such date, borrowings under the credit facility are $1,200.

             Shares

Comverge, Inc.

Common Stock

P R O S P E C T U S

                     , 2006

Citigroup

Cowen and Company

RBC Capital Markets

Pacific Growth Equities, LLC

Until                      (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby all of which shall be borne by the registrant. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee		$9,630
NASD filing fee		9,500
Nasdaq Global Market listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware authorizes us to indemnity under certain circumstances current or former directors, officers employees or agents in connection with actions, suits or proceedings, by reason of the fact that the person is or was a director, officer, employee or agent, against expenses and liabilities actually and reasonably incurred in such actions, suits or proceedings so long as they acted in good faith and in a manner the person reasonable believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action if they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses actually and reasonably incurred and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate.

As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the General Corporation Law of the State of Delaware regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.

As permitted by Delaware law, our certificate of incorporation provides that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law.

As permitted by Delaware law, our bylaws provide that:

•	we may indemnify our other employees and agents, subject to very limited exceptions;

•	we are required to advance expenses (including without limitation, attorneys’ fees), as incurred, to our directors and officers in connection with a legal proceeding, subject to very limited exceptions; and

•	the rights conferred in our bylaws are not exclusive.

The indemnification provisions in our certificate of incorporation and bylaws may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

Under Delaware law, corporations also have the power to purchase and maintain insurance for directors, officers, employees and agents. Our bylaws empower the board of directors to purchase and maintain insurance on behalf of our officers and directors. Prior to the closing of the offering, it is contemplated that Comverge and its subsidiaries will be covered by liability insurance policies which indemnify their directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers, or trustees, subject to limitations and conditions as set forth in the policies.

The section of the prospectus entitled “Management—Indemnification Agreements” briefly discusses the terms of the indemnification agreements that we have entered into with our directors and executive officers and is incorporated herein by reference.

The foregoing discussion of our certificate of incorporation, bylaws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, bylaws, indemnification agreements, or law.

Reference is made to Item 17 of our undertakings with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

Item 15.	Recent Sales of Unregistered Securities.

The following is a description of all securities that the registrant has sold within the past three years without registration under the Securities Act:

(1) In April 2003, the registrant sold to accredited investors (i) 5,278,058 shares of its Series A Convertible Preferred Stock (“Series A Preferred”) for $11,000,000 and (ii) 721,527 shares of its Series A-1 Convertible Preferred Stock for $2,000,000. In September 2003, the registrant sold to accredited investors 959,646 shares of its Series A Preferred for $2,000,000. In October 2003, the registrant sold to accredited investors 2,717,242 shares of its Series A Preferred for $5,663,000. In December 2003, the registrant sold to an accredited investor 36,076 shares of its Series A-2 Convertible Preferred Stock for $100,000.

(2) In March 2004, the registrant sold to accredited investors 1,455,796 shares of its Series A Preferred for $3,034,000. In October 2004, the registrant sold to accredited investors 5,640,878 shares of its Series B Convertible Preferred Stock (“Series B Preferred”) for $13,633,000. As a part of the Series B Preferred transaction, the registrant issued 92,798 shares of its common stock for no monetary consideration to one of the investors.

(3) In June 2005, the registrant entered into a $4.0 million subordinated convertible loan agreement with Partners for Growth, L.P. The lender may convert the principal amount of the convertible debt into Series B Preferred at a price of $3.62 per share. In addition, in the event of a prepayment of the principal amount of the convertible debt, the lender has been provided a non-detachable warrant to purchase 1,103,387 shares of the Series B Preferred for $3.62 per share. The warrant is exercisable only if the registrant prepays the convertible debt. The warrant expires upon the earliest to occur of June 7, 2010 or the conversion of any portion of the debt outstanding under the loan and security agreement into shares of the registrant’s capital stock pursuant to the terms of such agreement.

(4) In February 2006, the registrant sold to accredited investors 1,058,000 shares of its Series C Convertible Preferred Stock (“Series C Preferred”) for $5,290,000. In March 2006, the registrant sold to an accredited investor 42,000 shares of its Series C Preferred for $210,000.

(5) In February 2006, Air Products and Chemicals, Inc., an accredited investor in the registrant’s Series C Preferred Stock, entered into a strategic marketing and development agreement with the registrant. As part of the agreement, the registrant issued a warrant to the investor to purchase 500,000 shares of the registrant’s Series C Preferred for $7.50 per share. The warrant is exercisable only if the holder meets certain defined performance milestones under the agreement, as specified in the warrant. The warrant expires upon the earliest to occur of August 12, 2008, the closing of a change of control (as defined in the warrant) of the registrant or the closing of a public offering by the registrant.

(6) In 2003, the registrant issued to directors, officers and employees options to purchase 1,278,800 shares of common stock with per share exercise prices of $1.20, and has issued 1,344 shares of common stock upon exercise of such options.

(7) In 2004, the registrant issued to directors, officers and employees options to purchase 980,525 shares of common stock with per share exercise prices ranging from $0.29 to $1.20, and has issued 254,343 shares of common stock upon exercise of such options.

(8) In 2005, the registrant issued to directors, officers and employees options to purchase 934,507 shares of common stock with per share exercise prices ranging from $0.29 to $0.40, and has issued 1,875 shares of common stock upon exercise of such options. In addition, the registrant issued 250,000 shares of restricted common stock to executive officers, all of which have vested.

(9) From January 1, 2006 through September 30, 2006, the registrant issued to directors, officers and employees options to purchase 1,270,001 shares of common stock with per share exercise prices ranging from $0.41 to $2.00 and has issued 95,043 shares of common stock upon exercise of such options.

The issuance of securities described in paragraphs (1) through (5) above were exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors or qualified institutional buyers and they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate access, through their relationship with the registrant, to financial statement or non-financial statement information about the registrant or had adequate access, through their relationship with the registrant, to financial statement or non-financial statement information about the registrant. The sale of these securities was made without general solicitation or advertising.

The issuances of securities described in paragraphs (6) through (9) above were exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) and Rule 701 of the Securities Act of 1933 pursuant to compensatory benefit plans approved by the registrant’s board of directors.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Number		Exhibit Title

1.1	**	Form of Underwriting Agreement

3.1	**	Form of Fifth Amended and Restated Certificate of Incorporation of Comverge, Inc.

3.2	**	Form of Second Amended and Restated Bylaws of Comverge, Inc.

Number		Exhibit Title

4.1	**	Specimen Common Stock Certificate

4.2	+	Warrant, dated June 8, 2005, issued by Comverge, Inc. to Partners for Growth, L.P.

4.3	+	Warrant to Purchase Series C Preferred Stock of Comverge, Inc., dated February 14, 2006, issued by Comverge, Inc. to Air Products and Chemicals, Inc.

4.4	+	Third Amended and Restated Investors’ Rights Agreement, dated February 14, 2006, among Comverge, Inc. and the signatories thereto

5.1	**	Opinion of Andrews Kurth LLP

10.1	+♦	Advanced Energy Management Agreement, dated September 16, 1996, between Gulf Power Company, Inc. and Comverge, Inc. (as assignee), including Amendment No. 1, dated September 20, 1996, Amendment No. 2, dated September 3, 1998, Amendment No. 3, dated August 19, 1999, Amendment No. 4, dated October 12, 2000, Amendment No. 5, dated March 15, 2004, Amendment No. 6, dated July 13, 2004 and Amendment No. 7, dated January 1, 2006

10.2	+♦	Contract, dated March 26, 2003, between PacifiCorp and Comverge Technologies, Inc., including Change Order Nos. 1, 2 and 3

10.3	+♦	Demand Response Capacity Delivery Agreement, dated October 6, 2003, between San Diego Gas & Electric Company and Comverge, Inc., including First Amendment, dated November 16, 2004 and Application Service Provider Agreement, dated June 15, 2005

10.4	+♦	Agreement for Supplemental Installed Capacity Southwest Connecticut, dated April 13, 2004, between ISO New England Inc. and Comverge, Inc.

10.5	+	Agreement for Supplemental Installed Capacity Southwest Connecticut, dated June 1, 2004, between ISO New England Inc. and Comverge, Inc. (as assignee)

10.6	+♦	Purchase Contract, dated November 16, 2004, between the City of Austin and Comverge, Inc., including Amendment No. 1, dated October 12, 2005

10.7	+	Loan and Security Agreement, dated April 7, 2003 between Silicon Valley Bank and Comverge, Inc., including Amendment, dated September 10, 2003, Loan Modification, dated May 19, 2004, Loan Modification, dated September 24, 2004, Fourth Amendment, dated October 25, 2005, and Fifth Amendment, dated January 9, 2006

10.8	+	Loan and Security Agreement, dated June 8, 2005, between Partners for Growth, L.P. and Comverge, Inc.

10.9	+	Lease, Equipment and Office Services Agreement, dated October 1, 1999, as amended, between Decision Systems Israel Ltd. and PowerCom Control Systems Ltd.

10.10	+♦	Strategic Marketing and Development Agreement, dated February 14, 2006, between Comverge, Inc. and Air Products and Chemicals, Inc.

10.11	+♦	Supply Agreement, dated September 27, 2004, by and between Comverge, Inc. and Telco Solutions III, LLC

10.12	+♦	Restated Communicating Thermostat Co-Development and Supply Agreement, dated July 1, 2005, between the White-Rodgers division of Emerson Electric Co. and Comverge, Inc.

10.13	+†	Form of Stock Option Agreement under the Comverge, Inc. 2000 Stock Option Plan

10.14	+†	Form of Notice of Stock Option Grant under the Comverge Technologies, Inc. 2000 Stock Option Plan

10.15	+†	Comverge Technologies, Inc. Notice of Anti-Dilution Stock Option Grant, dated November 13, 2001, issued to Frank A. Magnotti

Number		Exhibit Title

10.16	+†	Option Agreement, dated September 1, 2001, between Comverge, Inc. and Robert M. Chiste

10.17	+†	Form of Comverge Stock Issuance Agreement

10.18	+†	Comverge, Inc. 2006 Long-Term Incentive Plan

10.19	+†	Form of Nonqualified Stock Option Agreement under the Comverge, Inc. 2006 Long-Term Incentive Plan

10.20	+†	Form of Restricted Stock Grant Agreement under the Comverge, Inc. 2006 Long-Term Incentive Plan

10.21	+†	Form of Indemnification Agreement between Comverge, Inc. and each of the directors and executive officers thereof

10.22	+†	2006 Bonus Plans for Executive Officers

21.1	+	Subsidiaries of Comverge, Inc.

23.1	*	Consent of PricewaterhouseCoopers LLP with respect to report dated March 29, 2006

23.2	*	Consent of Duff & Phelps LLP with respect to its valuations

23.3	**	Consent of Andrews Kurth LLP (included in Exhibit 5.1)

24.1	+	Powers of Attorney (included on signature page)

*	Filed herewith.
+	Previously filed.
**	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
♦	Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Act of 1933, as amended.

(b) Financial Statement Schedules.

Schedule II – Valuation and Qualifying Accounts is included on F-55. All other schedules for which provision is made in the applicable accounting regulations of the SEC are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date that it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or a prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering, containing material information about the undersigned registrant or its securities, provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Hanover, State of New Jersey, on November 16, 2006.

COMVERGE, INC.

By:	/s/ ROBERT M. CHISTE
Name:	Robert M. Chiste
Title:	Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT M. CHISTE Robert M. Chiste	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)	November 16, 2006

/s/ MICHAEL D. PICCHI Michael D. Picchi	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 16, 2006

* Alexander Ellis, III	Director	November 16, 2006

* William J. Grealis	Director	November 16, 2006

* Robert F. McCullough	Director	November 16, 2006

* John A. Moore	Director	November 16, 2006

* Scott B. Ungerer	Director	November 16, 2006

* Timothy A. Woodward	Director	November 16, 2006

* R. Blake Young	Director	November 16, 2006

/s/ MICHAEL D. PICCHI Michael D. Picchi Attorney-in-Fact

EXHIBIT INDEX

Number		Exhibit Title

1.1	**	Form of Underwriting Agreement

3.1	**	Form of Fifth Amended and Restated Certificate of Incorporation of Comverge, Inc.

3.2	**	Form of Second Amended and Restated Bylaws of Comverge, Inc.

4.1	**	Specimen Common Stock Certificate

4.2	+	Warrant, dated June 8, 2005, issued by Comverge, Inc. to Partners for Growth, L.P.

4.3	+	Warrant to Purchase Series C Preferred Stock of Comverge, Inc., dated February 14, 2006, issued by Comverge, Inc. to Air Products and Chemicals, Inc.

4.4	+	Third Amended and Restated Investors’ Rights Agreement, dated February 14, 2006, among Comverge, Inc. and the signatories thereto

5.1	**	Opinion of Andrews Kurth LLP

10.1	+♦	Advanced Energy Management Agreement, dated September 16, 1996, between Gulf Power Company, Inc. and Comverge, Inc. (as assignee), including Amendment No. 1, dated September 20, 1996, Amendment No. 2, dated September 3, 1998, Amendment No. 3, dated August 19, 1999, Amendment No. 4, dated October 12, 2000, Amendment No. 5, dated March 15, 2004, Amendment No. 6, dated July 13, 2004 and Amendment No. 7, dated January 1, 2006

10.2	+♦	Contract, dated March 26, 2003, between PacifiCorp and Comverge Technologies, Inc., including Change Order Nos. 1, 2 and 3

10.3	+♦	Demand Response Capacity Delivery Agreement, dated October 6, 2003, between San Diego Gas & Electric Company and Comverge, Inc., including First Amendment, dated November 16, 2004 and Application Service Provider Agreement, dated June 15, 2005

10.4	+♦	Agreement for Supplemental Installed Capacity Southwest Connecticut, dated April 13, 2004, between ISO New England Inc. and Comverge, Inc.

10.5	+	Agreement for Supplemental Installed Capacity Southwest Connecticut, dated June 1, 2004, between ISO New England Inc. and Comverge, Inc. (as assignee)

10.6	+♦	Purchase Contract, dated November 16, 2004, between the City of Austin and Comverge, Inc., including Amendment No. 1, dated October 12, 2005

10.7	+	Loan and Security Agreement, dated April 7, 2003 between Silicon Valley Bank and Comverge, Inc., including Amendment, dated September 10, 2003, Loan Modification, dated May 19, 2004, Loan Modification, dated September 24, 2004, Fourth Amendment, dated October 25, 2005, and Fifth Amendment, dated January 9, 2006

10.8	+	Loan and Security Agreement, dated June 8, 2005, between Partners for Growth, L.P. and Comverge, Inc.

10.9	+	Lease, Equipment and Office Services Agreement, dated October 1, 1999, as amended, between Decision Systems Israel Ltd. and PowerCom Control Systems Ltd.

10.10	+♦	Strategic Marketing and Development Agreement, dated February 14, 2006, between Comverge, Inc. and Air Products and Chemicals, Inc.

10.11	+♦	Supply Agreement, dated September 27, 2004, by and between Comverge, Inc. and Telco Solutions III, LLC

10.12	+♦	Restated Communicating Thermostat Co-Development and Supply Agreement, dated July 1, 2005, between the White-Rodgers division of Emerson Electric Co. and Comverge, Inc.

10.13	+†	Form of Stock Option Agreement under the Comverge, Inc. 2000 Stock Option Plan

Number		Exhibit Title

10.14	+†	Form of Notice of Stock Option Grant under the Comverge Technologies, Inc. 2000 Stock Option Plan

10.15	+†	Comverge Technologies, Inc. Notice of Anti-Dilution Stock Option Grant, dated November 13, 2001, issued to Frank A. Magnotti

10.16	+†	Option Agreement, dated September 1, 2001, between Comverge, Inc. and Robert M. Chiste

10.17	+†	Form of Comverge Stock Issuance Agreement

10.18	+†	Comverge, Inc. 2006 Long-Term Incentive Plan

10.19	+†	Form of Nonqualified Stock Option Agreement under the Comverge, Inc. 2006 Long-Term Incentive Plan

10.20	+†	Form of Restricted Stock Grant Agreement under the Comverge, Inc. 2006 Long-Term Incentive Plan

10.21	+†	Form of Indemnification Agreement between Comverge, Inc. and each of the directors and executive officers thereof

10.22	+†	2006 Bonus Plans for Executive Officers

21.1	+	Subsidiaries of Comverge, Inc.

23.1	*	Consent of PricewaterhouseCoopers LLP with respect to report dated March 29, 2006

23.2	*	Consent of Duff & Phelps LLP with respect to its valuations

23.3	**	Consent of Andrews Kurth LLP (included in Exhibit 5.1)

24.1	+	Powers of Attorney (included on signature page)

*	Filed herewith.
+	Previously filed.
**	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
♦	Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Act of 1933, as amended.